Exhibit 99.2

[*] = Certain information contained in this document, marked by brackets, has been omitted because it is both not material and is the type of information that we customarily and actually treat as private or confidential.

Final Form

THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH APPLICABLE FEDERAL, STATE OR FOREIGN SECURITIES LAWS. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF THE INTERESTS IS RESTRICTED AS PROVIDED IN THIS AGREEMENT.

SECOND AMENDED & RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WLTR HOLDINGS, LLC

DATED AS OF JANUARY 3, 2023

TABLE OF CONTENTS

i

EXHIBITS

Exhibit A	Form of Joinder

Exhibit B	Accredited Investor Questionnaire

Exhibit C	Class A Representative Member Approval Rights

Exhibit D	Certain Operating Covenants

Exhibit E	Parent Guaranty

Exhibit F	2023 Rules

Exhibit G	Reinvestment Agreement

Exhibit H	Contribution and Exchange Agreement

INDEX OF DEFINED TERMS

2023 Rules	2
Accounting Practices	2
Acquisition Agreement	1
Act	1
Additional Class A Expense Fund Amount	33
Adjusted Capital Account	3
Adjusted Capital Account Deficit	3
Affiliate	3
Affiliated Revenue	16
Agent	60
Agreement	1
Approval Period	3
Billable Employee	3
Billable IC	3
Blocker Corporation	43
Blocker Seller	1
Board	40
Business Day	3
CAGR	5
CAGR Multiple	4
Canadian Tax Purposes	46
Capital Account	4
Capital Contribution	4
Cash Redemption Payment	29
Certificate of Formation	1
Class A Directors	41
Class A Expense Default Amount	33
Class A Expense Fund	32
Class A Expense Fund Notice	33
Class A Expenses	32
Class A Offset Amount	33
Class A Representative Member	2
Class A Unitholder	4
Class A Units	19
Class B Units	19
Closing Per Unit Value	4
Closing Reinvestment Agreements	49
Code	4
COGS	5
Collateral	60
Company	1
Company Minimum Gain	4
Compounded Annual PBT Growth Rate	5

Contribution and Exchange Agreement	59
Cost of Goods Sold	5
Covenant Termination Notice	60
Covered Audit Adjustment	5
Covered Person	43
Credit Agreement	60
Cumulative GM Multiple	6
Cumulative Gross Margin	6
Damages	43
Default Event	6
Default Rate	6
Depreciation	6
Designated Individual	46
DGCL	7
Director	40
Disputed Items	26
Distributable Cash	7
Distribution	7
Distribution Tax Rate	7
Effective Date	1
Entity	7
Equity Interests	7
Equity Rollover Participants	2
ERISA	8
EV Multiple	8
Exercise Period	8
Fair Market Value	8
Family Member	8
FATCA	40
First Redemption Year	22
Fiscal Year	45
GAAP	8
Governmental Authority	8
Gross Asset Value	8
Gross Profit	9
Group Companies	9
Hourly Base Rate	9
Indirect Holder	9
Initial Class A Units	10
Internal Reorganization	10
IRS	10
Joinder	10
Law	10
Legal Proceeding	10

v

Liability	11
Lien	11
Liquidator	52
Loss Client	11
Losses	13
Management Holdco	11
Management Holdco Initial Expense Fund Portion	33
Management Holdco Loan	33
Management Holdco Redemption Election Notice	23
Management Holdco Redemption Percentage	11
Maximum Non-Cash Redemption Payment Percentage	28
Member	11
Member Minimum Gain	11
Member Nonrecourse Debt	11
Member Nonrecourse Deductions	11
Merger	1
Merger Sub	1
Neutral Accounting Firm	11
Non-Billable Delivery Employee	11
Non-Cash Redemption Payment	29
Nonrecourse Deductions	12
Nonrecourse Liability	12
Non-Redemption Year Package	26
Notice of Disagreement	26
Officer	42
Original LLC Agreement	1
Other Parent Group Entities	12
Outside Advisor Fees	55
Parent	12
Parent Group	12
Parent Share Entity Distribution	30
Parent Share Settlement VWAP	12
Parent Shares	12
Partnership Audit Payments	47
Partnership Tax Audit Rules	12
Per UAR Payment Amount	12
Person	12
Plan Asset Regulations	12
Principal Member	1
Pro Rata Basis	12
Pro Rata Share	12
Proceeds From Sale or Liquidation	12

Profits	13
Redeemable Class A Units	14
Redemption Closing Date	29
Redemption Closing Statement	28
Redemption Election Notice	23
Redemption Exchange Value	14
Redemption Exercise	23
Redemption Exercise Enterprise Value	14
Redemption Per Unit Illustrative Maximum Value	14
Redemption Per Unit Minimum Value	14
Redemption Per Unit UAR Expense Amount	14
Redemption Per Unit Value	14
Redemption Years	14
Registration Rights Agreement	14
Regulatory Allocations	36
Reinvestment Agreement	59
Reinvestment Closing	59
Reinvestment Notice	58
Reinvestment Participant	7, 14, 49
Reinvestment Period	58
Reinvestment Right	58
Reinvestment Unit	58
Representative Losses	32
Review Period	25
Reviewed Year	47
Rollover	2
Rollover Agreement	2
Second Redemption Year	22
Securities Act	14
Share Issuance Conditions	30
Share Settled Portion	24
Subsidiary	15
Tax Distribution	38
Tax Year	15
Third Redemption Year	23
TI Members	15
Transaction Documents	15
Transfer	15
Treasury Regulations	15
UAR Payment Award	16
UAR Statement	29
Unallocated UAR Funds	16
Unallocated Vested UARs	16
Uniform Commercial Code	16

Unit Ledger	20
Units	16
Unredeemed Class A Units	23
Unresolved Objections	27
Vested UAR Holder	16
Vested UARs	16
WillowTree Financial Information Package	25

WillowTree Revenue	16
WillowTree Revenue Group	17
WillowTree Revenue Group Negotiation	17
WillowTree Service Provider	17
WillowTree Services	17
Withheld Taxes	39
WLTR Management Holdings	1
WT Member	1

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WLTR HOLDINGS, LLC

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of WLTR HOLDINGS, LLC, a Delaware limited liability company (the “Company”), is made as of January 3, 2023 (the “Effective Date”), by and among the Company, TELUS International Holding (U.S.A.) Corp., a Delaware corporation (the “Principal Member”), WT Blocker Corp., a Delaware corporation (the “WT Member”), WLTR Management Holdings LLC, a Delaware limited liability company (“WLTR Management Holdings”), and the other members set forth on the signature pages hereto.

RECITALS

WHEREAS, the Company was formed on September 21, 2018, through the filing of a certificate of formation (the “Certificate of Formation”) with the Secretary of State of the State of Delaware pursuant to and in accordance with the Delaware Limited Liability Company Act (as amended from time to time, the “Act”);

WHEREAS, the initial agreement of the members of the Company as to the affairs of the Company and the conduct of its business was entered into on September 21, 2018 (as subsequently amended prior to the Effective Date, the “Prior LLC Agreement”);

WHEREAS, on October 26, 2022, the Company entered into that certain Stock Purchase Agreement and Agreement and Plan of Merger (as amended on December 30, 2022, and as may be further amended, the “Acquisition Agreement”) with the Principal Member, Sequoia Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub”) and Insignia WT Holdings, LLC, a Delaware limited liability company (the “Blocker Seller”) pursuant to which, on the Effective Date, (i) the Principal Member purchased and acquired from the Blocker Seller all of the shares of capital stock of the WT Member and (ii) Merger Sub was merged with and into the Company with the Company being the surviving company (such merger, the “Merger”);

WHEREAS, pursuant to the Acquisition Agreement and as a result of the Merger, the equity interests of the Persons that were members of the Company prior to the consummation of the Merger (other than the equity interests of the WT Member and certain other equity interests as further described in the Acquisition Agreement) were cancelled and converted into the right to receive cash and other consideration from the Principal Member;

WHEREAS, pursuant to the Acquisition Agreement and as a result of the Merger, the WT Member’s Common Units and Preferred Units (each as defined in the Prior LLC Agreement) in the Company were converted into the number of Class B Units as reflected on the Unit Ledger as of the Effective Date;

WHEREAS, in connection with the execution of the Acquisition Agreement, certain other Persons that were members of the Company prior to the consummation of the Merger (such Persons, the “Equity Rollover Participants”) entered into those certain Rollover Agreements (each, a “Rollover Agreement”) with the Company and the Principal Member pursuant to which certain of the existing equity interests in the Company would, as a result of the Merger and in accordance with the Acquisition Agreement and the Rollover Agreements, be converted into a number of Class A Units determined in accordance with the Acquisition Agreement and the Rollover Agreements (the “Rollover”);

WHEREAS, with effect as of immediately following the Rollover, certain holders of Class A Units contributed their respective Class A Units to Entities controlled by such holders pursuant to certain contribution agreements;

WHEREAS, as of the Effective Date, New WT Parent, Inc., a Delaware corporation (the “Class A Representative Member”) holds the largest number of Class A Units (as defined below) in the Company and will act as a representative of all of the holders of Class A Units; and

WHEREAS, pursuant to the Acquisition Agreement and the agreement of the parties hereto, this Agreement shall be the Company’s limited liability company agreement following the Merger (until amended in accordance with the terms hereof).

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, this Agreement shall amend and restate and supersede and replace the Prior LLC Agreement and any other limited liability company agreement of the Company and the parties hereto hereby agree that the following shall constitute the sole limited liability company agreement of the Company:

Article I
Definitions

Section 1.1      Defined Terms. Capitalized terms shall have the meanings ascribed to such terms in this Agreement. The following terms shall have the following meaning:

“2023 Rules” means the delegation of authority from Parent to grant Unit Appreciation Rights on the Effective Date in accordance with the terms thereof and Section 10.16 below, as may be amended from time to time.

“Accounting Practices” means those accounting principles, practices, policies and procedures, and methodologies applied in the preparation of WT Intermediate, LLC and its Subsidiaries’ audited consolidated financial statements for the twelve (12) month period ended December 31, 2021.

“Adjusted Capital Account” means, with respect to any Member, (a) the Capital Account balance of such Member, plus (b) such Member’s share of Member Minimum Gain or Company Minimum Gain (after reduction to reflect the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)).

“Adjusted Capital Account Deficit” means, with respect to any Member the deficit balance, if any, in such Member’s Adjusted Capital Account at the end of any Tax Year, after crediting such Member’s Adjusted Capital Account for any amount such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For these purposes, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Approval Period” means the period from the Effective Date through December 31, 2025; provided that, if the Company or the Class A Representative Member exercises the deferral right described in Section 3.5(c), then the Approval Period shall be automatically extended (and shall be deemed to have been automatically extended) through December 31, 2026.

“Billable Employee” means, for any period, an employee of the WillowTree Revenue Group who is identified as a “billable employee” in the Company’s “HRIS” system in accordance with the Accounting Practices and whose time has primarily been billed during such period to clients of the WillowTree Revenue Group.   A list, as of October 1, 2022, of the Billable Employees and Non-Billable Employees, has been provided by the Class A Representative Member to the Principal Member prior to the Effective Date.  For clarity, a temporary employee whose employment has a specified termination date and (i) who is affiliated with a university, educational institution or other educational efforts and (ii) who is either (A) in a work semester typically lasting less than four months (and whose employment has not been renewed for a subsequent work semester after the previous semester has ended) or (B) allocating a reasonable amount of time for educational purposes while attending an educational institution shall not be deemed a Billable Employee.

“Billable IC” means an independent contractor of the WillowTree Revenue Group who is identified as “billable” on the Company’s HRIS system in accordance with the Accounting Practices and whose time has been primarily billed during such period to clients of the WillowTree Revenue Group.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to be closed.

“CAGR Multiple” means, with respect to a Redemption Year, a multiple that is determined in accordance with the following table based on the applicable calculation of CAGR through the end of such Redemption Year:

CAGR through the end of such Redemption Year	Applicable Multiple
Less than 20.0%	[*]
Greater than or equal to 20.0% but less than 22.5%	[*]
Greater than or equal to 22.5% but less than 25.0%	[*]
Greater than or equal to 25.0% but less than 27.5%	[*]
Greater than or equal to 27.5% but less than 30.0%	[*]
Greater than or equal to 30.0% but less than 35%	[*]
Greater than 35%	[*]

“Capital Account” means, with respect to any Member, the Capital Account maintained for such Member in accordance with Section 3.3.

“Capital Contribution” means, with respect to any Member, the amount of cash and the initial Gross Asset Value of any property (other than cash) contributed to the Company by such Member; provided that each Member shall be deemed to make a Capital Contribution to the Company as of the date hereof in an amount equal to the Fair Market Value of the Units held by such Member as of the date hereof (and, for the avoidance of doubt, the Fair Market Value of each Unit as of the date hereof shall be equal to the Closing Per Unit Value; provided, further, that the Principal Member shall be deemed to have made a Capital Contribution to the Company an amount of cash equal to the Aggregate Option Closing Consideration (as defined in the Acquisition Agreement and as finally determined in accordance with the terms of the Acquisition Agreement) in connection with the transactions contemplated in the Acquisition Agreement. Any reference to the Capital Contribution of a Member will include any Capital Contributions made by a predecessor holder of such Member’s Units to the extent that such Capital Contribution was made in respect of Units Transferred to such Member.

“Class A Unitholders” means the holders of Class A Units (which includes, for clarity, the Transferees of any Equity Rollover Participants or Reinvestment Participants).

“Closing Per Unit Value” means an amount equal to (a) the Estimated Closing Payment (as defined in the Acquisition Agreement) divided by (b) 100,000,000.

“Code” means the United States Internal Revenue Code of 1986.

“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d). It is further understood that Company Minimum Gain shall be determined in a manner consistent with the rules of Treasury Regulations Section 1.704-2(b)(2), including the requirement that if the adjusted Gross Asset Value of property subject to one or more Nonrecourse Liabilities differs from its adjusted tax basis, Company Minimum Gain shall be determined with reference to such Gross Asset Value.

“Cost of Goods Sold” or “COGS” means, for any applicable period, the following, to the extent expensed by the WillowTree Revenue Group and for the generation of revenue billed to clients, in each case, calculated on a consolidated basis and in accordance with the Accounting Practices:

(a)            with respect to Billable Employees, (i) base salaries and hourly wages (including overtime), (ii) the employer portion of payroll taxes with respect to the preceding clause (a)(i), (iii) the employer portion of employment-related insurance premiums (i.e., medical and dental), (iv) Group Company 401(k) match, (v) “signing” bonuses and reimbursement of relocation expenses and (vi) the cost of any bonuses, option payments and/or other incentive compensation payments (but excluding, any cost of the 2023 Rules);

(b)            with respect to Billable ICs, all fees expensed to such Billable ICs; and

(c)            with respect to each Non-Billable Employee, to the extent such Non-Billable Employee’s hours are actually billed by the WillowTree Revenue Group to one of its clients and included within WillowTree Revenue for such period, an amount equal to (i) such hours times (ii) the applicable Hourly Base Rate.

“Compounded Annual Revenue Growth Rate” or “CAGR” shall mean the compounded annual percentage growth rate in revenue (expressed as a percentage):

CAGR =	[ (	X	)	1/N	- 1]	x 100%
Y

where:

“X” shall mean WillowTree Revenue for the Redemption Year;

“Y” shall mean $[*] (which reflects the forecasted WillowTree Revenue for twelve month period ending December 31, 2022); and

“N” shall mean the number of calendar years that have elapsed during the period commencing January 1, 2023 (inclusive) and expiring December 31st of the applicable Redemption Year (inclusive).

“Covered Audit Adjustment” means an adjustment to any partnership-related item (within the meaning of Section 6241(2)(B) of the Code) to the extent such adjustment results in an “imputed underpayment” as described in Section 6225(b) of the Code or any analogous provision of state or local Law.

“Cumulative GM Multiple” means, with respect to a Redemption Year, a multiple that is determined in accordance with the following table based on the applicable calculation of Cumulative Gross Margin for such Redemption Year:

Cumulative Gross Margin	Applicable Multiple
Less than 30%	[*]

Cumulative Gross Margin	Applicable Multiple
Greater than or equal to 30% but less than 35%	[*]
Greater than or equal to 35% but less than 40%	[*]
Greater than or equal to 40% but less than 45%	[*]
Greater than or equal to 45% but less than 47%	[*]
Greater than or equal to 47% but less than 50%	[*]
Greater than 50%	[*]

“Cumulative Gross Margin” means, with respect to a Redemption Year, the percentage equivalent of the quotient determined by dividing (x) the total Gross Profit for the period commencing on January 1, 2023 and ending at the end of such Redemption Year by (y) the total WillowTree Revenue for the period commencing on January 1, 2023 and ending at the end of such Redemption Year; provided that, if any Other Parent Group Entity requires the WillowTree Revenue Group to accept business from a Loss Client without the written consent of the Class A Representative Member, and such Loss Client generates billable profit margin (calculated in accordance with the Accounting Practices) of less than [*]% for any period, there shall be appropriate adjustments to the calculation of Cumulative Gross Margin to treat such Loss Client as if it generated billable profit margin of [*]% for such period.

“Default Event” means an Event of Default (as defined in the Credit Agreement); provided, that if such Event of Default is subject to a cure period under the Credit Agreement, then such Event of Default shall not be considered a “Default Event” for purposes of this Agreement unless such Event of Default remains uncured after the expiration of such cure period.

“Default Rate” shall mean a rate of interest of eight percent (8.0%) per annum, but in no event shall the Default Rate be in excess of the highest lawful rate permitted under applicable usury law.

“Depreciation” means, for each Tax Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Tax Year, except that (a) with respect to any such property the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Tax Year shall be the amount of book basis recovered for such Tax Year under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Tax Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Tax Year bears to such beginning adjusted basis s; provided, however, that if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Tax Year is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Principal Member.

“DGCL” means the General Corporation Law of the State of Delaware.

“Distributable Cash” means, as of any relevant date on which a determination is being made by the Board regarding a potential distribution pursuant to Section 5.1, the amount of cash that could be distributed by the Company for such purposes.

“Distribution” (and, with a correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, (b) any purchase or redemption of Class A Units pursuant to Section 3.5 (except for the purposes of Section 5.1(a)(iv)), or (c) any other payment made by the Company to a Member that is not properly treated as a “distribution” for purposes of Sections 731, 732 or 733 or other applicable provisions of the Code.

“Distribution Tax Rate” means the rate equal to the highest effective marginal combined federal, state and local income tax rate for a Tax Year applicable to corporate or individual taxpayers (whichever is higher) that may potentially apply to any Member for such Tax Year, taking into account the character of the relevant tax items (e.g., ordinary or capital) and the deductibility of state and local income taxes for federal income tax purposes (but only to the extent such taxes are deductible under the Code), as reasonably determined by the Principal Member; provided that, for the avoidance of doubt, for each Taxable Year, the same Distribution Tax Rate shall be applicable to all Members in respect of such Taxable Year.

“Eligible Reinvestment Participant” means (i) a service provider of a Group Company selected by the Class A Representative Member and agreed by such service provider and (ii) identified on the Reinvestment Notice.

“Entity” means any corporation, partnership, firm, joint venture, association, joint enterprise, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Equity Interests” means, with respect to any Person, (a) any shares of common stock or preferred stock (or any series thereof), any ordinary shares or preferred shares and any other equity securities, capital stock of such Person or any partnership, limited liability company, membership or similar interests in such Person, (b) any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock, shares, securities or interests, including any option, warrant or other right that would entitle any other Person to acquire any such stock, shares, securities or interests in such Person or (c) or any right that entitles any other Person to share in the equity, profits, earnings, losses or gains of such first Person (including stock appreciation, phantom stock, profit participation or other similar rights), in each case, however described and whether voting or non-voting.

“ERISA” means the Employee Retirement Security Act of 1974.

“EV Multiple” means an amount equal to (a) the applicable Redemption Exercise Enterprise Value divided by (b) $1,225,000,000.

“Exercise Period” means, with respect to a Redemption Year, the period commencing upon the delivery of the Redemption Closing Statement and expiring on the date that is forty-five (45) days following the delivery of the Redemption Closing Statement.

“Fair Market Value” means, with respect to any property at any applicable time of determination, the fair market value for such property reflecting the amount that a willing buyer would pay to a willing seller (with neither party under any compulsion to transact) in an arm’s length transaction occurring at the applicable time of determination, as determined in good faith and on a reasonable basis by the Principal Member, taking into account all factors deemed in good faith by the Principal Member to be relevant to or determinative of value.

“Family Member” means, with respect to a Class A Unitholder, any parent, sibling, spouse or issue (whether natural, adopted or step) of such Class A Unitholder.

“GAAP” means U.S. generally accepted accounting principles applicable from time to time.

“Governmental Authority” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court or arbitral tribunal.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for U.S. federal income tax purposes, except as follows:

(a)            the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;

(b)            the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following times: (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of more than a de minimis amount of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s) or in connection with a Redemption; or (v) any other event to the extent determined by the Principal Member to be permitted and necessary or appropriate to properly reflect Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall not be made if the Principal Member reasonably determines that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options are outstanding upon the occurrence of an event described in this paragraph (b)(i) through (b)(v), the Company shall adjust the Gross Asset Values of its properties to properly reflect any change in the Fair Market Value of such other noncompensatory options in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);

(c)            the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;

(d)            the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and clause (f) in the definition of “Profits” or “Losses” below or Section 4.2(h); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this subsection to the extent the Principal Member determines in good faith that an adjustment pursuant to clause (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d);

(e)            if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to clauses (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses and other items allocated pursuant to Article IV; and

(f)            as otherwise specifically provided for in this Agreement.

“Gross Profit” means, for any applicable period, (i) WillowTree Revenue for such period (which shall include, for the avoidance of doubt, 100% of all Affiliated Revenue) less (ii) the COGS for such period, in each case, calculated on a consolidated basis and in accordance with the Accounting Practices.

“Group Companies” means the Company and each of its Subsidiaries.

“Hourly Base Rate” means, with respect to any hours billed by a Non-Billable Employee, (A)(i) such Non-Billable Employee’s annual base salary then in effect for the applicable year of billing times (ii) 1.18 divided by (B) 2,080.

“Indirect Holder” means any such beneficial owner of Management Holdco.

“Initial Class A Units” means (a) with respect to a Class A Unitholder that is exclusively an Equity Rollover Participant, the number of Class A Units obtained by such Class A Unitholder as a result of the Merger, (b) with respect to a Class A Unitholder that is exclusively a Reinvestment Participant, the number of Class B Units purchased by such Reinvestment Participant from the Principal Member (and immediately thereafter converted into Class A Units), and (c) with respect to a Class A Unitholder that is both an Equity Rollover Participant and a Reinvestment Participant, the aggregate number of (i) Class A Units obtained by such Class A Unitholder as a result of the Merger plus (ii) Class B Units purchased by such Class A Unitholder from the Principal Member and immediately converted into Class A Units; provided, however, that if any Class A Unitholder has subsequently contributed or otherwise directly Transferred all of such Class A Unitholder’s Class A Units to Management Holdco or to any other Person, then such Class A Units (together with any other Class A Units so contributed or otherwise Transferred to Management Holdco or to such other Person, as applicable) shall be deemed to be (together with any other Class A Units so contributed to Management Holdco or such other Person) “Initial Class A Units” of Management Holdco or such other Person, as applicable; provided, further, that if any Class A Unitholder has either directly Transferred a portion of such Class A Unitholder’s Class A Units to another Person or has directly Transferred all of such Class A Unitholder’s Class A Units to two or more Persons, then all of the Class A Units initially held by such initial Class A Unitholder shall be considered “Initial Class A Units” and such Class A Unitholder and the related Transferee(s) (if less than all of the Class A Units are directly Transferred by the initial Class A Unitholder to another Person) or the related Transferee(s) (if all Class A Units held by the initial Class A Unitholder are directly Transferred to other Persons) shall, in accordance with Section 8.3(c), jointly be considered the holder of such “Initial Class A Units”.

“Internal Reorganization” means the transfer of any Group Company within the Parent Group or change in corporate form of any Group Company (i.e., to group activities of a certain business unit in a particular corporate chain or subgroup); provided that (a) such Internal Reorganization continues to allow for separate accounting and operations to permit the independent operation of the Company and its Subsidiaries and calculation of Redemption Exchange Value and the components thereof in accordance with this Agreement and (b) such Internal Reorganization does not disrupt the operations of such Group Company as a member of the Group Companies as in effect prior to such Internal Reorganization.

“IRS” means the Internal Revenue Service, which administers the internal revenue laws of the United States.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) of any Governmental Authority.

“Legal Proceeding” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Liability” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

“Loss Client” means a client for which the billable profit margin (calculated in accordance with the Accounting Practices) is reasonably expected to be less than [*]%.

“Management Holdco” means WLTR Management Holdings, it being understood that Management Holdco is a party to this Agreement as of the Effective Date, and will automatically be admitted as a Member following its receipt of Class A Units pursuant to Section 10.17(c)(ii).

“Management Holdco Redemption Percentage” means, with respect to a Redemption Election Notice delivered by Management Holdco relating to a Redemption Year, (x) the aggregate Class A Units being redeemed with respect to such Redemption Year (following all Redemption Election Notices and deferral exercises pursuant to Section 3.5(c) made with respect to such Redemption Year) divided by (y) the aggregate Initial Class A Units, in each case of clause (x) and (y), excluding any Class A Units held by Management Holdco.

“Member” means any Person that executes this Agreement as a Member and any other Person admitted to the Company as an additional or substituted Member, in each case, that has not made a disposition of such Person’s entire Units and, in each case, in its capacity as a member of the Company.

“Member Minimum Gain” has the meaning ascribed to “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i). It is further understood that the determination of Member Minimum Gain and the net increase or decrease in Member Minimum Gain shall be made in the same manner as required for such determination of Company Minimum Gain under Treasury Regulations Sections 1.704-2(d) and 1.704-2(g)(3).

“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Neutral Accounting Firm” means Grant Thornton LLP (provided that Grant Thornton LLP has not provided services to any Group Company or any member of the Parent Group in the prior twelve (12) month period) or such other accounting firm as is agreed or appointed in accordance with Section 3.5(g)(iii)(B).

“Non-Billable Employee” means an employee of the WillowTree Revenue Group that is not a Billable Employee.

“Nonrecourse Deductions” has the meaning ascribed to that term in Treasury Regulations Section 1.704-2(b)(1).

“Nonrecourse Liability” has the meaning ascribed to that term in Treasury Regulations Section 1.704-2(b)(3).

“Other Parent Group Entities” means Parent and each of its Affiliates other than Entities comprising the WillowTree Revenue Group.

“Parent” means TELUS International (Cda) Inc., a British Columbia company.

“Parent Group” means Parent and its Affiliates.

“Parent Shares” means subordinate voting shares of Parent that are listed on both the New York Stock Exchange and the Toronto Stock Exchange under the symbol “TIXT”.

“Parent Share Settlement VWAP” means the arithmetic average of the daily intra-day volume-weighted average price of one Parent Share on the New York Stock Exchange during the regular trading session (and excluding pre-market and after-hours trading) over the thirty consecutive trading days ending on the fifth trading day prior to the relevant Redemption Closing Date (or such other period ending reasonably shortly before a Redemption Closing Date as may be mutually agreed by the Principal Member and the Class A Representative Member).

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any final or temporary Treasury Regulations, Revenue Rulings and case Law interpreting Sections 6221 through 6241 of the Code (and any analogous provision of state or local tax Law).

“Per UAR Payment Amount” has the meaning set forth in the 2023 Rules.

“Person” means any individual or Entity.

“Plan Asset Regulations” means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations as the same may be amended from time to time.

“Proceeds From Sale or Liquidation” means the Distributable Assets generated from (a) a transaction pursuant to which a person or group of persons (each of whom are not Affiliates of Parent) acquires, directly or indirectly, all or substantially all of the assets of the Company and its Subsidiaries, or (b) the winding up and dissolution of the Company; provided, however, that in no event shall an internal reorganization among members of the Parent Group (including the Company and its Subsidiaries) be treated as giving rise to Proceeds From Sale or Liquidation.

“Pro Rata Basis” or “Pro Rata Share” means, with respect to each Class A Unitholder, the proportional share attributable to such Class A Unitholder equal to (a) such Class A Unitholder’s Initial Class A Units divided by (b) the aggregate Initial Class A Units, as the context requires.

“Profits” or “Losses” means, for each Tax Year, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)            any income or gain of the Company that is exempt from U.S. federal income tax or otherwise described in Section 705(a)(1)(B) of the Code and not otherwise taken into account in computing Profits or Losses shall be added (or subtracted from, as the case may be)to such taxable income or loss;

(b)            any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted (or added to, as the case may be) from such taxable income or loss;

(c)            in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (c) of the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 4.2, be taken into account for purposes of computing Profits or Losses;

(d)            gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)            in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation;

(f)            to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)            any items of income, gain, loss or deduction that are specifically allocated pursuant to the provisions of Section 4.2 shall not be taken into account in computing Profits or Losses for any taxable year, but such items available to be specially allocated pursuant to Section 4.2 will be determined by applying rules analogous to those set forth in clauses (a) through (f) above.

“Redeemable Class A Units” means any Class A Units subject to the relevant Redemption Exercise.

“Redemption Exchange Value” means, with respect to a Redemption Exercise with respect to a holder of Class A Units, an amount equal to the product of (a) such holder’s number of Redeemable Class A Units, multiplied by (b) the Redemption Per Unit Value.

“Redemption Exercise Enterprise Value” means, with respect to a Redemption Exercise for a Redemption Year, an amount equal to (a) the WillowTree Revenue for such Redemption Year, multiplied by (b) the CAGR Multiple for such Redemption Year, multiplied by (c) the Cumulative GM Multiple for such Redemption Year.

“Redemption Per Unit Illustrative Maximum Value” means, with respect to each Redemption Year, a hypothetical Redemption Per Unit Value (assuming that the Redemption Per Unit UAR Expense Amount is $0); provided that, with respect to the Third Redemption Year, the Redemption Per Unit Illustrative Maximum Value shall assume a Redemption Per Unit UAR Expense Amount, based on (i) maximum potential participation by the Class A Unitholders in the Redemption Exercise and (ii) no allocation of Unallocated UAR Funds to Vested UAR Holders.

“Redemption Per Unit Minimum Value” means, with respect to each Redemption Year, a hypothetical Redemption Per Unit Value (assuming that the Redemption Per Unit UAR Expense Amount is a maximum value, based on (i) maximum potential participation by the Class A Unitholders in the Redemption Exercise, and (ii) 100% allocation of Unallocated UAR Funds to Vested UAR Holders).

“Redemption Per Unit Value” means, with respect to each Redemption Year and each Class A Unit for which a Redemption Exercise has occurred in such Redemption Year, an amount equal to (a) the product of (i) the Closing Per Unit Value multiplied by (ii) the EV Multiple minus (b) the Redemption Per Unit UAR Expense Amount.

“Redemption Per Unit UAR Expense Amount” means, with respect to each Redemption Year and each Class A Unit for which a Redemption Exercise has occurred in such Redemption Year, an amount equal to (a) the aggregate UAR Payment Awards to be paid under the 2023 Rules with respect to such Redemption Year as set forth on the UAR Statement divided by (b) the aggregate number of Redeemable Class A Units with respect to such Redemption Year.

“Redemption Years” means the First Redemption Year, the Second Redemption Year and the Third Redemption Year.

“Registration Rights Agreement” means that certain registration rights agreement by and among Parent, TELUS Corporation, Riel B.V., Jeffrey Purittt, the Equity Rollover Participants and such other parties named therein, as amended from time to time.

“Reinvestment Participant” means any of (i) a Closing Reinvestment Participant, and (ii) an Eligible Reinvestment Participant who acquires Reinvestment Units pursuant to Section 10.17.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, association, limited liability company or other entity of which such first Person owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests.

“Tax Year” means (a) the fiscal year of the Company determined pursuant to Section 7.1 or (b) if after the date of this Agreement, the taxable year is required by the Code or the Treasury Regulations promulgated thereunder to be a period other than the period described in clause (a), then each period that is the taxable year of the Company determined in accordance with the requirements of the Code or the Treasury Regulations promulgated thereunder; provided that (i) in the case of a dissolution, Tax Year means the period from the day after the end of the most recently ended Tax Year until the dissolution of the Company and (ii) for purposes of making allocations of Profits and Losses (or items thereof), Tax Year means any portion of a taxable year of the Company to the extent required to comply with Section 706 of the Code or the Treasury Regulations promulgated thereunder. For the avoidance of doubt, Tax Year shall include any portion of a taxable year of the Company with respect to which the allocation of Profits and Losses (or items thereof) is determined based on a “closing of the books”.

“TI Members” means (i) the Principal Member, (ii) the WT Member and (iii) any Other Parent Group Entity that may from time to time hold Units or other Equity Interests in the Company.

“Transaction Documents” means this Agreement, the Acquisition Agreement (including its exhibits, annexes and schedules) and the Rollover Agreements (including their exhibits, annexes and schedules).

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect (whether through a change of control of the transferor or any Person that controls the transferor, the issuance or transfer of Equity Interests of the transferor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition and, when used as a verb, voluntarily or involuntarily, directly or indirectly (whether through a change of control of the transferor or any Person that controls the transferor, the issuance or transfer of Equity Interests of the transferor or any Person that controls the transferor, by operation of law or otherwise), to transfer, sell, pledge or hypothecate or otherwise dispose of; provided, however, that, with respect to any Class A Unitholder that is an Entity, if an equityholder of such Class A Unitholder ceases to be an employee of the Parent Group, then a redemption of any Equity Interests held by such equityholder in such Class A Unitholder, or a Transfer of Equity Interests in such Class A Unitholder by such equityholder to other direct or indirect holders of Class A Units, shall not be deemed to be a Transfer; provided, further, that (x) such redemption or Transfer described in the preceding proviso shall be subject to Section 8.1(b)(ii) and (y) any holder of Equity Interests that becomes a holder of Class A Units pursuant to the preceding proviso shall be treated as a Transferee for purposes of this agreement (including for purposes of Section 8.3). The terms “Transferee”, “Transferor”, “Transferred” and other forms of the word “Transfer” shall have the correlative meanings.

“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, that clarify, interpret and apply the provisions of the Code, and that are designated as “Treasury Regulations” by the United States Department of the Treasury.

“UAR Payment Award” means a Payment Award (as defined in the 2023 Rules). For clarity, an UAR Payment Award with respect to any Vested UAR Holder includes any portion of Unallocated UAR Funds that the Class A Representative Member directs to be paid to such Vested UAR Holder pursuant to the UAR Statement.

“Unallocated UAR Funds” has the meaning set forth in the 2023 Rules.

“Unallocated Vested UARs” has the meaning set forth in the 2023 Rules.

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of Delaware.

“Units” means the Class A Units, the Class B Units and units of any other class that may be issued hereafter by the Company.

“Vested UARs” has the meaning set forth in the 2023 Rules.

“Vested UAR Holder” means a holder of Vested UARs.

“WillowTree Revenue” means, for any applicable period, the revenue (including mark-ups (if any) on third party fees and licenses and on expenses charged to clients) recognized by the WillowTree Revenue Group during such period, calculated on a consolidated basis and in accordance with the Accounting Practices; provided that:

(a)            if, following the Effective Date, any Subsidiary of the Company is transferred to an Other Parent Group Entity, such Entity shall for purposes of this definition, and elsewhere in this Agreement as the context may require, continue to be deemed to be a Subsidiary of the Company;

(b)            if, following the Effective Date, any client business of the WillowTree Revenue Group is transferred to an Other Parent Group Entity without the written consent of the Class A Representative Member (a “Transferred Client”), then, from and after the last day of the month immediately preceding such transfer, “WillowTree Revenue” shall include the greater of (i) the actual revenue generated with respect to such Transferred Client following such transfer and (ii)(A) the historic monthly revenue for such Transferred Client (calculated based on the average monthly revenue generated with respect to such Transferred Client for the twelve (12) calendar months immediately preceding such transfer) times (B) the calendar months remaining in such period from and after the last day of the month immediately preceding such transfer;

(c)            “WillowTree Revenue” shall include: (i) all revenue generated by the WillowTree Revenue Group selling its services to (A) any of their current or future clients (excluding any Other Parent Group Entity), (B) any other clients of Other Parent Group Entities (excluding any Other Parent Group Entity) or (C) to any Other Parent Group Entity (this clause (C), “Affiliated Revenue”) (provided, however, that Affiliated Revenue will be calculated as provided in clauses (e) and (f) below); (ii) that portion of any revenue to the extent attributable to WillowTree Services from clients shared with Other Parent Group Entities or combined projects or efforts with Other Parent Group Entities (excluding any Other Parent Group Entity); and (iii) a portion of the revenue generated by Other Parent Group Entities from clients referred by the Company and its Subsidiaries to be agreed in good faith by the Class A Representative Member and the Principal Member prior to the execution of the relevant client agreement;

(d)            “WillowTree Revenue” shall exclude: (i) any interest and financial income; (ii) any gains that are capital in nature (including in respect of sale of fixed assets and equipment); (iii) any unrealized gains in relation to foreign currency translation; (iv) any profits or losses arising in respect of any purchase accounting, including, for the avoidance of doubt, any charges related to fair value adjustments or any other opening balance sheet adjustments in respect of the transactions contemplated by the Acquisition Agreement and the Merger; and (v) to exclude any one-time or non-recurring income outside of the normal course of business, such as insurance proceeds, government grants or subsidies (including any wage subsidies, employee retention credits, if applicable) or any other income from similar non- operating arrangements;

(e)            For purposes of calculating Affiliated Revenue, other than with respect to the calculation of Cumulative GM Multiple, Cumulative Gross Margin and the components thereof (which calculation shall be governed by clause (f) below): (i) for the first $[*] of Affiliated Revenue generated in a calendar year, [*]% of all such Affiliated Revenue will be recognized as WillowTree Revenue, and (ii) for all Affiliated Revenue generated in excess of $[*] in the same calendar year, [*]% of all such excess Affiliated Revenue for that calendar year will be recognized as WillowTree Revenue; and

(f)            For purposes of calculating Affiliated Revenue with respect to the calculation of Cumulative GM Multiple, Cumulative Gross Margin and the components thereof, 100% of all such Affiliated Revenue will be recognized as WillowTree Revenue for any applicable periods.

“WillowTree Revenue Group” means the Company and those Entities that, as of the Effective Date, were Subsidiaries of the Company (it being understood that, if following the Effective Date, any Subsidiary of the Company is transferred within the Parent Group, such Entity shall be deemed to be part of the WillowTree Revenue Group); provided that, other Entities may be included in the WillowTree Revenue Group if mutually agreed by the Principal Member and the Class A Representative Member (and on such terms as may be mutually agreed by the Principal Member and the Class A Representative Member) (the negotiation and documentation of such potential agreement is referred to herein as a “WillowTree Revenue Group Negotiation”), it being agreed that WillowTree Revenue Group personnel shall not be required to devote any time to such other Entity without such mutual agreement.

“WillowTree Service Provider” means any Person employed or engaged by the WillowTree Revenue Group; provided that, if, following the Effective Date, any WillowTree Service Provider is transferred to an Other Parent Group Entity, such WillowTree Service Provider shall for purposes of this definition continue to be deemed to be a WillowTree Service Provider.

“WillowTree Services” means services provided by a WillowTree Service Provider.

Section 1.2      Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)            when a reference is made in this Agreement to an Article, Section, Exhibit, Annex or Schedule, such reference is to an Article or Section of, or an Exhibit, Annex or Schedule to, this Agreement unless otherwise indicated;

(b)            the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)            whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)            the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)            all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)            the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)            references to a Person are also to its successors and permitted assigns;

(h)            references to any statute shall be deemed to refer to such statute as amended from time to time (including any successor statute) and to any rules or regulations promulgated thereunder;

(i)            references to “USD” and “$” and unqualified references to “dollars” refer to United States dollars;

(j)            references to “day” or “days” are to calendar days;

(k)            the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(l)            when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day.

Article II
The Company

Section 2.1      Formation and Continuation. The Company was formed on September 21, 2018, through the filing of the Certificate of Formation with the Secretary of State of the State of Delaware in accordance with the Act and is hereby continued as a limited liability company.

Section 2.2      Name. The name of the Company is “WLTR Holdings, LLC”.

SECTION 2.3      Registered Office; Registered Agent. The location of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801,

or at such other place as the Principal Member from time to time may select. The registered agent of the Company for service of process in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, or such other qualified Person as the Principal Member may designate from time to time and its registered office address.

Section 2.4      Principal Place of Business. The principal place of business of the Company shall be located in such place as is determined by the Principal Member from time to time.

Section 2.5      Purpose; Powers. The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.

Section 2.6      Term. The term of the Company commenced on September 21, 2018, the date of filing of the Certificate of Formation with the office of the Secretary of State of the State of Delaware in accordance with the Act, and shall continue indefinitely. The Company may be dissolved and its affairs wound up only in accordance with Article IX.

Article III
Ownership and Capital Contributions; Capital Accounts

Section 3.1      Limited Liability Company Interests.

(a)            Limited liability company interests in the Company shall be represented by Units. The Units shall initially be divided into two classes of Units referred to as “Class A Units” (the “Class A Units”) and “Class B Units” (the “Class B Units”). The number and class of Units of each Member is set forth opposite such Member’s name on the Unit Ledger. Each outstanding Unit of a class shall be identical to all other Units of such class (except as otherwise provided hereunder). As of the Effective Date, there are 100,000,000 total Units outstanding.

(b)            Except as required by the Act and except as set forth in Section 6.1(b), the Class A Units shall not entitle the holders thereof to any voting rights, each Class B Unit shall entitle the holder thereof to one vote and, except as otherwise set forth herein, all decisions requiring a vote of the Members may be adopted by the holder(s) of a majority of the Class B Units.

(c)            Initially, none of the Units will be represented by certificates. If the Principal Member determines that it is in the interest of the Company to issue certificates representing the Units, certificates shall be issued and the Units will be represented by those certificates, and this Agreement shall be amended by the Principal Member without the consent of any other Member as necessary or desirable to reflect the issuance of certificated Units for purposes of the Uniform Commercial Code. Nothing contained in this Section 3.1(c) shall be deemed to authorize or permit any Member to Transfer its Units except as otherwise permitted under this Agreement.

(d)            The Company shall maintain a separate ledger that sets forth a list of the name and address of each Member and the Class A Units and Class B Units held by such Member (the “Unit Ledger”). The Unit Ledger as of the Effective Date (after taking into account (A) any sale of Class B Units to the Closing Reinvestment Participants in accordance with Section 8.1(d) and (B) the subsequent contributions of Class A Units by certain Equity Rollover Participants and Closing Reinvestment Participants to certain Entities) shall be agreed in writing between the Principal Member and the Class A Representative Member. The Persons listed on such Unit Ledger as members of the Company as of the Effective Date are hereby admitted to the Company, or shall continue, as applicable, as Members. The Principal Member shall (i) update the Unit Ledger from time to time to reflect any Transfers of Units, the issuance of additional Units or other changes that are necessary to maintain the accuracy of such schedule and (ii) promptly thereafter, provide a copy to the Class A Representative Member. The Company shall provide a copy of the Unit Ledger to the Class A Representative Member at any time upon request.

(e)            Any Member that is an Entity shall (i) report its initial beneficial members or owners to the Company, (ii) report any changes to its beneficial members or owners to the Company and (iii) at any time upon request of the Principal Member, provide a breakdown of its beneficial members or owners to the Principal Member.

(f)            The parties, including the Principal Member, agrees that the Gross Asset Value of the Company’s assets shall be adjusted in accordance with Treasury Regulation 1.704-1(b)(2)(iv)(f) in connection with the Principal Member’s payment of the Aggregate Option Closing Consideration (as defined in the Acquisition Agreement and as finally determined in accordance with the terms of the Acquisition Agreement) and, accordingly, the Gross Asset Values of the Company shall be adjusted to their respective Fair Market Values as of the date hereof which book-up shall be reflected in the Capital Accounts of the Company in accordance with the principles of Section 4.1 hereof. No party shall take a position that is inconsistent with the foregoing, except to the extent otherwise required by a change in law or a good faith resolution of a Tax contest.

Section 3.2      Capital Contributions; Unit Ownership.

(a)            Capital Contributions. No Member shall be required to make additional Capital Contributions.

(b)            Issuance of Additional Units or Interests. Except as otherwise expressly provided in this Agreement, the Principal Member shall have the right to authorize and cause the Company to issue on such terms (including price) as may be determined by the Principal Member, (i) additional Units or other Equity Interests in the Company, and (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable for Units or other Equity Interests in the Company; provided that, (x) at any time following the date hereof, in each case the Company shall not issue Units or other limited liability company interests in the Company to any Person unless such Person shall have executed a Joinder and all other documents, agreements or instruments deemed necessary or desirable in the discretion of the Principal Member, (y) when additional Units or other securities are issued to the Principal Member or any Affiliate of the Principal Member, the issue price of any such Units shall be at a price no less than Fair Market Value and (z) except as may be mutually agreed between the Principal Member and the Class A Representative Member, no such issuance of additional Units or other securities shall in any way impact the calculation of any Redemption Exercise Enterprise Value (or any component thereof). Upon such issuance and execution, such Person shall be admitted as a Member of the Company. In that event, the Principal Member shall update the Company’s books and records to reflect such additional issuances. Subject to Section 10.1, the Principal Member is hereby authorized to amend this Agreement to set forth the designations, preferences, rights, powers and duties of such additional Units or other Equity Interests in the Company, or such other amendments that the Principal Member determines to be otherwise necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Units or other Equity Interests in the Company pursuant to this Section 3.3(b).

Section 3.3      Capital Accounts.

(a)            A Capital Account shall be maintained for each Member for U.S. federal income tax purposes in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this Agreement. Each Member’s Capital Account shall be (i) increased by (A) allocations to such Member of Profits pursuant to Section 4.1 and any other items of income or gain allocated to such Member pursuant to Section 4.2, (B) the amount of cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (C) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (ii) decreased by (A) allocations to such Member of Losses pursuant to Section 4.1 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 4.2, (B) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Member and any Liabilities to which the asset is subject) distributed to such Member, and (C) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)            A Member that has more than one class or series of Units shall have a single Capital Account that reflects all such Units.

(c)            In the event of a Transfer of Units made in accordance with this Agreement the Capital Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l).

(d)            No Member shall be entitled to receive interest from the Company in respect of any positive balance in its Capital Account, and no Member shall be liable to pay interest to the Company in respect of any negative balance in its Capital Account

(e)            No Member shall be entitled to withdraw any part of such Member’s Capital Contributions or Capital Account or to receive any Distributions from the Company, except as expressly provided in this Agreement.

Section 3.4      Other Matters.

(a)            No Member shall demand or receive a return on or of its Capital Contributions or resign from the Company without the consent of the Principal Member. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.

(b)            No Member shall receive any interest, salary, compensation, draw or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in Section 6.8 or as otherwise contemplated by this Agreement.

(c)            The Liability of each Member shall be limited as set forth in the Act and other applicable Law and, except as expressly set forth in this Agreement or required by Law, no Member (or any of its Affiliates) shall be personally liable, whether to the Company, any of the other Members, the creditors of the Company or any other third party, for any debt or Liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

(d)            Except as otherwise required by the Act, a Member shall not be required to restore a deficit balance in such Member’s Capital Account, to lend any funds to the Company or, except as otherwise set forth herein, to make any additional contributions or payments to the Company.

(e)            The Company shall not be obligated to repay any Capital Contributions of any Member.

Section 3.5      Redemption of Class A Units.

(a)            Redemption Right and Schedule. Subject to Section 8.3(c), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of such Class A Unitholder’s Class A Units in exchange for the consideration set forth in Section 3.5(d) pursuant to the terms of this Section 3.5 according to the following schedule:

(i)             Following the end of calendar year 2025 (the “First Redemption Year”), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of up to 70% of such Class A Unitholder’s Initial Class A Units;

(ii)            Following the end of calendar year 2026 (the “Second Redemption Year”), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of up to (A) 85% of such Class A Unitholder’s Initial Class A Units less (B) any Class A Units redeemed pursuant to Section 3.5(a)(ii); and

(iii)           Following the end of calendar year 2027 (the “Third Redemption Year”), each Class A Unitholder, on the one hand, or the Company, on the other hand, may elect to cause the redemption of any of such Class A Unitholder’s Class A Units that have not previously been redeemed.

(b)            Redemption Exercise. In order to exercise a redemption right pursuant to Section 3.5(a) (such exercise, a “Redemption Exercise”), (i) the relevant Class A Unitholder shall give notice to the Company of such Class A Unitholder’s election to cause the Company to redeem such Class A Unitholder’s Class A Units or (ii) the Company shall give notice to the applicable Class A Unitholder of the Company’s election to redeem such Class A Unitholder’s Class A Units (any such notice pursuant to this sentence, a “Redemption Election Notice”), in either case, within the applicable Exercise Period. Each Redemption Election Notice with respect to a Class A Unitholder shall set forth the total percentage of such Class A Unitholder’s Class A Units to be redeemed (as compared to the total number of Initial Class A Units held by such Class A Unitholder); provided that (x) if, with respect to a particular Redemption Exercise and holder of Class A Units, such percentage would result in a fractional number of Class A Units to be redeemed in such Redemption Exercise, then the number of Class A Units to be redeemed in such Redemption Exercise shall be rounded up, (y) Management Holdco shall be entitled to deliver a Redemption Election Notice that sets forth the total percentage of Management Holdco’s Class A Units to be redeemed expressed as the Management Holdco Redemption Percentage (provided that, if such percentage would result in a fractional number of Class A Units (or other number of Class A Units not proportionally allocable among the members of Management Holdco) to be redeemed in such Redemption Exercise of Management Holdco, then the number of Class A Units to be redeemed in such Redemption Exercise shall be rounded up accordingly; provided, further, that the number of Class A Units of Management Holdco to be redeemed shall not be rounded up by more than one hundred (100) Class A Units in total) (such notice, a “Management Holdco Redemption Election Notice”) and (z) if Management Holdco delivers a Management Holdco Redemption Election Notice with respect to a Redemption Year, the Company shall not be entitled to deliver a Redemption Election Notice to Management Holdco with respect to such Redemption Year or exercise a deferral right under Section 3.5(c) with respect to such Management Holdco Redemption Election Notice. A Redemption Election Notice may only be rescinded or revoked with the consent of the Principal Member (if delivered by a Class A Unitholder) or the consent of the relevant Class A Unitholder (if delivered by the Company). If, within the Exercise Period following a particular Redemption Year, both a Class A Unitholder and the Company deliver a Redemption Election Notice to each other with respect to such Redemption Year, then the Redemption Election Notice setting forth the higher percentage shall be determinative (subject to the maximum redemption limitations set forth in Section 3.5(a)). If no Redemption Election Notice is provided by a Class A Unitholder to the Company or by the Company to such Class A Unitholder within the Exercise Period with respect to a Redemption Year, then such Class A Unitholder or the Company may elect to provide a Redemption Election Notice in the subsequent Exercise Period, if any (but for the avoidance of doubt, not before then). If, following the end of the Exercise Period after the Third Redemption Year, there are any remaining Class A Units that are not subject to a Redemption Exercise (any such Class A Units, “Unredeemed Class A Units”), then the redemption provisions of this Section 3.5 will no longer apply to any Unredeemed Class A Units and any Unredeemed Class A Units shall remain outstanding, except to the extent otherwise provided in this Agreement. In the event the Company delivers any notice(s) to the Class A Unitholders pursuant to this Section 3.5(b), the Company shall also deliver a copy of such notice(s) to the Class A Representative Member (it being understood that failure to deliver such copy will not affect the effectiveness of such notice(s)).

(c)            Deferral Right. Notwithstanding anything to the contrary in Section 3.5(a), (i) if the Company has elected to cause the redemption of a Class A Unitholder’s Class A Units following the First Redemption Year, such Class A Unitholder may elect to defer the redemption of up to 35% of the Class A Units initially held by such Class A Unitholder (or, if lower, the percentage of Class A Units elected by the Company to be redeemed) by giving written notice to the Company within 30 days of receipt of the relevant Redemption Election Notice from the Company, in which case such Class A Units shall be redeemed following the Second Redemption Year as if such Class A Unitholder had elected to cause the redemption of such Class A Units in the Exercise Period following the end of the Second Redemption Year, including, for the avoidance of doubt, with respect to the calculation of Redemption Per Unit Value using the Redemption Exercise Enterprise Value for such Second Redemption Year (it being understood that, within the Exercise Period following the end of the Second Redemption Year, the Company or such Class A Unitholder can still submit a Redemption Election Notice for all Class A Units that can otherwise be redeemed pursuant to Section 3.5(a)(ii)) or (ii) if a Class A Unitholder has elected to cause the redemption of a percentage of such Class A Unitholder’s Class A Units following the First Redemption Year, the Company may elect to defer the redemption of up to 35% of the Class A Units initially held by such Class A Unitholder (or, if lower, the percentage of Class A Units elected by such Class A Unitholder to be redeemed) by giving written notice to such Class A Unitholder within 30 days of receipt of the Redemption Election Notice from such Class A Unitholder, in which case such Class A Units shall be redeemed following the Second Redemption Year as if the Company had elected to redeem such Class A Units in the Exercise Period following the end of the Second Redemption Year, including, for the avoidance of doubt, with respect to the calculation of Redemption Per Unit Value using the Redemption Exercise Enterprise Value for such Second Redemption Year (it being understood that, within the Exercise Period following the end of the Second Redemption Year, the Company or such Class A Unitholder can still submit a Redemption Election Notice for all Class A Units that can otherwise be redeemed pursuant to Section 3.5(a)(ii)). In the event the Company delivers any notice(s) to the Class A Unitholders pursuant to this Section 3.5(c), the Company shall also deliver a copy of such notice(s) to the Class A Representative Member (it being understood that failure to deliver such copy will not affect the effectiveness of such notice(s)).

(d)            Redemption Consideration. With respect to each Redemption Exercise, each Class A Unitholder shall be entitled to receive an amount in cash equal to the Redemption Exchange Value applicable with respect to such Redemption Exercise and such holder; provided that the Company may, subject to applicable Law, the rules of any stock exchange upon which the Parent Shares are then listed and the provisions of this Section 3.5, at any time prior to the delivery of the Redemption Closing Statement, elect to settle up to 70% of the Redemption Exchange Value for such redemption by causing the issuance and delivery of Parent Shares to the relevant holder of Class A Units on the Redemption Closing Date. If the Company elects to settle a portion of any Redemption Exchange Value (such portion, a “Share Settled Portion”) by causing the delivery of Parent Shares to the relevant holder of Class A Units, the total number of Parent Shares that a holder of Class A Units shall be entitled to with respect to such holder’s Share Settled Portion shall be a number (rounded down to the nearest full share) equal to the quotient of (i) the applicable dollar amount of such Share Settled Portion divided by (ii) the Parent Share Settlement VWAP.

(e)            Purchase Option. Notwithstanding anything to the contrary herein, upon any valid Redemption Exercise, in lieu of the Company redeeming Class A Units in accordance with this Section 3.5, the Principal Member may instead elect to purchase such Class A Units from the relevant Class A Unitholder for the same consideration (i.e., the same Redemption Exchange Value and the same ratio of Parent Shares and cash) that the relevant Class A Unitholder would otherwise be entitled to receive pursuant to this Section 3.5 in consideration for the redemption of such Class A Units; provided that the Principal Member shall notify the relevant Class A

Unitholder in writing of its election to purchase such Class A Units prior to the settlement of the relevant Redemption Exercise and such purchase shall be consummated at the same time as the relevant Redemption Exercise would otherwise be settled; provided, further, that no such election by the Principal Member shall relieve the Company of its obligations to redeem such Class A Units, and the Company and the Principal Member shall be jointly and severally liable to effect such purchase, unless and until such purchase by the Principal Member is consummated in full. If the Principal Member purchases any Class A Units from a Class A Unitholder in accordance with the foregoing sentence, then, immediately upon such transfer, such Class A Units shall automatically convert with no further action needed into an equal number of Class B Units.

(f)            Determination of Redemption Consideration. As soon as reasonably practicable following the end of each of calendar years 2023, 2024, 2025, 2026 and 2027 (but no later than April 30th in the following year), the Company shall deliver to the Class A Representative Member (A) a consolidated balance sheet of the WillowTree Revenue Group as of the close of business on December 31 of such calendar year, and a related consolidated statement of income of the WilllowTree Revenue Group for the twelve (12) months then ended and (B) a report that (I) contains a calculation of WillowTree Revenue for such year, Gross Profit for such year, Cumulative Gross Margin for the period commencing January 1, 2023 through the end of such year, the applicable CAGR Multiple for such year, the applicable Cumulative GM Multiple for such year, the applicable Redemption Exercise Enterprise Value for such year, the applicable EV Multiple with respect to such year, the applicable Per UAR Payment Amount for such year, the applicable Redemption Per Unit Minimum Value for such year and the applicable Redemption Per Unit Illustrative Maximum Value for such year, (II) sets forth all adjustments required to be made to the financial statements referred to in the preceding clause (A) in order to make the calculations required under the preceding clause (I) and (III) contains a statement certifying that such calculations were prepared in accordance with this Agreement. For purposes hereof, the information in this Section 3.5(f) is referred to herein as a “WillowTree Financial Information Package”.

(g)            Review and Dispute.

(i)            For a period of forty-five (45) days following each delivery of each WillowTree Financial Information Package to the Class A Representative Member (the “Review Period”), the Company shall, and shall cause other members of the WillowTree Revenue Group to, provide the Class A Representative Member and its advisors with reasonable access (including reasonable electronic access), during normal business hours upon reasonable advance notice, to the relevant financial books and records of the Company and its Subsidiaries (and the Other Parent Group Entities, to the extent relevant) (including back-up materials generated by them to prepare the applicable WillowTree Financial Information Package) and the employees and advisors of Parent and its Subsidiaries responsible for the preparation of the applicable WillowTree Financial Information Package solely for the purposes of the Class A Representative Member’s exercise of its review and objection right contemplated in this Section 3.5(g).

(ii)            The Class A Representative Member shall notify the Principal Member within the Review Period if it objects to any matter set forth in the relevant WillowTree Financial Information Package, which notice shall include a reasonably detailed statement describing the basis for such objection (the “Notice of Disagreement”); provided that, solely with respect to a WillowTree Financial Information Package delivered in respect of calendar years 2023 or 2024 (each, a “Non-Redemption Year Package”), the Class A Representative Member may, by delivery of written notice to the Company, elect to reserve its right to object to the matters set forth in such Non-Redemption Year Package until a WillowTree Financial Information Package has been delivered in respect of the First Redemption Year, in which case the Class A Representative Member shall retain all rights under this Section 3.5(g) to object to such Non-Redemption Year Package in connection with the First Redemption Year. Subject to the preceding sentence, if no such Notice of Disagreement is received by the Principal Member within the applicable Review Period, then the applicable WillowTree Financial Information Package shall be deemed to have been accepted by the Class A Representative Member (on behalf of itself and all other holders of Class A Units) and will become final and binding upon the Company and all of its members. If the Class A Representative Member timely delivers a Notice of Disagreement, subject to the terms of this Section 3.5(g), only those matters specified in such Notice of Disagreement shall be deemed to be in dispute (such matters, the “Disputed Items”). Disputed Items shall only be based on (i) mathematical or clerical errors or (ii) the amounts included in the relevant WilllowTree Financial Information Package not having been determined in accordance with the relevant definitions and methodologies agreed herein and, if a related dispute is submitted to the Neutral Accounting Firm in accordance with Section 3.5(g)(iii)(B), the Neutral Accounting Firm shall be instructed to limit its review with respect to the aforementioned matters. The Notice of Disagreement shall set forth in reasonable detail each Disputed Item, the disputed amount of each Disputed Item, the Class A Representative Member’s alternative amount of each Disputed Item and the basis for such alternative calculation, and the Class A Representative Member’s alternative calculation of the WillowTree Revenue, CAGR Multiple and the Cumulative GM Multiple with respect to the relevant Redemption Year. Any component of the calculations set forth in the WillowTree Financial Information Package that is not the subject of a timely delivered Notice of Disagreement and properly included Disputed Item in accordance with this Section 3.5(g)(ii) by the Class A Representative Member (acting on behalf of all holders of Class A Units) shall be final and binding upon the Company and all of its members, unless the resolution of any Disputed Item affects an undisputed component of the WillowTree Financial Information Package, in which case such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be considered a Disputed Item to the extent affected by such resolved Disputed Item.

(iii)            The Disputed Items shall be resolved as follows:

(A)            The Principal Member and the Class A Representative Member (acting on behalf of itself and all holders of Class A Units) shall first negotiate in good faith to resolve the Disputed Items during the 30 days following delivery of the Notice of Disagreement. Any resolution agreed to in writing by the Principal Member and the Class A Representative Member as to the Disputed Items shall be final and binding upon the Company and all of its members.

(B)            If the Principal Member and the Class A Representative Member do not reach a resolution of all Disputed Items within 30 days after delivery of the Notice of Disagreement pursuant to Section 3.5(g)(iii)(A), then any such unresolved objections (the “Unresolved Objections”) shall be resolved conclusively and bindingly for the Company and all of its members through a determination made by the Neutral Accounting Firm (acting solely as an expert and not as an arbitrator) based on the relevant provisions of this Agreement. If the accounting firm designated in the definition of “Neutral Accounting Firm” is ineligible to serve or declines or does not timely accept its engagement under this Section 3.5(g)(iii)(B), then another nationally recognized accounting firm mutually agreed by the Class A Representative Member and the Company shall be retained; provided that, if the Class A Representative Member and the Company cannot agree on another nationally recognized accounting firm within 15 calendar days, then each of the Class A Representative Member and the Company may request that another nationally recognized accounting firm be appointed by the ICC International Centre for ADR in accordance with the Rules for the Appointment of Experts and Neutrals of the International Chamber of Commerce to act as the Neutral Accounting Firm. The Neutral Accounting Firm shall be instructed to make a determination with respect to the Unresolved Objections. The Principal Member and the Class A Representative Member (acting on behalf of itself and all holders of Class A Units) shall provide the Neutral Accounting Firm with all necessary documents as requested by it as soon as possible and shall instruct the Neutral Accounting Firm to render its decision in accordance with the terms set forth in this Section 3.5(g) and as promptly as reasonably practicable. The Neutral Accounting Firm shall be instructed to grant the Parties the opportunity to state their points of view and, if the Neutral Accounting Firm determines that a hearing would be appropriate, the Neutral Accounting Firm may conduct a hearing on the Unresolved Objections. All submissions by the Principal Member, on the one hand, or the Class A Representative Member, on the other hand, shall be in writing and shall simultaneously be delivered to the other and there shall be no ex parte communication with the Neutral Accounting Firm. The Neutral Accounting Firm shall be instructed to submit its decision and its reasoning in writing to the Parties. Absent fraud, intentional misconduct or manifest error, the resolution by the Neutral Accounting Firm of the Unresolved Objections shall be final and binding upon the Company and all of its members. The fees and disbursements of the Neutral Accounting Firm shall be allocated between the Principal Member and the holders of Class A Units in the same proportion that the aggregate amount of Unresolved Objections so submitted to the Neutral Accounting Firm are unsuccessfully disputed by each such side (as finally determined by the Neutral Accounting Firm) bears to the total amount of the Unresolved Objections so submitted, as determined by the Neutral Accounting Firm in its final determination. With respect to any costs allocated to holders of Class A Unit, the Company may deduct the portion applicable to each holder of Class A Unit from the next Redemption Exchange Value payable by the Company to such holder or, if no further Redemption Exchange Value is payable by the Company, such holder shall pay such amount to the Company.

(h)            Redemption Closing.

(i)            Within five (5) days following the date on which the WillowTree Financial Information Package delivered in respect of such Redemption Year has become final and binding upon the parties hereto pursuant to Section 3.5(g), the Company shall deliver to each Class A Unitholder a statement (the “Redemption Closing Statement”) setting forth (A) with respect to each Class A Unitholder, (I) the aggregate number of Units held by such Class A Unitholder, (II) the number of Class A Units held by such Class A Unitholder that may be subject to (x) a Redemption Exercise with respect to such Redemption Year and, if applicable, (y) the deferral right pursuant to Section 3.5(c), and (III) in the event any such Class A Units are ultimately subject to a valid Redemption Exercise with respect to such period, the maximum percentage of the consideration to be paid in respect of such Class A Shares that the Company proposes to settle through the issuance of Parent Shares (the “Maximum Non-Cash Redemption Payment Percentage”), (B) the Exercise Period, (C) the Redemption Per Unit Minimum Value and the Redemption Per Unit Illustrative Maximum Value and (D) instructions as to how such Class A Unitholder may effect a Redemption Exercise or deferral right pursuant to Section 3.5(c). The Class A Unitholders acknowledge and agree that the Redemption Per Unit Minimum Value and the Redemption Per Unit Illustrative Maximum Value are hypothetical values and that the actual Redemption Per Unit Value will depend on the Redemption Per Unit UAR Expense Amount, which, in turn, will vary based on participation of the Class A Unitholders in the applicable Redemption Exercise and certain other factors under the 2023 Rules.

(ii)            Promptly (but no less than seven (7) days) following the expiration of the Exercise Period with respect to such Redemption Year, the Principal Member shall provide to the Class A Representative Member (x) a statement setting forth the number of Redeemable Class A Units with respect to such Redemption Year, the names of the holders thereof and the aggregate Initial Class A Units and (y) such other information as may be reasonably requested by the Class A Representative Member in order to calculate the amounts due under the 2023 Rules. The Class A Representative Member shall thereafter provide to the Company and to Parent (A) the names of the Vested UAR Holders (identifying whether each Vested UAR Holder is (I) an employee of a member of the WillowTree Revenue Group or (II) an independent contractor or other service provider of a member of the WillowTree Revenue Group), the number of Vested UARs held by each such Vested UAR Holder (including whether such Vested UAR Holders continue to meet the applicable requirements under the 2023 Rules through the applicable UAR Payment Date) and, if a Vested UAR Holder is not an employee of the WillowTree Revenue Group, the payment instructions for such person, (B) the number of Unallocated Vested UARs, the Unallocated UAR Funds and the amount of the Unallocated UAR Funds (if any) that the Class A Representative Member directs to be paid to Vested UAR Holders, (C) the Redemption Per Unit UAR Expense Amount and (D) the UAR Payment Awards to be paid to each Vested UAR Holder (collectively, the “UAR Statement”). In the event any Vested UARs set forth in the UAR Statement are forfeited prior to the UAR Payment Date, the Class A Representative Member shall provide an updated UAR Statement and the Class A Representative Member and the Company shall work in good faith to update the other relevant calculations under this Section 3.5(h) accordingly.

(iii)            Within seven (7) days following the delivery by the Class A Representative Member of a correctly compiled UAR Statement, if a valid Redemption Exercise is made with respect to a Class A Unitholder, the Company shall deliver to such Class A Unitholder a statement (A) setting forth (I) the number of such Class A Unitholder’s Redeemable Class A Units, (II) the Redemption Per Unit Value and (III) the Redemption Exchange Value payable to such Class A Unitholder with respect to such Redemption Exercise, (B) the amount of such Redemption Exchange Value to be paid in cash (such cash amount, the “Cash Redemption Payment”), (C) if applicable, the percentage of such Redemption Exchange Value to be settled through the issuance of Parent Shares, which percentage shall not exceed the Maximum Non-Cash Redemption Payment Percentage notified pursuant to Section 3.5(h)(i)(A)(iii) (the amount of a Redemption Exchange Value to be settled in Parent Shares is referred to herein as the “Non-Cash Redemption Payment”), and (D) attaching copies of the applicable forms set forth in Section 3.5(h)(iv)(A)

(iv)            The closing of the redemption of all Redeemable Class A Units shall take place on a date (the “Redemption Closing Date”) mutually agreed between the Company and the Class A Representative Member within thirty (30) days after the delivery of the statement set forth in Section 3.5(h)(iii). At the Redemption Closing Date:

(A)            Each holder of Redeemable Class A Units shall deliver to the Company (x) a duly executed consent (in a form reasonably satisfactory to the Company) that contains only the following provisions: (I) such holder’s consent to the relevant redemption, (II) such holder’s surrender of such holder’s redeemed Class A Units and any rights related thereto and (III) if such holder is a married resident of a community property jurisdiction (in the USA currently the states of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin), a spousal consent from such holder’s spouse and (y) if the Company has elected to satisfy a portion of the related Redemption Exchange Value through the issuance of Parent Shares, a duly completed accredited investor questionnaire in the form attached as Exhibit B (as such form may reasonably be revised by the Principal Member to reflect changes of applicable securities Laws between the Effective Date and the relevant Redemption Closing Date).

(B)            The Company shall pay to each holder of Redeemable Class A Units (x) the applicable Cash Redemption Payment less (y) if applicable, any Class A Offset Amount applicable to such holder as set forth in a Class A Expense Fund Notice, in cash by wire transfer of immediately available funds.

(C)            Parent shall issue to each holder of Redeemable Class A Units Parent Shares representing the applicable Non-Cash Redemption Payment (if any) (calculated in accordance with Section 3.5(d)).

(D)            If the Class A Representative Member timely delivers a Class A Expense Fund Notice, the Company shall pay to the Class A Expense Fund (as directed by the Class A Representative Member) the applicable Class A Offset Amount in cash by wire transfer of immediately available funds.

(i)            Requisite Approvals. If the Company intends to settle any Redemption Exchange Value through the issuance of Parent Shares, then, prior to the expiration of the applicable Redemption Year, the Company shall cause Parent to submit the redemption agreement set forth in this Section 3.5 for approval to Parent’s shareholders. Notwithstanding anything to the contrary herein, the Company’s right to deliver Parent Shares issued by Parent in consideration for the redemption of any Class A Units as set forth in this Section 3.5 shall be subject to the satisfaction in full of each of the following conditions: (i) the issuance of such Parent Shares be approved by the Toronto Stock Exchange, the New York Stock Exchange and Parent’s shareholders prior to the Redemption Closing Date, (ii) if (A) the Parent Shares issued to a recipient of such Parent Shares would be considered “Registrable Securities” or (B) in the case of a recipient that is an Entity, the Parent Shares subsequently distributed by such Entity recipient to its equityholders (a “Parent Share Entity Distribution”) would be considered “Registrable Securities” (as defined in the Registration Rights Agreement) following such Parent Share Entity Distribution, then such Parent Shares shall be included in an effective registration statement filed with the U.S. Securities and Exchange Commission that provides for the resale of Parent Shares by such recipient (or applicable equityholder thereof) pursuant to the terms of the Registration Rights Agreement (and if such recipient (or applicable equityholder thereof) is not a party to the Registration Rights Agreement, then Parent shall have given such recipient (or applicable equityholder thereof) a reasonable opportunity to become party to the Registration Rights Agreement (without any demand rights and the cutback priority consistent with that of a Holder (as such term is defined in the Registration Rights Agreement) prior to such issuance) and (iii) the Company shall have otherwise complied with all of its obligations to the Equity Rollover Participants under the Registration Rights Agreement (clauses (i) through (iii), collectively, the “Share Issuance Conditions”). If any of the Share Issuance Conditions is not satisfied, the Company shall be obliged to settle the relevant amount in cash. If any Parent Shares issued pursuant to this Section 3.5 or distributed by a Class A Unitholder pursuant to a Parent Share Entity Distribution are not “Registrable Securities”, the TI Members shall (and shall cause the relevant members of the Parent Group to) take such actions as may be reasonably required to facilitate a legally permitted transfer of such Parent Shares pursuant to Rule 144 of the Securities Act, including directing the transfer agent for the Parent Shares to remove the restrictive legends with respect to such Parent Shares; provided that any Class A Unitholder that seeks to effect such a transfer shall provide all representations, certificates and opinions of counsel as reasonably requested by the TI Members, Parent or the transfer agent for the Parent Shares. To the extent a Class A Unitholder that is an Entity desires to consummate a legally permitted Parent Share Entity Distribution, the TI Member shall (and shall cause the relevant members of the Parent Group to) take such further action, as may be reasonably required to accomplish such Parent Share Entity Distribution, including directing the transfer agent for the Parent Shares to record such Parent Share Entity Distribution; provided that any Class A Unitholder that seeks to effect such a Parent Share Entity Distribution shall provide all representations, certificates and opinions of counsel as reasonably requested by the TI Members, Parent and/or the transfer agent for the Parent Shares.

(j)            Adjustment of Provisions. In the event of any change in the capitalization of Parent such as a stock split or reverse stock split or a corporate transaction such as any merger, consolidation, separation, or otherwise, the number of Parent Shares to be issued under this Section 3.5 in redemption for any Class A Units shall be equitably adjusted to prevent dilution or enlargement of rights.

(k)            Appointment of Class A Representative Member.

(i)            Each Class A Unitholder hereby appoints and authorizes the Class A Representative Member as such Person’s representative, agent and attorney-in-fact for and on behalf of such Person to exercise any powers under, and for all purposes in connection with, this Agreement and any related agreements (which includes, for all purposes of this Section 3.5(k), the 2023 Rules, to the extent permitted under the Parent’s 2021 Omnibus Incentive Plan), including: (A) to give and receive notices and communications, (B) to execute and deliver such waivers and consents in connection with, and amendments to, this Agreement and any related agreements as the Class A Representative Member, in its sole discretion, determines to be desirable, (C) to retain and appoint advisors, (D) to assert, agree to, negotiate, enter into settlements and compromises of, and initiate litigation or arbitration and comply with orders of courts or arbitral tribunals with respect, to all claims and disputes under this Agreement and any related agreements, (E) to negotiate and execute any waivers or amendments of, or give consents or approvals under, this Agreement and any related agreements, (F) to make all determinations and decisions with respect to any adjustment to consideration to be made pursuant to this Section 3.5, (G) to make all other decisions contemplated by this Agreement and any related agreements to be made by the Class A Representative Member, (H) to use the amounts in the Class A Expense Fund to satisfy any third-party, out-of-pocket expenses, charges or liabilities that the Class A Representative Member incurs, or may incur, in the exercise of it rights, or performance of its duties, under this Agreement and any related agreements, and (I) to take all actions necessary or appropriate in the judgment of the Class A Representative Member for the accomplishment of the foregoing. No bond shall be required of the Class A Representative Member. From and after the Effective Date, notices or communications to or from the Class A Representative Member shall constitute notice to or from each of the holders of Class A Units. The power of attorney granted in this Section 3.5(k) is coupled with an interest and is irrevocable, may be delegated by the Class A Representative Member and shall survive the death, incapacity, bankruptcy, dissolution or termination of existence of each holder of Class A Units.

(ii)            The Class A Representative Member will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Class A Representative Member shall not be liable for any action or omission pursuant to the advice of counsel. The holders of Class A Units shall indemnify the Class A Representative Member from and against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of, or in connection with, this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided that, in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Class A Representative Member, the Class A Representative Member shall reimburse the holders of Class A Units the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. The Class A Representative Member shall not be deemed to be a trustee or other fiduciary on behalf of any holder of Class A Units or any other Person, nor shall the Class A Representative Member have any liability in the nature of a trustee or other fiduciary. The Class A Representative Member does not make any representation or warranty as to, nor shall it be responsible for or have any duty to ascertain, inquire into or verify: (A) any statement, warranty or representation made in or in connection with this Agreement or any related agreement; (B) the performance or observance of any of the covenants or agreements of any Person under this Agreement or any related agreements; or (C) the genuineness, legality, validity or enforceability of this Agreement, any related document or any other instrument or writing furnished in connection herewith or therewith. The Class A Representative Member shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, facsimile or similar writing) believed by it to be genuine and to be signed or sent by the proper party or parties.

(iii)            A decision, act, consent or instruction of the Class A Representative Member shall constitute a decision, act, consent or instruction of all holders of Class A Units with respect to the matters set out in this Agreement (including this Section 3.5) and shall be final, binding and conclusive upon each holder of Class A Units and the Company and the Principal Member may conclusively rely, without inquiry, upon any such decision, act, consent or instruction of the Class A Representative Member as being the decision, act, consent or instruction of each and every holder of Class A Units.

(iv)            Each Class A Unitholder shall, on a Pro Rata Basis, pay or reimburse the Class A Representative Member, upon presentation of an invoice, for all costs and expenses of the Class A Representative Member (including fees and expenses of counsel and financial and other advisors to the Class A Representative Member) in connection with: (i) any matter relating to or arising out of this Agreement or any related agreements, including the enforcement of this Agreement and any of the related agreements and/or the protection or preservation of the rights of each holder of Class A Units and/or the Class A Representative Member against any member of the Parent Group, or any of their respective assets, and (ii) any amendment, modification or waiver of any of the terms of this Agreement or any related agreement (whether or not any such amendment, modification or waiver is signed or becomes effective) (such costs and expenses, the “Class A Expenses”). The Class A Representative Member shall establish an account (the “Class A Expense Fund”) for payment of Class A Expenses. On the Effective Date, each holder of Class A Units (other than WLTR Management Holdings) shall pay to the Class A Expense Fund (as directed by the Class A Representative Member) its Pro Rata Share of Five Hundred Thousand Dollars ($500,000) (it being acknowledged and agreed that WLTR Management Holdings’ Pro Rata Share of such amount (the “Management Holdco Initial Expense Fund Portion”) shall be deducted from future Cash Redemption Payments). If a holder of Class A Units fails to pay its share of any amounts due by such Person under this Section 3.5(k)(iv) within ten (10) Business Days, any such amounts so owed shall accrue interest at the Default Rate (such amount, together with accrued interest, “Class A Expense Default Amount”). From time to time, if the Class A Representative Member determines additional amounts are needed in the Class A Expense Fund to fund incurred or future Class A Expenses (“Additional Class A Expense Fund Amount”), or if a holder of Class A Units owes a Class A Expense Default Amount, the Class A Representative Member shall be entitled (by delivery of written notice to the Company on or prior to the Redemption Closing Date (a “Class A Expense Fund Notice”)) to deduct such Class A Unitholder’s Pro Rata Share of the Additional Class A Expense Fund Amount or the full amount of the Class

A Expense Default Amount, as the case may be (each, a “Class A Offset Amount”), from such Class A Unitholder’s applicable Cash Redemption Payment. Without limiting the foregoing, the Class A Representative Member shall be entitled (by delivery of a Class A Expense Fund Notice) to deduct the Management Holdco Initial Expense Fund Portion from WLTR Management Holdings’ applicable Cash Redemption Payment. On a date reasonably following the redemption of all Class A Units, the satisfaction of all obligations of the holders of Class A Units and the Class A Representative Member under this Agreement and any related agreement and the payment of all incurred for all potential Class A Expenses, the Class A Representative Member shall distribute to each holder of Class A Units its Pro Rata Share of any amounts then remaining in the Class A Expense Fund.

(v)            The parties acknowledge and agree that the Class A Representative Member serves as the manager of WLTR Management Holdings and may serve as the manager of other Members. In the event Management Holdco requires funds for expenses, the Class A Representative Member shall be entitled to (A) loan funds (a “Management Holdco Loan”) to Management Holdco (including from the Class A Expense Fund) and (B) by delivery of a Class A Expense Fund Notice, to deduct any such Management Holdco Loan (plus accrued interest) from Management Holdco’s applicable Cash Redemption Payment.

(vi)            The Class A Unitholders acknowledge and agree that, except for the Class A Representative Member, no Class A Unitholder will be entitled to enforce the provisions of this Agreement and each Class A Unitholder (other than the Class A Representative Member) covenants not to commence any arbitration or other legal action against the Company, the Principal Member, the WT Member or any of their Affiliates under, or in connection with, this Agreement; provided, however, that, subject to the terms and conditions of this Section 3.5, each Class A Unitholder shall be entitled to enforce such Class A Unitholder’s right to receive a Redemption Payment pursuant to this Section 3.5.

(vii)            For the avoidance of doubt, the parties acknowledge and agree that the acknowledgments, agreements, covenants and obligations set forth in Section 3.5(k)(ii), Section 3.5(k)(iv) Section 3.5(k)(v) are solely acknowledgments, agreements, covenants and obligations by and among the Class A Unitholders and neither the Principal Member, the WT Member, the Company nor any of their Affiliates will have any obligations or liabilities with respect to the matters set forth in this Section 3.5(k).

Article IV
Allocations of Profits and Losses

Section 4.1      Profits and Losses. For each Tax Year (or portion thereof), except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 4.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (A) with respect to Profits and Losses attributable to Proceeds From Sale or Liquidation, (i) the Distributions that would be made to such Member pursuant to

Section 5.1(a)(iii) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 9.5(c), to the Members immediately after making such allocations, minus (ii) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets, and (B) with respect to Profits and Losses not attributable to Proceeds From Sale or Liquidation, the Distributions that would be made to such Member pursuant to Section 5.1(a)(ii).

Section 4.2      Special Allocations.

(a)            Nonrecourse Deductions for any Tax Year shall be specially allocated to the Members on a pro rata basis, in accordance with the number of Units owned by each Member as of the last day of such Tax Year. The amount of Nonrecourse Deductions for a Tax Year shall equal the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that Tax Year over the aggregate amount of any distributions during Tax Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d).

(b)            Any Member Nonrecourse Deductions for any Tax Year shall be specially allocated to the Member who bears economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 4.2(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

(c)            Notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Tax Year (or if there was a net decrease in Company Minimum Gain for a prior Tax Year and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 4.2(c)), each Member shall be specially allocated items of Company income and gain for such Tax Year in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)). This section is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(d)            Notwithstanding any other provision of this Agreement except Section 4.2(c), if there is a net decrease in Member Minimum Gain during any Tax Year (or if there was a net decrease in Member Minimum Gain for a prior Tax Year and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 4.2(d)), each Member shall be specially allocated items of Company income and gain for such year in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)). This Section 4.2(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e)            Notwithstanding any provision hereof to the contrary except Section 4.2(a) and Section 4.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such Tax Year. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 4.2(e) shall be allocated to the Members who do not have an Adjusted Capital Account Deficit in proportion to their relative positive Capital Accounts (as adjusted pursuant to the definition of Adjusted Capital Account Deficit) but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have an Adjusted Capital Account Deficit.

(f)            Notwithstanding any provision hereof to the contrary except Section 4.2(c) and Section 4.2(d), in the event any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Tax Year) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation pursuant to this Section 4.2(f) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.2(f) were not in this Agreement. This Section 4.2(f) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(g)            If any Member has an Adjusted Capital Account Deficit at the end of any Tax Year, that Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.2(g) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article IV have been made as if Section 4.2(f) and this Section 4.2(g) were not in this Agreement.

(h)            To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete liquidation of such Member’s Equity Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(i)            The allocations set forth in Section 4.2(a) through Section 4.2(h) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. This Section 4.2(i) is intended to minimize to the extent possible and to the extent necessary any economic distortions that may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

(j)            Items of income, gain, loss, deduction or credit resulting from a Covered Audit Adjustment shall be allocated to the Members in accordance with the applicable provisions of the Partnership Tax Audit Rules.

(k)            The Company and each of the Members agree to take such actions as are necessary to elect to adjust the basis of the assets of the Company for federal income tax purposes in accordance with Code Section 754 for each Tax Year of the Company in which the closings of the transactions contemplated by the Acquisition Agreement and the Merger, the Closing Reinvestment Agreements and the Reinvestment Agreements occur.

Section 4.3      Allocations for Tax Purposes in General.

(a)            Except as otherwise provided in this Section 4.3, each item of income, gain, loss, deduction, and credit of the Company for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Section 4.1 and Section 4.2.

(b)            In accordance with Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross Asset Value that differs from such property’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members to account for any such difference using such method or methods as determined by the Principal Member in its sole discretion and in accordance with the applicable Treasury Regulations.

(c)            Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions, and (ii) recapture of grants or credits shall be allocated to the Members in accordance with applicable law.

(d)            Tax credits of the Company shall be allocated among the Members as provided in Treasury Regulation Sections 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii), as interpreted by the Principal Member in its sole discretion.

(e)            Allocations pursuant to this Section 4.3 are solely for purposes of U.S. federal, state and local taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

Section 4.4      Other Allocation Rules.

(a)            The Members are aware of the income tax consequences of the allocations made by this Article IV and the economic impact of the allocations on the amounts receivable by them under this Agreement. The Members hereby agree to be bound by the provisions of this Article IV in reporting their share of Company income and loss for U.S. federal income tax purposes.

(b)            The provisions regarding the establishment and maintenance for each Member of a Capital Account as provided by Section 3.3 and the allocations set forth in Sections 4.1, 4.2 and 4.3 are intended to comply with the Treasury Regulations and to reflect the intended economic entitlement of the Members. If the Principal Member determines, in its sole discretion, that the application of the provisions in Sections 3.3, 4.1, 4.2 or 4.3 would result in non-compliance with the Treasury Regulations or would be inconsistent with the intended economic entitlement of the Members, the Principal Member is authorized to make any appropriate adjustments to such provisions.

(c)            All items of income, gain, loss, deduction and credit allocable to an interest in the Company that may have been Transferred shall be allocated between the Transferor and the Transferee in accordance with a method determined by the Principal Member and permissible under Code Section 706 and the Treasury Regulations thereunder.

(d)            The Members’ proportionate shares of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), shall be allocated to the Members on a pro rata basis, in accordance with the number of Units owned by each Member, except to except to the extent such allocation is determined to be inconsistent with the requirements of applicable Law, in which case such liabilities shall be allocated among Members in a manner to be determined by the Principal Member in its sole discretion.

(e)            The Principal Member shall amend this Article IV from time to time to reflect the allocation of Profit and Loss in connection with priority distributions on any preferred units or other Equity Interests that may be issued by the Company (other than Units).

(f)            The Principal Member may amend or interpret the provisions of this Article IV as, in the Principal Member’s reasonable discretion, may be necessary or appropriate to comply with the applicable Treasury Regulations or other legal requirements and to properly reflect the economic intent of this Agreement.

Article V
Distributions

Section 5.1      Distributions.

(a)            Distributions.

(i)            In General. Distributions may be declared by the Board out of Distributable Cash or other funds or property legally available therefor (such Distributable Cash or other funds or property, “Distributable Assets”) in such amounts, at such time and on such terms (including the payment dates of such Distributions) as the Board in its sole discretion may determine using such record date as the Board may designate. Notwithstanding any other provision herein to the contrary, no Distributions shall be made to any Member to the extent such Distribution would render the Company insolvent or violate the Act. For purposes of the foregoing sentence, insolvency means the inability of the Company to meet its payment obligations when due.

(ii)            Regular Distributions. Each distribution of Distributable Assets (other than in respect of Proceeds From Sale or Liquidation) shall be made to the holders of Class B Units, in proportion to the number of Class B Units held by such holders at the time of such distribution.

(iii)            Proceeds From Sale or Liquidation. Each distribution of Proceeds From Sale or Liquidation shall be made, (A) to the holders of Units, in proportion to the respective Capital Contributions (if any) made by each such holder, until the aggregate amount distributed pursuant to this Section 5.1(a)(iii)(A) is equal to the aggregate amount of Capital Contributions made by such holders, and thereafter (B) to the holders of Units in proportion to the number of Units held by such holder at the time of such distribution.

(iv)            Tax Distributions. Notwithstanding anything in Section 5.1(a)(i) to the contrary, to the extent of any Distributable Cash, subject to any restrictions that may be imposed by any creditor of the Company or applicable Law and less reserves, the Principal Member shall cause the Company to make a Distribution (a “Tax Distribution”) to the holders of Units, in an amount equal to the excess, if any, of (A) the product of (I) the Principal Member’s estimate of the amount of taxable income that will be allocated to the applicable Member pursuant to Section 4.3 for the entire Tax Year (but including for this purpose any allocations under Section 704(c) of the Code and disregarding (x) any adjustments pursuant to Section 734 or 743 of the Code, and (y) any guaranteed payment to such Member under Section 707(c) of the Code or any payment to a Member not in his, her or its capacity as a Member pursuant to Section 707(a) of the Code), which shall be determined by the Principal Member in its reasonable discretion and (II) the Distribution Tax Rate, over (B) the aggregate amount of all prior distributions paid to such Member in respect of its Units under this Section 5.1 during such Tax Year (including any Tax Distribution paid under this Section 5.1(a)(iv) during such Tax Year). The Principal Member shall have the right in its sole discretion to (1) adjust subsequent Tax Distributions up or down to reflect any variation between estimated quarterly Tax Distributions and the Tax Distribution that would have been computed under this Section 5.1(a)(iv) based on subsequent tax information, and (2) otherwise adjust the amount of Tax Distributions made under this Section 5.1(a)(iv) consistent with the purposes of this provision, which is to provide the Members, with sufficient liquidity to fund their tax liabilities incurred as a result of taxable income allocable with respect to their ownership of Units. Each Distribution pursuant to this Section 5.1(a)(iv) shall be made to the Persons shown on the Company's books and records as holders of Units as of the date of such Tax Distribution; provided that, for the avoidance of doubt, nothing in this Section 5.1(a)(iv) shall require that Tax Distributions be made to Members on a pro rata basis. The amount of any Tax Distributions made to a Member shall be offset against future distributions which such Member is entitled to receive under this Agreement (including pursuant to a liquidation of the Company). Neither the Company nor the Principal Member shall have any liability to a Member for penalties or interest arising from non-payment or incorrect estimates of such Member’s Tax Distributions.

(b)            Withholding; Tax Forms.

(i)            The Company shall, to the extent required by applicable Law, be entitled to withhold from or pay on behalf of or with respect to any Member to the extent required to discharge any obligation of the Company to withhold or make payments to any governmental or taxing authority with respect to any federal, state, local or foreign tax liability of such Member arising as a result of such Member’s interest in the Company (including, without limitation, any taxes required to be paid by the Company pursuant to Section 6225 of the Code or any other applicable provision of federal, state, local or foreign Law). Any amount that is (A) withheld by the Company, (B) withheld from a payment otherwise due to the Company and is determined based on, or that varies, as a result of the tax status of such Member (or its direct or indirect equity owners) (including, without limitation, any taxes that are required to be withheld by the Company or from a payment due to the Company under Sections 1441, 1442, 1445, 1446(a) or 1446(f) of the Code) or (C) a Partnership Audit Payment that is attributed to a Member in accordance with Section 7.5(c) (collectively, the “Withheld Taxes”) will be subject to the provisions in this Section 5.1(b)(i). A Member’s share of any Withheld Taxes shall be deemed to have been distributed to such Member or, to the extent that any such tax is not withheld from a distribution, such Member shall reimburse the Company therefor within fifteen (15) calendar days after the Company gives notice to such Member making demand therefor. Each Member agrees to indemnify and hold harmless the Company and each of the other Members, from and against liability for taxes, interest, or penalties which may be asserted by reason of the failure to deduct and withhold tax on amounts distributable or allocable to such Member. Any amount payable hereunder by a Member shall be paid promptly to the Company upon request for such payment from the Company, and if not so paid, the Company shall be entitled to claim against and deduct from the Capital Account of, or from any distribution due to, the affected Member for all such amounts. The provisions contained in this Section 5.1(b)(i) shall survive a Member’s ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company. Each Member acknowledges that the Principal Member may be required to provide the identities of each such Member's direct and indirect beneficial owners to a governmental entity. In the event the Company has to withhold any amounts pursuant to Section 1471 through Section 1474 of the Code or any non-U.S. laws, rules or regulations implementing any intergovernmental agreements entered into in connection with the implementation of such Sections of the Code (“FATCA”), such withheld taxes will be allocated or apportioned to those Members whose failure to provide tax forms, documents or other information results in the imposition of such withheld taxes under FATCA.

(ii)            Each Member shall provide to the Company an original and properly completed IRS Form W-9, W-8BEN, W-8BEN-E, W-8IMY, W-8ECI or W-8EXP withholding certificate, and any other similar form, document or certificate as may be reasonably requested by the Company, no later than ten (10) calendar days after the execution of this Agreement and thereafter (A) upon a change in circumstances that makes any information provided on such IRS Form inaccurate, (B) from time to time as required by Law, or (C) upon a reasonable request by the Company.

(c)            Distributions in Kind. No Member has any right to demand or receive property other than cash. Assets of the Company distributed in kind shall be valued based on the Gross Asset Value thereof.

(d)            Exculpation. The Members hereby consent, acknowledge and agree that (i) no purchase or redemption of Class A Units pursuant to Section 3.5 constitutes a “distribution” within the meaning of Section 18-607 of the Act, and (ii) except as expressly provided herein or required by applicable Law, no Member shall have an obligation to return cash or other property paid or distributed to such Member under Section 18-502(b) or Section 18-607 of the Act or otherwise.

Article VI
Management

Section 6.1      Board.

(a)            Except as otherwise provided in this Agreement, the powers of the Company shall be exercised under authority of, and the business and affairs of the Company shall be managed under the direction of, a Board of Directors (the “Board”), which shall be comprised of natural persons (each such person, a “Director”) who shall be appointed in accordance with the provisions of Section 6.1(b). The Board shall consist of six Directors (or such lower number as the Principal Member may determine from time to time, but not less than four directors). Except as otherwise provided in this Agreement, the Board shall have the sole and absolute authority to make all decisions and to take any and all actions (within or outside the ordinary course of the Company’s business) relating to the Company. Except as provided in this Agreement, no Member (other than in such person’s capacity as a Director or an officer of the Company) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to incur any expenditures, liabilities or obligations on behalf of the Company.

(b)            The Principal Member shall have the authority to select and appoint the Directors; provided, however, that, for so long as the Class A Representative Member holds at least ten percent (10%) of the Class A Units initially held by the Class A Representative Member, two of the Directors shall be holders of Class A Units who shall be mutually agreed on by the Class A Representative Member and the Principal Member, and who shall initially be Tobias Dengel and Mike Moore (any such Directors mutually agreed by the Class A Representative Member and the Principal Member, the “Class A Directors”). Each Director shall serve until such Director’s resignation or removal. A Director may resign at any time by providing a written notice to the Principal Member. Any Director may be removed at any time (with or without cause) by the Principal Member; provided, however, that, for so long as the Class A Representative Member holds at least ten percent (10%) of the Class A Units initially held by the Class A Representative Member, the Class A Directors may only be removed (with or without cause) by the Class A Representative Member. The Directors, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type owed by the directors of a business corporation to such corporation and its stockholders under the DGCL.

Section 6.2      Meetings.

(a)            Generally. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director at least three (3) days prior to each such meeting.

(b)            Special Meetings. Special meetings of the Board shall be held on the call of any three (3) Directors or the (2) Class A Directors upon at least three (3) days’ written notice to the Directors, or upon such shorter notice as may be approved by all the Directors. Any Director may waive such notice as to herself or himself.

(c)            Attendance and Waiver of Notice. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 6.3      Quorum; Manner of Acting.

(a)            Quorum. A majority of the Directors serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b)            Participation. Any Director may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Director may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of electronic transmission, or as otherwise permitted by applicable Law.

(c)            Binding Act. Each Director shall have one vote on all matters submitted to the Board. With respect to any matter before the Board, the act of a majority of the Directors constituting a quorum shall be the act of the Board.

Section 6.4      Action by Written Consent. Notwithstanding the provisions of Section 6.2 and Section 6.3, any action required or permitted to taken by the Board may be taken without a meeting if either (a) a written consent of a majority of the Directors on the Board shall approve such action (provided that notice and a copy of such written consent is provided to all Directors at least (3) days prior to the effectiveness of such written consent), or (b) a written consent constituting all of the Directors on the Board shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

Section 6.5      Officers. The Board shall appoint one or more officers (each, an “Officer”) of the Company with such titles as may be designated by the Board to carry on the business of the Company and to act in the name of the Company with such authority as may be delegated to the Officers by the Board; provided that, unless otherwise determined by the Board, the assignment of a title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office for an officer of a business corporation organized under the DGCL. Each Officer may act pursuant to his or her delegated authority until such Officer is removed by the Board. Any action taken by an Officer pursuant to the authority delegated to such Officer shall constitute the act of, and be binding upon, the Company. Each Officer shall serve until her or his resignation or removal. An Officer may resign at any time by providing a written notice to the Board. Any Officer may be removed at any time (with or without cause) by the Board. The Officers, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type owed by the officers of a business corporation to such corporation and its stockholders under the DGCL.

Section 6.6      Certain Approval Rights; Certain Operations of the Group Companies.

(a)            Notwithstanding anything to the contrary set forth herein, the Company and the TI Members agree that, until the end of the applicable periods set forth in Exhibit C, none of the decisions or actions set forth in Exhibit C shall be taken, adopted or permitted to be taken or adopted, by or with respect to any Group Company, without the written consent of the Class A Representative Member (acting on behalf of all holders of Class A Units) in accordance with the terms described therein.

(b)            The Company, the Principal Member and the Class A Representative Member agree that the Company and the Principal Member shall (and that the Principal Member shall cause Parent and its controlled Affiliates to), comply with the operating covenants set forth in Exhibit D in accordance with the terms described therein until the end of the Approval Period.

(c)            Notwithstanding anything to the contrary herein, until December 31, 2027, the TI Members (i) shall operate, and shall cause the operation of, the Group Companies in good faith and in a commercially reasonable manner and (ii) shall not take or permit any action, directly or indirectly, with respect to the operation of the Group Companies, the primary purpose of which action is to minimize or reduce any Redemption Exchange Value, or any components thereof; provided, that for the avoidance of doubt, this Section 6.6 shall not limit the ability of any Member or the Company to effect a Redemption Exercise in accordance with Section 3.5.

(d)            For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement (including any Exhibit), nothing shall restrict or limit a sale, change of control, merger, amalgamation or similar corporate reorganization of Parent.

(e)            Notwithstanding anything to the contrary herein, any Class A Unitholder shall have the right to Transfer such Class A Unitholder’s Class A Units to a corporation (or other Person treated as a corporation for U.S. tax purposes) wholly owned by such Class A Unitholder

(a “Blocker Corporation”); provided that Section 8.2 and Section 8.3 shall apply to such Transfer. If such a Transfer occurs, the Principal Member shall cooperate in good faith with the relevant Class A Unitholder to use commercially reasonable efforts to structure any sale of the Company which would otherwise include the Transfer of Class A Units in a manner that is tax efficient for the owners of the Blocker Corporation (it being understood by the Parties that no tax efficient structure for such owners is guaranteed pursuant to this Section 6.6(e)). The provisions of this Section 6.6(e) are for the benefit of the securityholders of the Blocker Corporation, who shall be express, third-party beneficiaries hereof.

Section 6.7         Indemnification.

(a)            None of the Members, any Director or any Officer (or any Affiliate, director, officer, employee, holder of any equity interests, partner, trustee, member, manager, representative or agent of such Person) (each, a “Covered Person”) will be liable to the Company or any Member for any loss, damage, liability, obligation, fine, claim, action, suit, proceeding, demand, expense, tax or similar item, whether arising in contract, tort or otherwise, or any attorney fees relating to any of the foregoing (collectively, “Damages”), suffered or incurred by any Person on account, or by reason, of any claim, demand or Legal Proceeding based on or arising from, any act taken or omitted to be taken in good faith in the course of representing or performing services for the Company or otherwise in the capacity as a Member, Director or Officer, as the case may be, unless such Covered Person (i) engaged in fraud or a bad faith violation of the implied contractual covenant of good faith and fair dealing or a bad faith violation of this Agreement or (ii) such Covered Person would not be so entitled to be indemnified and held harmless if the Company were a corporation organized under the DGCL that indemnified and held harmless its directors, Officers, employees and agents to the fullest extent permitted by Section 145 of the DGCL as in effect on the date of this Agreement (but including any expansion of rights to indemnification thereunder from and after the date of this Agreement).

(b)            The Company shall indemnify any Covered Person and hold such Covered Person harmless from and against all Damages suffered or incurred by such Covered Person in the course of serving as a Member, Director or Officer or otherwise representing or acting for or on behalf of the Company (in each case within the scope of such Person’s authority), unless such Covered Person (i) engaged in fraud or a bad faith violation of the implied contractual covenant of good faith and fair dealing or a bad faith violation of this Agreement or (ii) such Covered Person would not be so entitled to be indemnified and held harmless if the Company were a corporation organized under the DGCL that indemnified and held harmless its directors, Officers, employees and agents to the fullest extent permitted by Section 145 of the DGCL as in effect on the date of this Agreement (but including any expansion of rights to indemnification thereunder from and after the date of this Agreement); provided, however, that, notwithstanding anything in this Agreement to the contrary, any such indemnification will be solely from the net assets of the Company, and no Member will be required to make any Capital Contribution or otherwise pay any amount from its own assets as a result thereof. If a Covered Person makes a claim for indemnification and requests in writing that the Company advance to such Person the expenses of defending any claim, demand or Legal Proceeding brought by a third party giving rise to such indemnification claim or appearing as a witness or other participation in a Legal Proceeding involving the Company, the Company shall advance such expenses; provided, however, that such Covered Person furnishes the Company with such assurances and security as may be reasonably requested by the Company to assure repayment of the amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Person is not entitled to be indemnified by the Company pursuant to this Agreement. The Covered Person shall agree to return to the Company amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Covered Person is or was not entitled to be indemnified by the Company in accordance with this Agreement.

(c)            Notwithstanding anything to the contrary in this Agreement, except as otherwise expressly required by Law, no Member, solely by reason of being a Member, shall have any liability, other than pursuant to this Agreement, in excess of (i) the amount of such Member’s aggregate Capital Contributions, (ii) such Member’s share of any undistributed profits and assets of the Company and (iii) the amount of any distributions received by such Member.

(d)            The right to indemnification and the advancement and payment of expenses conferred in this Section 6.7 shall not be exclusive of any other right which an Covered Person indemnified pursuant to this Section 6.7 may have or hereafter may acquire under any Law, including the Act, any provision of the Certificate of Formation or this Agreement or otherwise.

Section 6.8        Certain Costs and Expenses. The Company shall reimburse each Class A Director for any reasonable and documented costs, fees or expenses that were incurred by such Class A Director in connection with serving as such. The Company shall reimburse the Principal Member for any reasonable and documented costs, fees or expenses that the Principal Member in good faith determines were incurred by it (or Other Parent Group Entities) in connection with serving as the Principal Member and, to the extent that the Principal Member determines in its good faith discretion that such expenses are related to the business and affairs of the Principal Member that are conducted through the Company and/or its Subsidiaries (including, with respect to expenses that relate to the business and affairs of the Company and/or its Subsidiaries and that also relate to other activities of the Principal Member or any Other Parent Group Entity, the portion of such expenses that, in the good faith determination of the Principal Member, should be allocated to the Company), the Principal Member may cause the Company to pay or bear all expenses of the Other Parent Group Entities; provided that the Company shall not pay or bear any income tax obligations of any Other Parent Group Entity (except to the extent contemplated in Section 7.5(c) hereof). For the avoidance of doubt, none of the costs, fees or expenses described in this Section 6.8 shall impact any determination of any Redemption Exchange Value, or any components thereof.

Article VII
Accounting, Fiscal and Certain Tax Matters

Section 7.1        Fiscal Year. The fiscal year of the Company (the “Fiscal Year”) shall begin on January 1 of each year and shall end on December 31 of the same year.

Section 7.2        Books of Account and Other Information. The Company shall prepare and maintain, at its principal place of business, separate books and records with respect to the Company’s business, including (i) books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company’s business in accordance with GAAP consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement and (ii) all books and records necessary to provide to the Members any information required to be provided pursuant to Section 18-305 of the Act. Such books and records, together with a copy of this Agreement and of the Certificate of Formation, shall at all times be maintained at the principal place of business of the Company and shall be open to inspection and examination by each Member and its duly authorized representative for any purpose reasonably related to such Member’s interest as a Member of the Company at the offices of the Company (or such other location designated by the Board ) during regular business hours, at such Member’s expense, and upon ten (10) Business Days’ notice to the Company. All questions of accounting shall be determined by the Principal Member acting reasonably. At all times during the continuance of the Company, the Company shall maintain, at its principal place of business, separate books and records with respect to the Company’s business, including all books and records necessary to provide to the Members any information required to be provided pursuant to Section 18-305 of the Act.

Section 7.3        Auditors. The auditors of the Company shall be selected by the Principal Member from time to time and may be the same auditors as those of the Principal Member and its other Affiliates.

Section 7.4        Certain Tax Matters.

(a)            The Members intend that the Company shall be classified as a partnership for U.S. federal, state, and local income tax purposes and neither the Company nor any Member shall make or, regardless of any other section of this Agreement, have the authority to make an election to change such classification without first obtaining the consent of all of the Members. The Members agree to take such actions as may be necessary to receive and maintain the classification of the Company specified in this Section 7.4(a) and to refrain from taking any actions inconsistent therewith. Notwithstanding the foregoing, the Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture and that no Member or the Company shall be a partner or joint venturer of any other Member or the Company for any purposes other than federal and, if applicable, state, local and non-U.S. income tax purposes, and this Agreement shall not be construed to the contrary, and no Member shall be liable for the debts, liabilities or obligations of the Company or any other Member. The Members intend that the Company shall be classified as a corporation for Canadian federal, provincial and local income tax purposes (“Canadian Tax Purposes”). All Profits and Losses of the Company shall not be allocated to the Members for Canadian Tax Purposes, but instead such Profits and Losses shall belong to the Company for such purposes.

(b)            The Company shall prepare and file, or cause to be prepared and filed, all tax returns of the Company (including on IRS Form 1065) in a timely manner (taking into account extensions) and shall cause all tax returns of the Company to be filed in a timely manner (taking into account extensions). The Company shall prepare such information (including a Schedule K-1 and any comparable foreign, state and local tax forms) as shall be necessary to enable each Member and its direct and indirect interest holders to prepare their income tax returns provided that the Company shall use commercially reasonable efforts to provide estimates of the information to be set forth on such Schedule K-1 no more than one hundred twenty (120) days after the end of each Tax Year. The cost of the preparation and filing of tax returns of the Company shall be borne by the Company. Each Member shall cooperate in good faith to provide to the Company any information that is reasonably necessary to permit the Company to comply with its tax reporting obligations.

(c)            In addition to the elections described in Section 7.5 below, the Principal Member shall cause the Company to make any election provided under the Code, the Treasury Regulations promulgated under the Code or any corresponding or similar provision of state of local Law as the Principal Member determines (in its sole discretion) to be appropriate and in the best interest of the Company and the Members.

Section 7.5        Partnership Audit Rules. The Principal Member shall be entitled, in its sole discretion to make an election under Section 6221(b) of the Code on each income tax return for each taxable year in which the Company is eligible under applicable Law to make such an election. For any taxable year for which Principal Member does not make such election or the election is otherwise unavailable under applicable Law:

(a)            The Principal Member shall serve as the Company’s “partnership representative” within the meaning of Section 6223(a) of the Code, and if a “designated individual”, as that term is defined in Treasury Regulations Section 301.6223-1(b)(3) (a “Designated Individual”), is required to be appointed under the Partnership Tax Audit Rules, the Principal Member shall designate the individual to serve as the Designated Individual. In accordance with the Partnership Tax Audit Rules and to the extent provided therein, the Principal Member shall have the authority to remove and replace the Designated Individual and designate such Designated Individual’s successor. To the extent that the Principal Member reasonably deems necessary, each Member shall take all actions reasonably required to cause such designations and removals to be effective under the Partnership Tax Audit Rules. The Principal Member and the Designated Individual shall have the power and authority granted to each in such capacities under the Partnership Tax Audit Rules and shall have the authority to otherwise control any such audit or examination at the expense of the Company (including by engaging accountants, legal counsel or experts), and each shall exercise (and the Principal Member shall cause the Designated Individual to exercise) such power and authority in a manner consistent with this Agreement.

(b)            The Principal Member, in its reasonable discretion exercised in good faith, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Principal Member or the Company under the Partnership Tax Audit Rules (including any election under Section 6226 of the Code). To the extent that an election under Section 6226(a) of the Code is available under applicable Law, the Principal Member shall, in its sole discretion, determine whether to cause the Company to make such election within the time period required by applicable Law, and if any election is made, the Principal Member shall furnish to each Member for the year under audit a statement of the Member’s share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Section 6226(b) of the Code.

(c)            To the extent that the Company does not make an election under Section 6226 of the Code, the Principal Member shall use commercially reasonable efforts to make any modifications available under Sections 6225(c)(3), (4) and (5) of the Code, to the extent that such modifications would reduce any taxes payable by the Company. Each Member agrees to reasonably cooperate with the Principal Member and the Designated Individual and to do or refrain from doing any or all actions reasonably requested by the Principal Member or the Designated Individual with respect to the conduct of an audit or examination under the Partnership Tax Audit Rules. The economic burden of the imputed underpayment within the meaning of Section 6225 of the Code (including any interest and penalties imposed thereon) that are payable by the Company for any taxable year (the “Reviewed Year” and such payments, collectively the “Partnership Audit Payments”) shall be reasonably apportioned by the Principal Member among the Members and any former members. Such apportionment shall be based on the manner in which the adjusted tax items are allocated among the Members under the Agreement for the Reviewed Year and taking into account the extent to which the Company’s imputed underpayment was modified by adjustments (to the extent approved by the IRS or permitted by the Code or Treasury Regulations) attributable to (i) a particular Member’s (or any direct or indirect interest holder of a Member’s) tax classification, tax rates, tax attributes, the character of tax items to which the adjustment relates or similar factors or (ii) a Member’s filing of an amended return and payment of taxes in a manner that complies with Section 6225(c)(2) of the Code. The portion of the Partnership Audit Payments that are apportioned to a Member or former Member shall be treated as a payment of Withheld Taxes under Section 5.1(b) with respect to such Member and shall be subject to the provisions of Section 5.1(b).

(d)            Any references in this Section 7.5 to the Code shall be deemed to include references to any corresponding or similar provision of state or local Law.

(e)            Any reasonable third-party costs or expense of the Principal Member or the Designated Individual acting in its capacity as such in connection with the tax matters of the Company shall be paid or reimbursed by the Company and shall be treated as a cost or expense of the Company.

(f)             The provisions contained in this Section 7.5 shall survive a Member’s ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

Article VIII
Transfers of Interests

Section 8.1        Restrictions on Transfer.

(a)            No Member shall Transfer all or any portion of its Units or other Equity Interests in the Company, except (i) as provided in Section 3.5, Section 6.6(e), Section 8.1(c) and Section 10.17, (ii) for (direct or indirect) Transfers of Class B Units by the Principal Member to any Other Parent Group Entity, (iii) in the case of a Class A Unitholder that is not an Entity, for (direct or indirect) Transfers of such Class A Unitholder’s Class A Units to (A) such Class A Unitholder’s Family Members, (B) one or more trusts established in whole or in part for the benefit of such Class A Unitholder and/or such Class A Unitholder’s Family Members or (C) one or more other Entities owned by such Class A Unitholder, or (iv) in the case of a Class A Unitholder that is an Entity, for (direct or indirect) Transfers of such Class A Unitholder’s Class A Units to any holder of Equity Interests in such Class A Unitholder; provided, however, that Transfers pursuant to the foregoing clauses (iii) and (iv) shall require the Principal Member’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that a Transfer by will or intestacy does not require the prior written consent of the Principal Member. If notwithstanding the provisions of this Section 8.1(a), all or any portion of a Member’s Units are Transferred in violation of this Section 8.1(a), involuntarily, by operation of law or otherwise, then without limiting any other rights and remedies available to the other parties under this Agreement or otherwise, the Transferee of such Equity Interest (or portion thereof) shall not be admitted to the Company as a Member, or be entitled to any rights as a Member hereunder, unless and until the Principal Member (in its sole discretion) and the Class A Representative Member (in its sole discretion) each consent in writing to such admission. Any attempted or purported Transfer of all or a portion of a Member’s Equity Interests in violation of this Section 8.1(a) shall, to the fullest extent permitted by Law, be null and void and of no force or effect whatsoever. For the avoidance of doubt, the restrictions on Transfers contained in this Article VIII shall not apply to the Transfer of any shares of capital stock of Parent, including any Parent Shares.

(b)            In addition to any other restrictions on Transfer herein contained, including the provisions of this Article VIII, in no event may any Transfer or assignment of Units by any Member be made (i) to any Person who lacks the legal right, power or capacity to own Units, (ii) if such Transfer (A) would be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof”, as such terms are used in Treasury Regulations Section 1.7704-1, (B) would result in the Company having more than 125 partners within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3) and (I) counting, solely for the purposes of this Section 8.1(b) and Section 10.17(b), any Indirect Holder as a partner, and (II) not counting WLTR Management Holdings, itself, as a partner), or (C) would cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or a successor provision or to be classified as a corporation pursuant to the Code or successor of the Code, (iii) if such Transfer would cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code), (iv) if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan Asset Regulations or otherwise cause the Company to be subject to regulation under ERISA, (v) if such Transfer requires the registration of such Units or any Equity Interests issued upon any exchange of such Units, pursuant to any applicable U.S. federal or state securities Laws; or (vi) if such Transfer subjects the Company to regulation under the Investment Company Act of 1940 or the Investment Advisors Act of 1940. Any attempted or purported Transfer of all or a portion of a Member’s Equity Interests in violation of this Section 8.1(b) shall, to the fullest extent permitted by Law, be null and void and of no force or effect whatsoever.

(c)             If, following the end of the Exercise Period after the Third Redemption Year, any holder of Unredeemed Class A Units receives a bona fide offer from an independent third party for all or a portion of such holder’s Unredeemed Class A Units that such holder intends to accept, then each of the Company and the Principal Member shall have a right of first refusal to purchase such Unredeemed Class A Units pursuant to the same terms and conditions as those offered to such holder of Unredeemed Class A Units and such holder shall give notice of such offer to the Company and the Principal Member. For a period of ninety (90) days following receipt of such notice, the Company and the Principal Member may then elect to purchase the relevant Unredeemed Class A Units from such holder and the Company or the Principal Member, on the one hand, and such holder, on the other hand, shall enter into a purchase and transfer agreement for the sale of such shares at the same price and on customary terms. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 8.1(c) including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. If, following receipt of a bona fide offer from an independent third party for Unredeemed Class A Units by a holder thereof and delivery of notice thereof to the Company and the Principal Member, neither the Company nor the Principal Member elects to purchase such Unredeemed Class A Units, then the holder shall be permitted to sell such Unredeemed Class A Units pursuant to the terms of such offer to such independent third party; provided that the restrictions and provisions set forth in Section 8.1(b), Section 8.2, Section 8.3 and Section 8.4 shall apply with respect to such Transfer.

(d)            Notwithstanding anything to the contrary herein, the Principal Member, prior to the Effective Date, entered into agreements (the “Closing Reinvestment Agreements”) with service providers of Group Companies pursuant to which such service providers (each, a “Closing Reinvestment Participant”) agreed to invest certain proceeds from the Merger (or other assets) to purchase from the Principal Member equity interests in the Company, with effect as of immediately following the Merger and the adoption of this Agreement for a value determined pursuant to valuation metrics that are, in substance, similar to those applied with respect to the Equity Rollover Participants under the Acquisition Agreement. If the Principal Member sells any Class B Units to a Closing Reinvestment Participant in accordance with the foregoing sentence or to an Eligible Reinvestment Participant pursuant to Section 10.17, then, immediately upon such transfer, such Class B Units shall automatically convert with no further action needed into an equal number of Class A Units.

Section 8.2        Notice of Transfer.

(a)            Other than in connection with Transfers made pursuant to Section 3.5, each Member shall, after complying with the provisions of this Agreement, but in any event no later than three Business Days following any Transfer of Equity Interests, give written notice to the Principal Member and the Company of such Transfer. Each such notice shall describe the manner and circumstances of the Transfer.

(b)            A Member making a Transfer permitted by this Agreement shall, unless otherwise determined by the Principal Member, (i) have delivered to the Company an affidavit of non-foreign status with respect to such Transferor that satisfies the requirements of Section 1446(f)(2) of the Code or other documentation establishing a valid exemption from withholding pursuant to Section 1446(f) of the Code or (ii) contemporaneously with the Transfer, properly withhold and remit to the IRS the amount of tax required to be withheld upon the Transfer by Section 1446(f) of the Code (and provide evidence to the Company of such withholding and remittance promptly thereafter).

Section 8.3        Transferee Members.

(a)            No Member shall Transfer all or any portion of its Units or other Equity Interests in the Company unless, and a direct Transferee of Units pursuant to this Article VIII shall have the right to become a Member only if, (i) the requirements of this Article VIII are met, (ii) such Transferee executes a Joinder (pursuant to which such Transferee assumes all of the obligations of the Transferor), (iii) such Transferee represents that the Transfer was made in accordance with all applicable securities Laws, (iv) the Transferor or Transferee shall have reimbursed the Company for all reasonable expenses (including attorneys’ fees and expenses) of any Transfer or proposed Transfer of a Member’s Equity Interests, whether or not consummated and (v) if such Transferee or his or her spouse is a resident of a community property jurisdiction (in the USA currently the states of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin), then such Transferee’s spouse shall also execute a Joinder. Unless agreed to in writing by the Principal Member and the Class A Representative Member, the admission of a Member shall not result in the release of the Transferor from any Liability that the Transferor may have to each remaining Member or to the Company under this Agreement or any other contract between the Principal Member, the Company or any of its Subsidiaries, on the one hand, and such Transferor or any of its Affiliates, on the other hand. Written notice of the admission of a Member shall be sent promptly by the Company to each remaining Member.

(b)            The direct Transferee of Units pursuant to this Article VIII shall be deemed admitted to the Company as a substitute Member at the time as the Principal Member determines that the conditions in this Article VIII are satisfied and such Person is listed as a member of the Company in the books and records of the Company.

(c)            If a holder of Class A Units intends to Transfer either less than all of its Class A Units or all of its Class A Units to different Transferees, then, notwithstanding anything to the contrary herein, for purposes of Section 3.5, such holder and its Transferee(s) (in case of a partial Transfer to one or more Transferee(s)) or such Transferees (in case of a full Transfer to two or more Transferees), as applicable, shall be considered one holder of Class A Units and such Persons may only jointly exercise their rights pursuant to Section 3.5.

Section 8.4        Legend. Each Member is hereby given notice of the following legend, and, if any certificates representing any Units shall be issued hereafter, then each such certificate shall be stamped with or otherwise set forth a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.

THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF WLTR HOLDINGS, LLC (THE ISSUER OF THESE SECURITIES) AS IT MAY BE

AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME, AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER OF SUCH SECURITIES.”

Article IX
Dissolution, Liquidation and Termination

Section 9.1        No Dissolution. The Company shall not be dissolved by the withdrawal of any Member (subject to Section 9.2(d)).

Section 9.2        Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following events:

(a)            the determination by the Principal Member or the Board to dissolve and terminate the Company;

(b)            the sale of all or substantially all of the Company’s assets;

(c)            the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act; or

(d)            at any time when there are no Members unless the Company is continued in accordance with the Act.

Section 9.3        Bankruptcy of a Member. The “bankruptcy” (as defined in Sections 18-101(1) and 18-304 of the Act) of a Member shall not cause such Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

Section 9.4        Effectiveness of Dissolution. The dissolution of the Company shall be effective on the day on which the event described in Section 9.2 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.5 and the Certificate of Formation shall have been cancelled as provided in Section 9.6.

Section 9.5        Liquidation. If the Company is dissolved pursuant to Section 9.2, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a)            Liquidator. The Principal Member (or such other Person designated by the Principal Member and who agrees to act as liquidator) shall act as liquidator (the “Liquidator”) to wind up the Company. The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company’s assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)            Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)            Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable Law:

(i)            first, to the payment of all of the Company’s debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)           second, to the establishment of, and additions to, reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)          third, to the Members in accordance with Section 5.1(a)(iii).

(d)            Discretion of the Liquidator. Notwithstanding the provisions of Section 9.5(a) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 9.5(c), if, upon dissolution of the Company, the Liquidator reasonably determines that an immediate sale of part or all of the Company’s assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the Members, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 9.5(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its fair market value, as determined by the Liquidator in good faith.

Section 9.6        Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in Section 9.5(c), the Company shall be terminated and the Liquidator shall cause the cancellation of the “Certificate of Formation” in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 9.7        Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination.

Section 9.8        Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and such Member’s Capital Account and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

Article X
Miscellaneous

Section 10.1      Amendments; Waivers.

(a)            The terms and provisions of this Agreement may be waived, modified or amended (including by means of merger, consolidation or other business combination effected in accordance with Section 6.6 to which the Company is a party) by the Principal Member without the approval of any other Member, except that no such amendment may:

(i)            modify the limited liability of any Member, or increase the Liabilities or obligations of any Member, in each case, without the consent of each such affected Member;

(ii)           materially alter or change any rights, preferences or privileges of any Equity Interests in the Company in a manner that is prejudicial relative to any other Equity Interests in the Company, without the approval of a majority in interest of the Members holding such Equity Interests affected in such a prejudicial manner;

(iii)          materially alter or change any rights, preferences or privileges of the Class A Units in a manner that is prejudicial (or that could reasonably be expected to have a prejudicial effect) relative to any other current or future class of Units, without the approval of a majority in interest of the Members (or the Class A Representative Member on such Members’ behalf) holding the Class A Units affected in such a prejudicial manner; or

(iv)            materially alter or change any rights, preferences or privileges of any Member in a manner that is prejudicial (or that could reasonably be expected to have a prejudicial effect) relative to any other Member holding the same class of Units, without the approval of such Member affected in such a prejudicial manner.

(b)            Notwithstanding anything to the contrary in Section 10.1(a) subject to Section 10.1(d) and, for the avoidance of doubt, Section 6.6, the Principal Member, acting alone, may amend this Agreement (including the Unit Ledger) (A) to reflect the admission of new Members, as provided by the terms of this Agreement, (B) to the minimum extent necessary to comply with or administer in an equitable manner the Partnership Tax Audit Rules in any manner determined by the Principal Member, and (C) as necessary to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(c)            No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

(d)            Notwithstanding anything herein to the contrary, (i) for so long as the Class A Representative Member holds any Units, Section 3.2, Section 3.5, Section 6.6, Article VI, Article VIII and this Article X, Exhibit C, Exhibit D, Exhibit E or Exhibit F (including any related definitions) may not be amended without the written consent of the Class A Representative Member and (ii) the Class A Representative Member (acting on behalf of itself and all other Class A Unitholders) may waive any restrictions applicable with respect to, or any obligations of, any TI Member or the Company (with respect to obligations of the Company towards the Class A Unitholders) under this Agreement and grant consents to actions of any TI Member or the Company (with respect to obligations of the Company towards the Class A Unitholders) that would otherwise be restricted under this Agreement.

Section 10.2      Further Assurances. Each party hereto agrees that it will from time to time, upon the reasonable request of another party, execute such documents and instruments and take such further action as may be required to accomplish the purposes of this Agreement.

Section 10.3      Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon the parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms hereof. No party may assign its rights hereunder except as herein expressly permitted.

Section 10.4      Certain Representations by Members. Each Member, by executing this Agreement or any Joinder and becoming a Member, whether by making a Capital Contribution, by admission in connection with a permitted Transfer or otherwise, represents and warrants to the Company and the Principal Member, as of the date of its admission as a Member, that such Member (or, if such Member is disregarded for U.S. federal income tax purposes, such Member’s regarded owner for such purposes) is either: (a) not a partnership, grantor trust or Subchapter S corporation for U.S. federal income tax purposes (e.g., an individual or Subchapter C corporation), or (b) is a partnership, grantor trust or Subchapter S corporation for U.S. federal income tax purposes, but (i) permitting the Company to satisfy the 100-partner limitation set forth in Treasury Regulations Section 1.7704-1(h)(1)(ii) is not a principal purpose of any beneficial owner of such Member in investing in the Company through such Member and (ii) such Member was formed for business purposes prior to or in connection with the investment by such Member in the Company or for estate planning purposes.

Section 10.5      Entire Agreement. This Agreement (including its exhibits and schedules), the other Transaction Documents and all other agreements referenced therein and herein, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein and therein.

Section 10.6      Rights of Members Independent. The rights available to the Members under this Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more or any combination of such rights may be exercised by a Member or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

Section 10.7      Expenses.

(a)            Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

(b)            The Principal Member shall promptly reimburse the Class A Representative Member for all reasonable out-of-pocket costs and expenses (including the fees and expenses of attorneys, accountants and financial or other advisors (collectively, “Outside Advisor Fees”)) incurred by the Class A Representative Member in connection with a WillowTree Revenue Group Negotiation; provided that, prior to incurring any Outside Advisor Fees in connection with a WillowTree Revenue Group Negotiation for which reimbursement will be sought under this Section 10.7(b), the Class A Representative Member shall provide the Principal Member with an estimate of such Outside Advisor Fees for the Principal Member’s approval (such approval not to be unreasonably withheld, conditioned or delayed).

Section 10.8      Headings. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 10.9      No Third-Party Beneficiaries. Except for the provisions related to exculpation and indemnification of Covered Persons in Section 6.7, nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under this Agreement or otherwise create any third party beneficiary hereto.

Section 10.10    Notices. All notices, demands or other communication under or in connection with this Agreement to or upon the respective parties hereto shall be made in written form and shall be deemed to have been duly given or made upon receipt by delivery in person, by an internationally recognized overnight courier service, by e-mail (provided that either receipt of such e-mail is acknowledged by the respective recipient or a confirmatory hardcopy is sent without undue delay by an internationally recognized courier service) or registered or certified mail (postage prepaid, return receipt requested) to the respective party at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.10):

(a)	If to the Company, to:

WLTR Holdings, LLC
1835 Broadway Street
Charlottesville, Virginia 22902
Attn:      Chief Transformation Officer

With a copy (which shall not constitute notice) to:

TELUS International (Cda) Inc.
510 West Georgia Street, Floor 7
Vancouver, British Columbia
V6B 0M3
Canada
Attn:      Michel Belec, SVP, CLO & Corporate Secretary
Email:     Michel.belec@telus.com

(b)	If to the Principal Member, to:

TELUS International Holding (U.S.A.) Corp.
2251 South Decatur Boulevard
Las Vegas, Nevada 89102
Attn:      Chief Transformation Officer

With a copy (which shall not constitute notice) to:

TELUS International (Cda) Inc.
510 West Georgia Street, Floor 7
Vancouver, British Columbia
V6B 0M3
Canada
Attn:      Michel Belec, SVP, CLO & Corporate Secretary
Email:     Michel.belec@telus.com

(c)	If to another Member, to the address set forth with respect to such Member on the Unit Ledger.

Section 10.11    Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement, to the extent permitted by Law shall remain in full force and effect, provided that the essential terms and conditions of this Agreement for all parties remain valid, binding and enforceable.

Section 10.12    Governing Law. This Agreement and any controversy or claim, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement) arising out of or related to the company relationship among the Members and the Company, shall be governed by, and construed and enforced in accordance with, the internal Laws of the State of Delaware, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied.

Section 10.13    Arbitration. Any dispute arising under, or in connection with, this Agreement or its validity or termination, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement), shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

Section 10.14    Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto, including any Joinder, may be executed in one or more counterparts and by different parties in separate counterparts any may delivered by email or other electronic means. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party..

Section 10.15    Parent Guaranty. Simultaneously herewith, the Parent has executed a Guaranty in favor of the Class A Unitholders, a copy of which is attached hereto as Exhibit E.

Section 10.16    2023 Rules.

(a)            By execution of this Agreement, each of the Members hereby approves, subject to approval of the Parent’s Compensation Committee of the Board of Directors pursuant to the terms of the Parent’s 2021 Omnibus Incentive Plan, the 2023 Rules in the form attached hereto as Exhibit F.

(b)           Within thirty (30) days following the expiration of each full calendar quarter following the Effective Date, commencing with the calendar quarter ending March 31, 2023, the Class A Representative Member (on behalf of the Administrator (as defined in under the 2023 Rules)) shall provide to the Board a report (which may take the form of an e-mail) containing (i) the number of issued and outstanding UARs and the names of the holders thereof and (ii) the number of Unallocated UARs, in each case as at the end of such calendar quarter.

(c)            In the event (i) the 2023 Rules are terminated for any reason without the consent of the Class A Representative Member prior to the Payment Date (as defined in the 2023 Rules) relating to the Third Redemption Year or (ii) the Parent’s Compensation Committee of the Board of Directors fails to approve the 2023 Rules prior to February 28, 2023, the Company shall, and the Principal Member shall cause the Company to, adopt an incentive compensation plan on the same terms and conditions (other than such terms strictly relating to the 2021 Omnibus Incentive Plan), in form and substance reasonably acceptable to the Class A Representative Member (it being understood that the Principal Member shall promptly reimburse the Class A Representative Member for all reasonable out-of-pocket costs and expenses (including the fees and expenses of attorneys, accountants and financial or other advisors) incurred by the Class A Representative Member in connection with the negotiation and documentation of any such new incentive compensation plan).

(d)            [*] The Administrator of the 2023 Rules shall reasonably consult with the Principal Member prior to the grant of any UARs under the 2023 Rules.

Section 10.17    Reinvestment.

(a)            Reinvestment Right. Subject to the terms and conditions set forth in this Section 10.17, the Class A Representative Member shall have the right (but not the obligation) (a “Reinvestment Right”) to cause the Principal Member to sell to each Eligible Reinvestment Participant that number of Class B Units set forth in the Reinvestment Notice (each such Class B Unit, a “Reinvestment Unit”) at a price per Reinvestment Unit equal to the Closing Per Unit Value. The Class A Representative Member may exercise Reinvestment Rights by delivering written notice (the “Reinvestment Notice”) any time between the Effective Date and January 31, 2023 (the “Reinvestment Period”) to the Principal Member that sets forth (i) the name of each Eligible Reinvestment Participant, (ii) the number of Class B Units to be acquired by such Eligible Reinvestment Participant and (iii) the purchase price to be paid by such Eligible Reinvestment Participant to the Principal Member. The Class A Representative Member shall only deliver one Reinvestment Notice, but, from and after the Effective Date until the earlier of the delivery of the Reinvestment Notice or January 31, 2023, the Class A Representative Member shall keep the Principal Member reasonably updated about the interest of potential Eligible Reinvestment Participants to purchase Reinvestment Units and Eligible Reinvestment Participants that have committed to purchase Reinvestment Units. Upon the proper delivery of the Reinvestment Notice, subject to the terms of this Section 10.17 and the terms of the Reinvestment Agreement to be entered with the Eligible Reinvestment Participants, the Principal Member shall be obligated to sell to each Eligible Reinvestment Participant the Reinvestment Units set forth across such Eligible Reinvestment Participant’s name on the Reinvestment Notice, free and clear of any Liens.

(b)            Reinvestment Conditions. Notwithstanding the foregoing, (i) the aggregate purchase price to be paid for all Reinvestment Units shall not exceed $[*] ([*] dollars), (ii) each Eligible Reinvestment Participant shall be an “accredited investor,” as that term is defined in Regulation D under the Securities Act, (iii) the consummation of the Reinvestment Closing shall not result in the Company having more than 125 partners (as determined in accordance with Section 8.1(b)(ii)(B)) and (iv) immediately upon consummation of the Reinvestment Closing, such Reinvestment Units shall automatically convert with no further action needed into an equal number of Class A Units.

(c)            Closing. The closing of the purchase and sale of all Reinvestment Units (the “Reinvestment Closing”) shall occur on a date established by the Class A Representative Member (subject to the reasonable approval of the Principal Member) within fifteen (15) Business Days following delivery of the Reinvestment Notice. At the Reinvestment Closing:

(i)            Each of the Company and the Principal Member, on the one hand, and each Eligible Reinvestment Participant, on the other hand, shall execute (A) a Reinvestment Agreement, in substantially the form attached hereto as Exhibit G (the “Reinvestment Agreement”), and (B) each applicable agreement, questionnaire and document attached as an annex or exhibit to the Reinvestment Agreement;

(ii)           Each of the Company and WLTR Management Holdings, on the one hand, and each Eligible Reinvestment Participant, on the other hand, shall execute (A) a Contribution and Exchange Agreement, in substantially the form attached hereto as Exhibit H (the “Contribution and Exchange Agreement”) and (B) each applicable agreement and document attached as an annex or exhibit to the Contribution and Exchange Agreement; and

(iii)          The Principal Member shall promptly thereafter update the Unit Ledger to reflect such sales (subject to the reasonable approval of the Class A Representative Member).

(d)            Payment. Each Eligible Participant shall pay the purchase price for such Eligible Participant’s Reinvestment Units following the Reinvestment Closing in accordance with the terms set forth in the Reinvestment Agreement.

Section 10.18    Specific Performance. Each of the Members and the Company agree that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms, that the Members and the Company would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at law, a non-breaching party shall be entitled to injunctive relief without the posting of any bond to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Each Member and the Company further waive any defense that a remedy at law would be adequate in any action or proceeding for specific performance or injunctive relief hereunder.

Section 10.19    Credit Agreement.

(a)            The Class A Unitholders, including the Class A Representative Member, acknowledge that Parent and the Principal Member have entered into that certain Third Amended and Restated Credit Agreement, dated December 20, 2022, by and among the Bank of Nova Scotia, as administrative agent (the “Agent”), and the other parties thereto (as amended and as may be amended from time to time and any successor credit agreement, the “Credit Agreement”), in order to pay a portion of the purchase price pursuant to the Acquisition Agreement. In connection with the Credit Agreement, the Class A Unitholders acknowledge that (i) the Parent and the Principal Member have collaterally assigned to, and granted a lien in favor of the Agent, for the benefit of the lender parties under the Credit Agreement, in and to the Class B Units held by any TI Member (excluding Class B Units acquired by a Closing Reinvestment Participant pursuant to Section 8.1(d), which, following such acquisition, immediately converted into Class A Units) and (ii) the Company and certain of its Subsidiaries (A) are guarantors with respect to the Credit Agreement and (ii) have collaterally assigned to, and granted a lien in favor of the Agent, for the benefit of the lender parties under the Credit Agreement, in and to the Company’s assets, including the Equity Interests held by the Company in its subsidiaries (collectively, the “Collateral”), to secure their obligations as guarantors. The Class A Unitholders acknowledge that in case of a Default Event that results in a decision of the lenders under the Credit Agreement or related documents to exercise enforcement rights under the Credit Agreement, the Class B Units held by the TI Members and the assets of the Company and its Subsidiaries may be subject to foreclosure, sale or transfer to third parties.

(b)            The Company and each TI Member (on behalf of themselves and each of their Affiliates) acknowledge and agree that, following the occurrence of any Default Event that either (A) results in a decision of the lenders to exercise enforcement rights under the Credit Agreement or related documents or (B) prevents, restricts, delays or impairs the ability of the Company or any TI Member to comply with its obligations under Section 3.5, the Class A Representative Member may elect in its sole discretion to deliver written notice to the Company and the TI Members (a “Covenant Termination Notice”) and upon delivery of such Covenant Termination Notice, all restrictive covenants to which each of the Equity Rollover Participants (and their direct and indirect equityholders) are subject (whether for the benefit of the Company Group, the TI Members, any of their respective Affiliates, or otherwise) will terminate (including (i) any restrictive covenants entered into in connection with the Acquisition, this Agreement and the transactions contemplated thereby and hereby and (ii) any restrictive covenants set forth in such Person’s applicable employment documentation). In the event that any member of the Parent Group receives notice, or otherwise becomes aware, that a Default Event has occurred, the Principal Member shall promptly thereafter deliver written notice to the Class A Representative Member, which notice shall describe in reasonable detail (x) the relevant Default Event and (y) the actions the Parent Group intends to take to remedy such Default Event.

(c)            In connection with any enforcement action (whether by the Lenders (as defined in the Credit Agreement) or by or on behalf of any TI Member or their respective successors) relating to or arising out of the Collateral or otherwise pursuant to the Credit Agreement, the Class A Representative Member shall be promptly reimbursed for all reasonable out-of-pocket costs and expenses (including the fees and expenses of attorneys, accountants and financial or other advisors) incurred by the Class A Representative Member in connection therewith, including in connection with enforcing its rights hereunder or otherwise negotiating and documenting any agreements entered into or consents granted in accordance therewith. The Principal Member, the Company (and their respective successors hereunder) shall be jointly and severally liable for any such reimbursement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PRINCIPAL MEMBER:

TELUS INTERNATIONAL HOLDING (U.S.A.) CORP.

By:	/s/ Michael Ringman
Name: Michael Ringman
Title: Chief Information Officer

By:	/s/ Nicole J. Gutierrez
Name: Nicole Gutierrez
Title: Corporate Secretary

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

WT MEMBER:

WT BLOCKER CORP.

By:	/s/ Michael Ringman
Name: Michael Ringman
Title: Vice President

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

THE COMPANY:

WLTR HOLDINGS, LLC

By:	/s/ Tobias Dengel
Name: Tobias Dengel
Title: President

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

CLASS A REPRESENTATIVE MEMBER:

New WT Parent, Inc.

By:	/s/ Tobias Dengel
Name: Tobias Dengel
Title: President

 [Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

WLTR MANAGEMENT HOLDINGS:

WLTR Management Holdings LLC

By:	/s/ Tobias Dengel
Name: Tobias Dengel
Title: President

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

/s/ Abby Cook
Name: Abby Cook

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

Cook WT Holdings LLC

By:	/s/ Abby Cook
Name: Abby Cook
Title: President

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

/s/ Blake Sirach
Name: Blake Sirach

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

Severin Holdings LLC

By:	/s/ Blake Sirach
Name: Blake Sirach
Title: Manager

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

/s/ Christy Phillips
Name: Christy Phillips

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

StealingThunderWT, LLC

By:	/s/ Christy Phillips
Name: Christy Phillips
Title: Manager

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

/s/ Jamie Timm
Name: Jamie Timm

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

EJTIMM Holdings, LLC

By:	/s/ Jamie Timm
Name: Jamie Timm
Title: Manager

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

/s/ Mike Moore
Name: Mike Moore

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

Portobello Road LLC

By:	/s/ Michael Moore
Name: Michael Moore
Title: Manager

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

NEW WT PARENT, INC.

By:	/s/ Tobias Dengel
Name: Tobias Dengel
Title: Chief Executive Officer

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

TOBIAS A. DENGEL TRUST U/D/T DATED SEPTEMBER 27, 2007

By:	/s/ Tobias Dengel
Name: Tobias Dengel
Title: Trustee

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

TD Hanover, LLC

By:	/s/ Tobias Dengel
Name: Tobias Dengel
Title: Manager

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

/s/ Will Mayo
Name: Will Mayo

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

Mayo WT Holdings LLC

By:	/s/ William Mayo
Name: William Mayo
Title: Manager

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

WOLF & SHIELD, LLC

By:	/s/ Michael Colombo
Name: Michael Colombo
Title: Chief Executive Officer

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

ROLLOVER PARTICIPANTS:

/s/ Michael Colombo
Michael Colombo

[Signature Page to the Second Amended and Restated LLC Agreement of WLTR Holdings, LLC]

EXHIBIT A

FORM OF JOINDER

[DATE]

Reference is hereby made to the Second Amended and Restated Limited Liability Company Agreement (as amended from time to time, the “LLC Agreement”) of WLTR Holdings, LLC, a Delaware limited liability company (the “Company”). Pursuant to and in accordance with Section 8.3(a) of the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a holder of [CLASS OF UNITS].

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set above.

[NEW MEMBER]

By
Name:
Title:

EXHIBIT B

ACCREDITED INVESTOR QUESTIONNAIRE

[attached]

ACCREDITED INVESTOR QUESTIONNAIRE AND CERTIFICATION

The undersigned is a member of, and holder of Class A Units in, WLTR Holdings, LLC, a Delaware limited liability company (the “Company”). In connection with the exercise of redemption rights under the Company’s limited liability company agreement, subordinate voting shares (“TI Shares”) of TELUS International (Cda) Inc. (“TIXT”) may be issued to the undersigned.

In connection with the foregoing, the undersigned investor is being asked to complete the attached questionnaire and certification to confirm it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) for purposes of determining whether the undersigned is eligible to receive TI Shares.

All denominations are in U.S. dollars.

PART 1:     QUESTIONS

Investment Representations

A.	If the undersigned investor is a natural person (i.e., an individual), please place an “X” next to each of the following items which accurately describe the undersigned investor:

(1)	a natural person whose individual net worth[1] (or joint net worth with such person’s spouse) exceeds $1,000,000;

(2)	a natural person who had an individual income[2] in excess of $200,000 in each of the two most recent years and who reasonably expects to have an individual income in excess of $200,000 in the current year or who had joint income[3] in excess of $300,000 in each of the two most recent years and who reasonably expects to have joint income in excess of $300,000 in the current year; or

[1]	For purposes of this item, “net worth” means the excess of total assets at fair market value, excluding (a) the value of the individual’s primary residence, and (b) any debt secured by the individual’s primary residence but not in excess of such primary residence’s fair market value, over total liabilities.

[2]	For purposes of this item, “individual income” means adjusted gross income as reported for Federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under Section 103 of the Internal Revenue Code of 1986 (the “Code”), (ii) the amount of losses claimed as a member in a partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

[3]	For purposes of this item, “joint income” means adjusted gross income as reported for Federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under the Code, (ii) the amount of losses claimed as a member in a membership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

1

(3)	any director, executive officer, or general partner of TIXT.

(4)	a natural person who holds in good standing one or more of the following professional certifications, designations and other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status, please place an “X” next to each credential held by the undersigned investor:

(A)	licensed General Securities Representative (Series 7);

(B)	licensed Investment Adviser Representative (Series 65); and/or

(C)	licensed Private Securities Offerings Representative (Series 82).

B.	If the undersigned investor is not a natural person (i.e., is instead a corporation, partnership, a limited liability company, trust or other entity), please place an “X” next to each of the following items which accurately describe the undersigned investor:

(1)	a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(2)	a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

(3)	an insurance company as defined in Section 2(a)(13) of the Securities Act;

(4)	an investment company registered under the Investment Company Act of 1940, as amended;

(5)	a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended;

(6)	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

(7)	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

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(8)	an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if either:

(A)	the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser;

(B)	the employee benefit plan has total assets in excess of $5,000,000; or

(C)	such a plan is a self-directed plan with investment decisions made solely by persons that are “accredited investors;”

(9)	a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

(10)	one of the following entities which was not formed for the specific purpose of making an investment in the offered securities and which has total assets in excess of $5,000,000:

(A)	an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(B)	a corporation or partnership; or

(C)	a Massachusetts or similar business trust, partnership or limited liability company;

(11)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring an interest in the offered securities, whose purchase of the membership interests offered is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D;

(12)	an entity in which all of the equity owners are “accredited investors;”

(13)	any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940:

(A)	With assets under management in excess of $5,000,000,

(B)	That is not formed for the specific purpose of acquiring the securities offered, and

(C)	Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

(14)	Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements in paragraph (B)(13) of this section and whose prospective investment in TIXT is directed by such family office.

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C.	Indicate by placing an “X” next to the form of entity of the undersigned:

Individual	Limited Partnership

Corporation	General Partnership

Revocable Trust

Other Type of Trust (indicate type):

Other (indicate form of organization):

D.	If the undersigned is not an individual, indicate below whether the following is true: the undersigned (1) was not organized or reorganized for the specific purpose of acquiring the securities of the issuer and (2) has made investments prior to the date hereof, and each beneficial owner of the undersigned has and will share in the investment in proportion to his or her ownership interest in the undersigned.

__________     True

__________     False

E.	Indicate below whether the following is true: this investment is solely for the account of the undersigned and not for the account of another party.[4]

__________     True

__________     False

PART 2:      REPRESENTATIONS AND WARRANTIES

The undersigned hereby represents and warrants to the Company and TIXT as follows:

(1)	The undersigned is an “accredited investor” as that term is defined in Regulation D under the Securities Act. The TI Shares to be acquired by the undersigned pursuant to that limited liability company agreement of the Company are being acquired for the undersigned’s own account for investment purposes and not with a view to, or intention of, any distribution thereof or with any present intention of offering or selling any of such securities in a transaction that would violate the Securities Act or the securities laws of any state of the United States of America or any other applicable jurisdiction.

[4]	Notwithstanding a “True” response, if the undersigned is not an individual, the undersigned may transfer some or all of the investment to those of its equity owners who are accredited investors.

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(2)	The undersigned is able to bear the economic risk and lack of liquidity of an investment in the TI Shares for an indefinite period of time and to bear the total loss of the investment therein. The undersigned is aware that TI Shares have not been registered under the Securities Act or any applicable state securities laws or the securities laws of any other jurisdiction and, therefore, cannot be sold or otherwise transferred unless subsequently registered under the Securities Act and such applicable state securities laws or if an exemption from such registration is available. The undersigned further specifically acknowledges that such securities may not be sold or otherwise transferred for six months from acquisition thereof unless registered under the Securities Act and applicable state securities laws and that a restricted securities legend will be added to such securities evidencing the foregoing restrictions.

(3)	The undersigned has the knowledge and experience in financial and business matters such that the undersigned is capable of evaluating the merits and risks of the investment in TI Shares and has obtained, to the extent the undersigned deems it necessary, the undersigned’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, TI Shares and the suitability of an investment in TI Shares, in light of the undersigned’s financial condition and investment needs.

(4)	The undersigned has had an opportunity to ask questions and receive answers from the Company and TIXT concerning the terms and conditions of the investment and has had access to such other information concerning the Company and TIXT as she, he, or it has requested for purposes of making the undersigned’s investment decision.

(5)	The information contained herein is complete and accurate and may be relied upon by the Company and TIXT and their affiliates and representatives.

PART 3:      ACKNOWLEDGMENTS AND COVENANTS

(1)	The undersigned agrees to provide such documentation confirming undersigned’s answers in Part 1 hereof as reasonably requested by the Company and its counsel.

(2)	The information provided by the undersigned in this questionnaire and certification and any documents accompanying it is confidential and will not be reviewed by anyone other than the Company, TIXT and their advisers and counsel; provided, however, that this Questionnaire and Certification may be shown to agents or officials of the SEC, New York Stock Exchange, Toronto Stock Exchange, or any state securities regulatory agency, any securities regulatory authority in Canada or other law enforcement officials upon their request. In addition, the undersigned agrees that this information may also be produced in courts of law or other regulatory tribunal if considered evidentiary or otherwise required.

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(3)	The undersigned acknowledges and agrees that the information provided by the undersigned in this questionnaire and certification and any documents accompanying it will be relied upon by the Company and TIXT in determining, among other things, whether there are reasonable grounds to believe that the undersigned qualifies as an “Accredited Investor” as that term is defined in Rule 501(a) of Regulation D or is otherwise qualified to invest.

(4)	The undersigned hereby certifies that the information contained herein, including the undersigned answers in Part 1 hereof and the documents that the undersigned has submitted to the Company and TIXT to verify such information are true, accurate and complete to the best of the undersigned’s knowledge. The undersigned further agrees to promptly notify the Company of any changes in the information contained herein.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, the undersigned investor has executed this certification, effective as of the ______ day of _______________.

Investor’s Name:

By:

(signature of authorized representative)

Investor’s Mailing Address:

Attention:

Phone No.:

Email Address:

Its.:

(name and title of authorized representative)

[Signature Page to Accredited Investor Questionnaire]

EXHIBIT C

CLASS A REPRESENTATIVE MEMBER APPROVAL RIGHTS

I.            During the Approval Period, the Company and the TI Members agree that none of the decisions or actions set forth below shall be taken, adopted or permitted to be taken or adopted, by or with respect to any Group Company, without the written consent of the Class A Representative Member (acting on behalf of all holders of Class A Units):

[*]

II.            Until December 31, 2027, the Company and the Members agree that none of the decisions or actions set forth below shall be taken, adopted or permitted to be taken or adopted, by or with respect to the Company or any of its Subsidiaries, without the written consent of the Class A Representative Member (acting on behalf of all holders of Class A Units):

[*]

EXHIBIT D

CERTAIN OPERATING COVENANTS

The Company, the Principal Member and the Class A Representative Member agree that:

1.	the Principal Member shall maintain accounting for the members of the WillowTree Revenue Group separate from the Other Parent Group Entities;

[*]

EXHIBIT E

PARENT GUARANTY

[attached]

PARENT GUARANTEE

This PARENT GUARANTEE, dated as of January 3, 2023 (this “Guarantee”), is made and entered into by TELUS International (Cda) Inc., a British Columbia company (the “Guarantor”), in favor of New WT Parent, Inc., a Delaware corporation (the “Class A Representative Member”), for itself and on behalf of the Class A Unitholders (as defined herein). Capitalized terms used but not defined in this Guarantee shall have the meanings ascribed to such terms in the WLTR Holdings LLCA (as defined below).

Reference is made to the Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC, of even date herewith (as may be amended, restated, amended and restated or otherwise modified from time to time, the “WLTR Holdings LLCA”), by and among WLTR Holdings, LLC (the “Company”), TELUS International Holding (U.S.A.) Corp. (the “Principal Member”), WT Blocker Corp. (the “WT Member”), and the other members set forth on Schedule I thereto as “Equity Rollover Participants” (together with all current and future holders of Class A Units, including the Option Rollover Participants, the “Class A Unitholders”).

WHEREAS, the Class A Unitholders have entered into Rollover Agreements with the Company and the Principal Member whereby certain interests in the Company held by such Class A Unitholders, in connection with the consummation of the Acquisition Agreement and transactions contemplated therein, were converted into Class A Units of the Company pursuant to, and upon the terms and subject to the conditions specified in, the Rollover Agreement and, in connection with such transactions, become party to the WLTR Holdings LLCA; and

WHEREAS, the Guarantor will derive substantial benefit from the Class A Unitholders entering into the Rollover Agreements and becoming party to the WLTR Holdings LLCA, and, as a material inducement to the Class A Unitholders to enter into the Rollover Agreements and become party to the WLTR Holdings LLCA, the Guarantor has agreed to enter into this Guarantee.

NOW, THEREFORE, in consideration of the premises and in consideration of the Class A Representative Member and the other Class A Unitholders entering into the Rollover Agreements and the WLTR Holdings LLCA and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), and intending to be legally bound hereby, the Guarantor hereby agrees as follows:

(1)            The Guarantor hereby absolutely, fully, unconditionally and irrevocably guarantees, (a) to each Class A Unitholder the punctual payment of each Redemption Exchange Value owed to such Class A Unitholder if, as and when such Redemption Exchange Value becomes payable under the terms of the WLTR Holdings LLCA to such Class A Unitholder and (b) to the Class A Representative Member (acting on behalf of itself and the other Class A Unitholders), the performance by the Company and the Principal Member of any of their respective other obligations set forth in the WLTR Holdings LLCA if, as and when such performance becomes due under the terms of the WLTR Holdings LLCA and any damages owed in the event of any breach by the Company or the Principal Member of the WLTR Holdings LLCA or the Guarantor of this Guarantee (all of the foregoing, collectively, the “Guaranteed Obligations”).

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(2)             If the Company or the Principal Member does not pay or perform when due any Guaranteed Obligation, the Guarantor shall immediately, on demand by the Class A Representative Member (or, in the case of a Guaranteed Obligation described in clause (a) of the definition of the Guaranteed Obligations, on demand of the relevant Class A Unitholder), perform, or cause to be performed, or pay, or cause to be paid, to the relevant Class A Unitholder(s) such unpaid or unperformed Guaranteed Obligations in the manner prescribed in the WLTR Holdings LLCA as if the Guarantor was the Company or the Principal Member, as applicable.

(3)            This Guarantee is an absolute, unconditional and continuing guarantee of the full and punctual performance by the Company and the Principal Member of their respective Guaranteed Obligations, notwithstanding any amendment, modification or supplementation of the WLTR Holdings LLCA or any other circumstances that might constitute a defense available to the Guarantor (other than defenses to the payment or performance of the Guaranteed Obligations that are available to the Company or the Principal Member, as applicable, under the WLTR Holdings LLCA). No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing. No extension of time for performance of any obligations or other acts hereunder shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

(4)            The Guarantor hereby represents, warrants and covenants to the Class A Representative Member and the other Class A Unitholders as follows: (i) the Guarantor is a company validly organized and existing under the Laws of the Province of British Columbia; (ii) the Guarantor has all requisite power, authority and legal capacity to execute and deliver this Guarantee and perform its obligations hereunder; (iii) the execution and delivery of this Guarantee has been duly authorized by all required action by the Guarantor and is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and general equitable principles; (iv) neither the Guarantor’s execution and delivery of this Guarantee nor the performance by the Guarantor of its obligations hereunder will (a) violate or conflict with the organizational documents of the Guarantor, (b) violate any Law applicable to, binding upon or enforceable against the Guarantor, (c) result in any material breach of, or constitute a material default (or an event which would, with the passage of time or the giving of notice or both, constitute a material default) under, or give rise to a right of payment under or the right to terminate any contract to which the Guarantor is a party or is bound, (d) result in the creation or imposition of any lien or encumbrance upon any of the material property or material assets of the Guarantor or (e) require the consent or approval of any Governmental Authority or any other Person; (v) the Guarantor has, and at all times from the date hereof and for so long as its obligations under this Guarantee remain in effect, will have, readily available funds sufficient for the Guarantor to fulfill its obligations hereunder; and (vi) immediately after giving effect to payment of the full amount of obligations that may be payable hereunder, the Guarantor will (a) be able to pay its debts as they become due, (b) own property which has a fair saleable value greater than the amounts required to pay its respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on its business; (viii) no transfer of property is being made and no obligation is being incurred in connection with its obligations hereunder with the intent to hinder, delay or defraud either present or future creditors of the Guarantor; (ix) there are no Legal Proceedings pending or, to the Guarantor’s knowledge, threatened in writing against Guarantor, at law or in equity, before or by any Governmental Authority which would reasonably be expected to affect the legality, validity or enforceability of this Guarantee or the fulfillment of the Guarantor’s obligations hereunder; (x) the Guarantor will on each Redemption Closing Date have available for issuance pursuant to the terms of the WLTR Holdings LLCA, a number of Parent Shares sufficient to issue each Share Settled Portion of any Redemption Exchange Value payable; and (xi) the Parent Shares comprising such Share Settled Portion will have been duly authorized and, when issued and delivered in accordance with the terms of the WLTR Holdings LLCA, will have been validly issued, fully paid, nonassessable and free of preemptive rights. The Guarantor expressly acknowledges and agrees that the Guarantor’s obligations hereunder is not subject to any condition or contingency with respect to any financing or funding by any third party.

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(5)            The Guarantor hereby acknowledges that the Class A Representative Member and the other Class A Unitholders have entered into the WLTR Holdings LLCA in reliance on the Guarantor’s execution and delivery of this Guarantee.

(6)            This Guarantee, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Guarantee, or the negotiation, execution or performance of this Guarantee (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Guarantee or as an inducement to enter into this Guarantee), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction, and without giving effect to any conflict-of-laws or other rule that would result in the application of the laws of a different jurisdiction.

(7)            Any dispute arising under, or in connection with, this Agreement or its validity or termination, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement), shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

(8)            THE GUARANTOR ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF, OR WITH RESPECT TO, THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE THE GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT THE GUARANTOR MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS GUARANTEE. THE GUARANTOR CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE GUARANTOR WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) THE GUARANTOR UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) THE GUARANTOR MAKES THIS WAIVER VOLUNTARILY AND (IV) THE CLASS A REPRESENTATIVE MEMBER AND THE OTHER CLASS A MEMBERS HAVE BEEN INDUCED TO ENTER INTO THE WLTR HOLDINGS LLCA BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION (8). THE CLASS A REPRESENTATIVE MEMBER ON BEHALF OF THE OTHER CLASS A MEMBERS MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS GUARANTEE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE GUARANTOR TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

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(9)            The Guarantor agrees that this Guarantee is intended to be legally binding and specifically enforceable pursuant to its terms, that the Class A Representative Member and the other Class A Members would be irreparably harmed if any of the provisions of this Guarantee are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which the Class A Representative Member and/or the Blocker Seller may be entitled at Law, the Class A Representative Member and other Class A Members shall be entitled to injunctive relief without the posting of any bond to prevent breaches of this Guarantee and to specifically enforce the terms and provisions hereof. The Guarantor further waives any defense that a remedy at Law would be adequate in any action or Legal Proceeding for specific performance or injunctive relief hereunder.

(10)          The rights and obligations of this Guarantee may not be assigned by the Guarantor without the prior written consent of the Class A Representative Member.

(11)          This Guarantee may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Guarantee by electronic mail transmission of a “.pdf” or other similar data file shall be effective as delivery of a manually executed counterpart to this Guarantee.

(12)          In the event any one or more of the provisions contained in this Guarantee or in the WLTR Holdings LLCA should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

(13)          The Guarantor hereby acknowledges and agrees that in the event the Class A Representative Member delivers a Covenant Termination Notice in accordance with Section 10.19 of the WLTR Holdings LLCA, all restrictive covenants to which each of the Equity Rollover Participants (and their direct and indirect equityholders) are subject (whether for the benefit of the Company Group, the TI Members, any of their respective Affiliates, or otherwise) will terminate (including (i) any restrictive covenants entered into in connection with the Acquisition, the WLTR Holdings LLCA and the transactions contemplated thereby and (ii) any restrictive covenants set forth in such Person’s applicable employment documentation) and upon such delivery, the Guarantor shall take such actions as reasonably requested by the Class A Representative Member to acknowledge, memorialize or otherwise effect any such terminations pursuant to this Section (13).

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(14)            This Guarantee and any obligation of the Guarantor under this Guarantee will automatically expire and terminate upon the full, complete and indefeasible payment of all Redemption Exchange Values owed to the Class A Unitholders if, as and when payable under the WLTR Company LLCA. Notwithstanding the foregoing, the Guarantor agrees that its guarantee of the Guaranteed Obligations hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Guaranteed Obligation is voided, rescinded or recovered or must otherwise be returned upon the insolvency, bankruptcy or reorganization of the Principal Member or the Company, or otherwise.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be executed by its officer thereunto duly authorized, as of the date of the Agreement.

TELUS INTERNATIONAL (CDA) INC.

By:	/s/ Michel Belec
Name: Michel Belec
Title: SVP, Chief Legal Officer & Corp Secretary

Acknowledged and agreed:

New WT Parent,Inc., as
Class A Representative Member

By:	/s/ Tobias Dengel
Name:	Tobias Dengel
Title:	President

[Signature Page to Parent Guarantee]

EXHIBIT F

2023 RULES

[attached]

FINAL FORM

RULES OF INCENTIVE UNIT APPRECIATION RIGHT AWARDS

[*]

EXHIBIT G

REINVESTMENT AGREEMENT

[attached]

Final Form

REINVESTMENT AGREEMENT

This REINVESTMENT AGREEMENT (this “Agreement”) is made effective as of the Effective Date (as defined below), by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), and the undersigned Reinvestor (the “Reinvestor”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Acquisition Agreement (as defined below).

WHEREAS, Buyer and its wholly owned subsidiary, Sequoia Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub”), have entered into that certain Stock Purchase Agreement and Agreement and Plan of Merger, dated as of October 26, 2022 (the “Acquisition Agreement”), with the Company and Insignia WT Holdings, LLC, a Delaware limited liability company (the “Blocker Seller”) (for itself and in its capacity as Representative), pursuant to which, prior to the Effective Date, (i) Buyer purchased from Blocker Seller all of the issued and outstanding shares of capital stock of Insignia WT Blocker Corp., a Delaware corporation (such purchase, the “Blocker Purchase”), and (ii) Merger Sub merged immediately following the Blocker Purchase with and into the Company (the “Merger”), with the Company continuing as the surviving entity and a wholly owned, direct subsidiary of Buyer (the “Surviving Company”);

WHEREAS, Buyer is a subsidiary of TELUS International (Cda) Inc., a British Columbia company (together with its subsidiaries, including, after the Closing, the Surviving Company and its subsidiaries, the “TI Group”);

WHEREAS, following the consummation of the Merger, the members of the Company have adopted the Second Amended and Restated Limited Liability Company Agreement attached as Annex 2 (as it may be amended from time to time, the “A&R LLC Agreement”) as the limited liability company agreement of the Company;

WHEREAS, certain holders of equity interests in the Company participated in a rollover in which a portion of their equity interests in the Company were converted into certain equity interests in the Surviving Company (the “Equity Rollover”), and following the consummation of the Merger and as a result of the other transactions contemplated under the Acquisition Agreement, including the Equity Rollover, the participants in the Equity Rollover (or their assignees) hold certain “Class A Units” (as defined in the A&R LLC Agreement) in the Surviving Company and Buyer holds certain “Class B Units” (as defined in the A&R LLC Agreement) in the Surviving Company;

WHEREAS, the Reinvestor is an Eligible Reinvestment Participant (as defined in the A&R LLC Agreement);

WHEREAS, the Company and Buyer desire to give the Reinvestor the opportunity to purchase equity interests in the Surviving Company on substantially similar terms to those offered to the participants in the Equity Rollover;

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WHEREAS, (i) the Reinvestor has executed and delivered to Buyer the accredited investor questionnaire attached as Annex 6 (the “Questionnaire”) and an IRS Form W-9 or IRS Form W-8, as applicable and (ii) Buyer has delivered to New WT Parent, Inc., on behalf of the Reinvestor, an IRS Form W-9;

WHEREAS, following the consummation of the Merger and as a result of the transactions contemplated hereunder and in accordance with the A&R LLC Agreement, the Reinvestor intends to purchase from Buyer, and Buyer intends to sell to the Reinvestor, certain of Buyer’s equity interests in the Surviving Company, subject to the terms and conditions as further described herein (the “Reinvestment”); and

WHEREAS, concurrently with the execution of this Agreement, the Reinvestor has entered into that certain Contribution and Exchange Agreement, effective as of the Effective Date (the “Contribution Agreement”), with WLTR Management Holdings LLC, a Delaware limited liability company (together with any successor thereto, the “Participation Vehicle”), and the Company, pursuant to which the Reinvestor has contributed the Purchased Units (as defined below) to the Participation Vehicle with effect as of immediately following the acquisition of the Purchased Units by the Reinvestor pursuant to this Agreement (such contribution, the “Contribution”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Article 1
REINVESTMENT

Section 1.1      Reinvestment in the Purchased Units; Payment.

(a)            Purchased Units. Upon the Reinvestment Closing (as defined in the A&R LLC Agreement), Buyer hereby sells to the Reinvestor, and the Reinvestor hereby purchases from Buyer, a number of “Class B Units” in the Surviving Company (the “Purchased Units”) that is equal to the quotient of (i) the Reinvestment Amount divided by (ii) $11.10, which represents the Closing Per Unit Value (as defined in the A&R LLC Agreement); provided that the number of the Purchased Units shall be rounded down to the nearest full “Class B Unit”. For the avoidance of doubt, the Reinvestor shall be deemed a “Reinvestment Participant” (as defined in the A&R LLC Agreement) and such Purchased Units shall be immediately subject to the conversion mechanics described in Section 1.1(d) below. For purposes hereof, the “Effective Date” means the date of the Reinvestment Closing.

(b)            Purchase Price. The purchase price payable by the Reinvestor to Buyer for the Purchased Units shall be the total dollar amount designated as the “Reinvestment Amount” on Annex 1 (the “Reinvestment Amount”). The Reinvestment Amount shall be payable within fifteen (15) days following the Reinvestment Closing (the “Payment Deadline”) by wire transfer of immediately available funds to the bank account set forth in Annex 7 or such other payment method as may be designated in writing (email being sufficient) by Buyer.

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(c)            Failure To Pay. If, following to the Payment Deadline, the Reinvestor has not paid the Reinvestment Amount in full, then Buyer shall be entitled to terminate this Agreement (which termination shall include the termination of the agreement set forth in Annex 5) upon written notice to the Reinvestor. Upon any such termination pursuant to this Section 1.1(c), Buyer shall, no later than fifteen (15) days following such termination, pay (or cause to be paid) to the Participant any portion of the Reinvestment Amount previously paid by the Reinvestor. The Reinvestor shall execute such documents as reasonably requested by Buyer to acknowledge and memorialize any such termination pursuant to this Section 1.1(c).

(d)            Acknowledgments. The Reinvestor acknowledges that in accordance with the A&R LLC Agreement, (i) immediately upon the acquisition of the Purchased Units, the Purchased Units will automatically convert from “Class B Units” into “Class A Units” in the Surviving Company, which will be non-voting equity interests in the Surviving Company and will be subject to the transfer restrictions set forth in the A&R LLC Agreement (as amended from time to time in accordance with the terms thereof), and (ii) the Reinvestor’s rights and obligations with respect to the Reinvestor’s “Class A Units” will be exclusively set forth in the A&R LLC Agreement.

(e)            Assignment. Subject to the condition precedent of the full receipt of the Reinvestment Amount (including, if applicable, the Uncovered Reinvestment Portion) by Buyer, with effect as of the Reinvestment Closing, Buyer hereby transfers and assigns the Purchased Units to the Reinvestor and the Reinvestor hereby accepts such transfer and assignment. The Reinvestor acknowledges and agrees that the foregoing assignment will be null and void if the Reinvestment Amount for the Purchased Shares is not paid in full and, as a result of such failure, Buyer terminates this Agreement.

Section 1.2      Closing Deliverables. Prior to the Reinvestment Closing, (i) the Reinvestor shall inform Buyer if any information provided in the Questionnaire, or in the IRS Form W-9 or IRS Form W-8, as applicable, has changed and (ii) Buyer shall inform New WT Parent, Inc. (on behalf of the Reinvestor) if any information provided in the IRS Form W-9 has changed.

Section 1.3      Participation through Participation Vehicle.

(a)            The Reinvestor acknowledges and agrees that, upon the effectiveness of the Contribution:

(i)            the Reinvestor will not be a direct member of the Company and shall hold the Purchased Units indirectly through the Participation Vehicle;

(ii)            the Participation Vehicle will be a “Class A Unitholder” of the Company and the Participation Vehicle will also be bound by the obligations and agreements applicable to a “Class A Unitholder” as such under the A&R LLC Agreement;

(iii)            the Reinvestor adopts, and shall comply with the Reinvestor’s obligations and agreements under, the A&R LLC Agreement as if the Reinvestor were a “Class A Unitholder” thereunder (including Section 3.5(k) of the A&R LLC Agreement);

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(iv)            the Contribution will not limit or impair the Reinvestor’s duties or obligations under the A&R LLC Agreement, and the Reinvestor understands and agrees that the Reinvestor’s duties and obligations under the A&R LLC Agreement will be determined as if the Contribution had not been made to the Participation Vehicle;

(v)            the Reinvestor’s rights with respect to the Purchased Units will, for so long as the Participation Vehicle holds the Purchased Units, solely be against the Participation Vehicle under the Contribution Agreement and the limited liability company agreement of the Participation Vehicle (or any other agreement that may from time to time be entered between or among the Reinvestor and the Participation Vehicle, its other members or its manager);

(vi)            in case of a redemption of the Purchased Units under the A&R LLC Agreement or any distribution with respect to the Purchased Units, the Company’s obligation to pay and/or issue the applicable redemption consideration or distribution will be solely with respect to the Participation Vehicle and will be satisfied and discharged once made to the Participation Vehicle; and

(vii)         (A) neither the Company, Buyer, Blocker Seller nor any of their Affiliates will be involved in the management, administration or oversight of the Participation Vehicle or have any responsibility or liability for any failure of the Participation Vehicle, its manager, any other member of the Participation Vehicle or any other person to comply with the terms of the Contribution Agreement or the limited liability company agreement of the Participation Vehicle (or any other agreement that may from time to time be entered between the Reinvestor and the Participation Vehicle or its manager) and (B) the Reinvestor agrees not to assert any claim or responsibility against the Company, Buyer or any of their Affiliates in connection with any of the matters set forth in the foregoing clause (A) or any other governance or administration matter related to the Participation Vehicle (including any payment or distribution of funds received by, or securities issued to, the Participation Vehicle from the Company in accordance with the A&R LLC Agreement).

Article 2
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Reinvestor that as of the Effective Date:

Section 2.1      Organization. Buyer is a corporation, duly formed, validly existing, and in good standing under the laws of the State of Delaware. Buyer has the necessary power and authority to carry on its business as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement.

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Section 2.2      Authorization; No Breach. The execution, delivery and performance of this Agreement and the A&R LLC Agreement have been duly authorized by Buyer. This Agreement and the A&R LLC Agreement have been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and similar laws now or hereafter affecting creditors’ rights and remedies generally and general principles of equity. The execution and delivery by Buyer of this Agreement and the A&R LLC Agreement and the consummation of the transactions contemplated hereby and thereby (including the offering, sale, and issuance of the Reinvestor Converted Units hereunder), do not (a) conflict with or result in a breach of the terms, conditions, or provisions of, (b) constitute (or with notice or lapse of time or both constitute) a default under, (c) result in the creation of any lien, security interest, charge, or encumbrance upon Buyer’s assets pursuant to, (d) result in modification of the effect of, (e) give any third party the right to accelerate any obligation under, (f) result in a violation of, or (g) require any authorization, consent, approval, exemption, or other action by or notice to any court or administrative or governmental body (other than in connection with certain state and federal securities laws and other than listing approvals) pursuant to, Buyer’s certificate of incorporation or bylaws, or any law, statute, rule, regulation, instrument, order, judgment, or decree to which Buyer is subject or any material agreement or instrument to which Buyer is a party.

Section 2.3      Title. As of immediately prior to the Reinvestment Closing, (a) the Purchased Units shall be held by Buyer, free and clear of all liens and encumbrances, and (b) Buyer shall have good and valid title to the Purchased Units.

Section 2.4      Litigation. There are no lawsuits, claims, proceedings, investigations, injunctions, judgments, orders, or decrees pending or, to Buyer’s knowledge, threatened (a) against or affecting Buyer or (b) that challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or that would materially adversely affect Buyer’s ability to consummate the transactions contemplated hereby.

Section 2.5      No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that the Reinvestor is not making any representations or warranties directly to Buyer whatsoever, express or implied, beyond those expressly given in Article 3 hereof and the A&R LLC Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE REINVESTOR

The Reinvestor hereby represents and warrants to Buyer, with respect to the Reinvestor that as of the Effective Date:

Section 3.1      Power and Authority; Organization. The Reinvestor is an individual and has the legal capacity to enter into and perform the Reinvestor’s obligations under this Agreement.

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Section 3.2      Authorization; No Breach. This Agreement has been duly executed by the Reinvestor and constitutes a legal, valid, and binding obligation of the Reinvestor, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and similar laws now or hereafter affecting creditors’ rights and remedies generally and general principles of equity. The execution, delivery, and performance by the Reinvestor of this Agreement, the consummation of the transactions contemplated hereby, and the reinvestment contemplated hereunder do not and shall not (a) conflict with or result in the breach of any of the terms, conditions, or provisions of, (b) constitute (or with notice or lapse of time or both constitute) default under, (c) result in modification of the effect of, (d) give any third party the right to accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption, or other action by or notice to any court or administrative or governmental body (other than in connection with certain state and federal securities laws) pursuant to, any law (including, but not limited to, applicable securities laws), statute, rule, regulation, instrument, order, judgment, or decree to which the Reinvestor is subject, any material agreement or instrument to which the Reinvestor is a party.

Section 3.3      Litigation. There are no lawsuits, claims, proceedings, investigations, injunctions, judgments, orders or decrees pending or, to such the Reinvestor’s knowledge, threatened which challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or which would materially adversely affect the ability of the Reinvestor to consummate the transactions contemplated hereby.

Section 3.4      Reinvestment Representations.

(a)            The Reinvestor is acquiring the Purchased Units for the Reinvestor’s account and not as nominee for, or on behalf of, or for the beneficial interest of, any other Person or entity, with the present intention of holding such securities for investment purposes, and the Reinvestor has no intention of selling such securities in a public distribution in violation of federal securities laws, any applicable state securities laws, or the securities laws of any other jurisdiction.

(b)            The Reinvestor is an “accredited investor,” as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

(c)            The Reinvestor is able to bear the economic risk and lack of liquidity of an investment in the Purchased Units for an indefinite period of time. The Reinvestor is aware that transfers of the Purchased Units may not be possible because the Purchased Units have not been registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act and such applicable state securities laws or an exemption from such registration is available.

(d)            The Reinvestor has the knowledge and experience in financial and business matters such that the Reinvestor is capable of evaluating the merits and risks of the reinvestment contemplated hereunder, and has obtained, to the extent the Reinvestor deems it necessary, the Reinvestor’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, the Purchased Units, and the suitability of an investment in the Purchased Units in light of the Reinvestor’s financial condition and investment needs.

(e)            The Reinvestor has had an opportunity to ask questions and receive answers from the Company and Buyer concerning the terms and conditions of the reinvestment contemplated hereunder and the sale of the Purchased Units hereunder and has had access to such other information concerning Buyer as she, he, or it has requested for purposes of making the Reinvestor’s investment decision.

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(f)            The Reinvestor has been provided with, and has reviewed, the Reinvestment Program Summary and Disclosure attached as Annex 3, the draft A&R LLC Agreement attached as Annex 2 and the financial statements of WT Intermediate LLC as of and for the years ended December 31, 2021, and 2020. Prior to executing this Agreement, the Reinvestor has had the opportunity to ask questions, and receive answers from, the Company regarding the aforementioned materials, the Company, including its business, financial results and prospects, and the transactions contemplated by this Agreement.

(g)            The Reinvestor is a bona fide resident of or domiciled in the state set forth on Annex 1.

Section 3.5         Spousal Consent. The Reinvestor either (a) is not a married resident of a community property state (currently in the USA Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin) or (b) has delivered to Buyer a validly executed spousal consent in the form attached as Annex 4.

Section 3.6         No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, the Reinvestor acknowledges and agrees that neither Buyer nor any of its Affiliates is making any representations or warranties directly to the Reinvestor whatsoever, express or implied, beyond those expressly given in Article 2 hereof and in the A&R LLC Agreement. The Reinvestor further represents that none of the Affiliates, officers, directors, employees, agents, consultants, attorneys or representatives of Buyer and its Affiliates, nor any other Person has made any representation or warranty directly to the Reinvestor, express or implied, as to the accuracy or completeness of any information regarding the Purchased Units, Buyer, or the transactions contemplated by this Agreement or the Acquisition Agreement not expressly set forth in this Agreement or the Acquisition Agreement.

Article 4
RELEASE

Section 4.1      Release. In each case, effective solely upon the Reinvestment Closing:

(a)            The Reinvestor hereby irrevocably, unconditionally and completely (i) releases, acquits and forever discharges the Company, its affiliates, and the TI Group, and each of its and their past, present and future assigns and representatives, agents, directors, officers, managers, employees, affiliates, stockholders or members, partners and controlling persons of any of the foregoing (collectively, the “Company Releasees”) from any past, present or future commitment, dispute, claim, controversy, demand, right, obligation, liability, action or cause of action, including any unknown, unsuspected or undisclosed claim, including with respect to services provided to the Company and its affiliates prior to the Effective Date, and any rights under the Company’s 2018 Equity Incentive Plan, any Option awards granted thereunder, any rights under any Incentive Unit Appreciation Rights Grant Agreement and any Incentive Unit Rights granted thereunder (each, a “Reinvestor Claim”) and (ii) covenants not to sue any of the Company Releasees with respect to any Reinvestor Claims that are released pursuant hereto or that Reinvestor has had, now has or may have at any future time by reason of any cause, matter or thing whatsoever, directly or indirectly related to any action taken or omitted to be taken by each of the Company Releasees at any time on or prior to the execution of this Agreement. Notwithstanding anything herein to the contrary, released Reinvestor Claims shall not include, and nothing in this Agreement is intended to, nor does it, limit, impair or otherwise modify or affect, any claims or rights that the Reinvestor had, has or may have (A) as an officer, manager or director of the Company or any of its subsidiaries with respect to any claims or rights to indemnification or exculpation under the Company’s or such subsidiaries’ organizational documents, any indemnification agreement as in effect immediately prior to the Closing or any applicable directors’ and officers’ insurance policies in accordance with their terms as in effect from time to time, (B) under this Agreement, the A&R LLC Agreement or any agreement executed in connection therewith, (C) to accrued but unpaid wages, unreimbursed business expenses and accrued benefits, (D) relating to or arising out of fraud, willful misconduct or gross negligence of the Company and/or (E) that cannot be waived by law.

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(b)            For the purpose of implementing a full and complete release and discharge of the Company Releasees, the Reinvestor expressly acknowledges that the foregoing release is intended to include in its effect all Reinvestor Claims which does not know or suspect to exist in Reinvestor’s favor against any of the Company Releasees (including unknown and contingent Reinvestor Claims), and that the foregoing release expressly contemplates the extinguishment of all such Reinvestor Claims (except to the extent expressly set forth herein). [The Reinvestor hereby acknowledges and agrees that the Reinvestor is expressly waiving all rights afforded to the Reinvestor by Section 1542 of the Civil Code of the State of California (“Section 1542”) with respect to the Company. Section 1542 states: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” Notwithstanding the provisions of Section 1542 and for the purpose of implementing a full and complete release, the Reinvestor expressly acknowledges that this Agreement is intended to include all claims, if any (except to the extent expressly set forth herein), which the Reinvestor does not know or suspect to exist in the Reinvestor’s favor and that this Agreement extinguishes those claims.]15 Further, the Reinvestor acknowledges that nothing in this Agreement precludes Reinvestor from filing a charge of discrimination or a like charge or complaint with a state or local fair employment practice agency. However, on and after the Closing, the Reinvestor understands and acknowledges that the Reinvestor may not receive a monetary award or any other form of personal relief from any Company Releasee in connection with any such charge or complaint that the Reinvestor files or that is filed on Reinvestor’s behalf.

(c)            The Reinvestor acknowledges that the Reinvestor may hereafter discover facts in addition to or different from those which the Reinvestor now knows or believes to be true with respect to the subject matter of the Reinvestor Claims, but the Reinvestor intends to and, by operation of this Agreement shall have, fully, finally and forever settled and released any and all Reinvestor Claims without regard to the subsequent discovery of existence of such different or additional facts.

15 Include for California-based employees only.

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(d)            The Reinvestor represents, warrants, covenants and agrees that Reinvestor has not and will not assign or transfer any Reinvestor Claim or possible Reinvestor Claim against any Company Releasee.

(e)            The Reinvestor agrees that the Reinvestor has personally read and understands the provisions of this Section 4.1 and has, prior to the execution hereof, had the opportunity to receive independent legal advice in respect hereof.

Article 5
MISCELLANEOUS

Section 5.1      Termination of this Agreement. The Company, Buyer and the Reinvestor acknowledge and agree that this Agreement may be terminated only by the joint written consent of Buyer and the Reinvestor; provided, however, that Buyer may terminate this Agreement (without the consent of the Reinvestor or the Company) pursuant to the last sentence of Section 1.1(c).

Section 5.2      Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or therein delivered pursuant hereto or thereto, including all the Annexes attached hereto: (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements, memoranda, term sheets and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder.

Section 5.3      Amendments and Waivers. No modification, amendment, or waiver of any provision hereof shall be effective against the Company, Buyer or the Reinvestor unless such modification, amendment, or waiver is approved in writing by each of the Company, Buyer and the Reinvestor. The failure of any party to enforce any provision of this Agreement or under any agreement contemplated hereby shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement and any agreement referred to herein in accordance with their terms.

Section 5.4      Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any party to this Agreement.

Section 5.5      Governing Law. This Agreement and all claims arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the choice of law principles of such state that would require or permit the application of the Laws of another jurisdiction.

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Section 5.6      Arbitration. From and after the Closing, any dispute arising under, or in connection with, this Agreement or its validity or termination shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets. Any dispute that arises prior to the Closing shall be governed by Section 14.10 of the Acquisition Agreement in lieu of this Section 5.6.

Section 5.7      Specific Performance. The rights and remedies of the parties shall be cumulative (and not alternative). The parties agree that, in the event of any breach by any party of any covenant, obligation or other provision set forth in this Agreement for the benefit of another party, such other party shall be entitled without proof of actual damages (and in addition to any other remedy that may be available to it) to seek (a) an order of specific performance or other equitable relief to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction or other equitable relief restraining such breach. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order.

Section 5.8      Further Assurances. Subject to the terms and conditions provided in the Acquisition Agreement, each party agrees (a) to use reasonable best efforts to take promptly all actions, and to do promptly, all things, necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, and (b) not to take any action or fail to take any action that would impede or delay satisfaction of any condition to this Agreement or the Closing under the Acquisition Agreement.

Section 5.9      Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned or delegated by any party without the prior consent of the Buyer and the Reinvestor.

Section 5.10    Severability. If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, (b) delete specific words or phrases, or (c) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

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Section 5.11      Notices. All notices, deliveries and other communications pursuant to this Agreement shall be in writing and shall be deemed given if (a) delivered personally, (b) emailed, (c) faxed or (d) delivered by globally recognized express delivery service, to the parties at the addresses, email addresses or facsimile numbers set forth below or to such other address, email address or facsimile number as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith. Any such notice, delivery or communication shall be deemed to have been delivered and received (w) in the case of personal delivery, on the date of such delivery, (x) in the case of facsimile, on the Business Day after the day that the party giving notice receives electronic confirmation of sending from the sending facsimile machine, (y) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed under the service’s systems, and (z) in the case of email, on the date that receipt is acknowledged by a reply email from the recipient:

(a)            Notices to Buyer:

TELUS International (Cda) Inc.
510 West Georgia Street, Floor 7
Vancouver, British Columbia
V6B 0M3
Canada
Attention:       Michel Belec, SVP, CLO & Corporate Secretary
Email:            michel.belec@telus.com

with a copy (which notice shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attention:      Scott Petepiece, Doreen Lilienfeld and Andreas Piepers
Email:            spetepiece@shearman.com, dlilienfeld@Shearman.com
                       and andreas.piepers@shearman.com

(b)            Notices to the Reinvestor:

The address on Annex 1 with respect to the Reinvestor.

Section 5.12      Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered by facsimile or electronic mail of a document in Adobe Portable Document Format or other electronic file based on common standards, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, including DocuSign, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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Section 5.13      Headings. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and will not affect the construction hereof.

Section 5.14      Separate Representation. The Reinvestor hereby acknowledges that (a) the Reinvestor has not been represented by Shearman & Sterling LLP, Kirkland & Ellis LLP, Davis+Gilbert LLP or any other advisors or counsel engaged by Buyer or the Company in connection with this Agreement or issues related to the Acquisition Agreement or the transactions contemplated thereby and (b) the Reinvestor has had sufficient time and opportunity to review this Agreement and all other documents affecting the Reinvestor’s interests in connection with the Acquisition Agreement and the transactions contemplated thereby.

[Remainder of page intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Reinvestment Agreement, effective as of the Effective Date set forth above.

REINVESTOR:

Name:

[Signature Page to Reinvestment Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Reinvestment Agreement, effective as of the Effective Date set forth above.

BUYER:

TELUS INTERNATIONAL HOLDINGS (U.S.A.) CORP.

By:
Name:
Title:

[Signature Page to Reinvestment Agreement]

THE COMPANY:

WLTR HOLDINGS LLC

By:
Name:
Title:

[Signature Page to Reinvestment Agreement]

ANNEX 1

1.	Name of the Reinvestor:

2.	Address of the Reinvestor:

3.	Reinvestment Amount:
$

ANNEX 2

A&R LLC AGREEMENT

[attached]

ANNEX 3

REINVESTMENT PROGRAM SUMMARY AND DISCLOSURE

[attached]

Project Sequoia

Reinvestment Program Summary

Please note that the below is a summary of the key terms, risks and considerations of the proposed investment in Class A Units of WLTR Holdings, LLC (the “Company” or “WillowTree”) and does not represent all the terms, conditions and risks of the proposed investment that you should understand and consider before making an investment. You should carefully read all materials provided to you, including the Reinvestment Agreement to which this summary is attached, the Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC (the “Company LLCA”, which is attached to the Reinvestment Agreement), the Contribution Agreement, the Limited Liability Company Agreement of WLTR Management Holdings LLC (the “Holdco LLCA”, which is attached to the Contribution Agreement), and the audited financial statements of WT Intermediate LLC as of and for the years ended December 31, 2021 and 2020. You should also ask the Company any questions you may have and consult with your own tax and investment advisors, and any other advisors you deem necessary, before making your investment decision and executing the Reinvestment Agreement.

What investment is being offered to me?

On January 3, 2023, TELUS International (Cda) Inc. (“TELUS International”), via one of its wholly-owned subsidiaries, acquired WillowTree from its existing equityholders (the “Acquisition”), for a combination of cash and subordinate voting shares of TELUS International. Following the closing of the Acquisition, certain employees of the Company are being offered the opportunity to invest into securities that will ultimately become Class A Units of the Company. If you choose to make such an investment, your Class A Units will be contributed to, and held on your behalf by, WLTR Management Holdings LLC (the “Holdco”), an entity managed by New WT Parent, Inc. (the “Class A Representative Member”), which will itself be managed by the Company’s Chief Executive Officer, Tobias Dengel. You will have an equity interest in the Holdco, which will be in the same proportion as the amount your investment represents of the total amount invested by persons such as yourself. Your relationship with the Holdco will be governed by the Holdco LLCA. By making such an investment, you will become a direct equityholder of the Holdco, and an indirect equityholder of the Company, not a shareholder of TELUS International.

How can I monetize my investment?

By making the investment, you will become an indirect holder of Class A Units of the Company. The Class A Units are not publicly traded, and there is no market for them. Neither your equity interests in the Holdco, nor your indirectly held Class A Units are transferable (subject to limited exceptions such as transfer by will or to certain family members or controlled entities, with the Company’s and the Holdco’s approval), which means that you will not be able to sell your investment to someone else. The Class A Units will be redeemed by the Company, in up to three instalments and over three years beginning in 2026, for cash or a combination of cash and subordinate voting shares of TELUS International (if any redemption payments are due). This means that prior to the first redemption, which may at the earliest occur during 2026, you will not be able to sell or otherwise monetize your investment. You will need to wait until the last redemption, which will occur in 2028, for your entire investment to be liquidated. If and when a redemption occurs, the Holdco will receive the redemption payment from the Company and, subject to the terms of the Holdco LLCA, distribute this payment pro rata to the Holdco’s equityholders such as yourself. At any of three redemption dates, the Company may choose to make up to 70% of the redemption payment in subordinated voting shares of TELUS International. This means that these shares will need to be sold before your investment can be monetized. The Holdco may, but is not obligated to, sell the shares it receives as part of any redemption payment before distributing such payment to its equityholders, such as yourself. If the Holdco chooses to distribute any redemption payment in subordinate voting shares it receives, you will need to sell such shares to monetize your investment. See “How will the return on my investment be determined, and what form will it take?” below for more information.

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How will the return on my investment be determined, and what form will it take?

The return on your investment will be determined based on the financial performance of WillowTree.

Generally, the higher WillowTree’s revenues and gross profits are in each of the three periods beginning January 1, 2023, and ending on December 31, 2025, 2026 and 2027, respectively (each such period, a “Redemption Period”), the more you will be entitled to receive when your investment is redeemed after the end of each Redemption Period, and accordingly, the higher the return on your investment. Although WillowTree will be part of TELUS International and TELUS International will publicly report financial results that will reflect the performance of the WillowTree business, the performance of TELUS International as a whole will not be used to calculate the redemption amounts payable at a redemption date. This means if the WillowTree business performs poorly and the rest of TELUS International performs well, your investment will decline in value and that decline in value could be significant or even result in a total loss.

The Company can elect to redeem, or the Holdco can cause the Company to redeem, up to 70% of the Holdco’s Class A Units after the first Redemption Period, up to 85% of the Holdco’s initially issued Class A Units (less what had been previously redeemed) after the second Redemption Period, and all remaining unredeemed Class A Units after the end of the third Redemption Period. After the end of the first Redemption Period, the Holdco may elect to defer the redemption of up to 35% of the Class A Units until the redemption to be consummated after the end of the second Redemption Period, even if the Company elects to redeem such Class A Units. The Company has the same deferral right with respect to redemptions initiated by the Holdco. Per the terms of the Holdco LLCA and the Company LLCA, however, the Holdco is expected to cause the redemption of the Class A Units in the same proportion that other holders of Class A Units are redeemed by the Company for each Redemption Period.

Up to 70% of any redemption payment may be paid by the Company in subordinate voting shares of TELUS International, at the option of the Company, with the remainder being paid in cash. Accordingly, only 30% of the return on your investment (if any) is guaranteed to be in cash, and neither you nor the Holdco will be able to elect how much of the rest of the payment would be made in cash versus subordinate voting shares of TELUS International. If the Company elects to make a portion of a redemption payment in subordinate voting shares of TELUS International, the number of shares to be issued would be determined based on the volume-weighted trading price of one TELUS International subordinate voting share over a 30-trading day period ending shortly before the issuance.

It is important for you to be aware that:

•	It is possible that you would lose the entire value of your investment. In any given Redemption Period, if the gross profit of the Company divided by the revenues of the Company for such Redemption Period is less than [*]%, and the Company elects to redeem a portion of the Class A Units, the value of the redemption payment with respect to the Class A Units that are redeemed will be zero. If this ratio is less than [*]% for each of the Redemption Periods, the entirety of your investment would be redeemed without a redemption payment being made to you and you will have lost the entire value of your investment.

•	It is possible that you could receive zero return on your investment if your employment or independent contractor relationship (“employment”) with the Company or one of its subsidiaries is interrupted or terminated for any reason other than disability, death or legally permitted or otherwise approved leave. If this occurs, the Class A Representative Member will have the right, but not the obligation, to require that, at any time within 180 days after your employment being terminated, you sell your entire investment to one or more other investors such as yourself, at a price equal to the fair market value of your investment, as determined in the good faith judgment of the Class A Representative Member, as long as such price will be at least equal to the amount you paid for your investment, less any distributions of redemption payments that you may have received from the Holdco in respect of your investment to the date of sale. Fifty percent of the purchase price for your investment would be paid to you at the time of sale, and the remaining 50% would be paid one year later. This means that if you quit or are fired before your investment is fully redeemed, the initial amount of your investment could be returned to you over one year following the forced sale of your investment, but with no return. Even if you do receive a return, the amount of such return would be in the sole judgment (to be exercised in good faith) of the Class A Representative Member, which is ultimately managed by the Company’s Chief Executive Officer, Tobias Dengel, and you will not be able to dispute the amount of such return. In these circumstances, your return could be significantly less than the return you would have earned had you remained employed.

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•	For purposes of determining the amount of redemption payments, the Company’s gross profits, revenues and other relevant metrics will be calculated in accordance with the Company LLCA. Gross profits, revenues and other financial metrics of the Company as determined in accordance with the Company LLCA may not be comparable to similar metrics as determined under generally accepted accounting principles or for other purposes. These metrics are subject to certain important adjustments as described in the Company LLCA. You should review the Company LLCA carefully to understand how the financial measures used to calculate the redemption payment, which is the return on your investment.

•	You will not have the ability to dispute the calculations that are relevant to the determination of any redemption payment due to you. The Class A Representative Member will serve as the representative for all Class A Unit holders under the Company LLCA, including the Holdco through which you will hold your investment. In this role, the Class A Representative Member will have certain review and dispute rights with respect to the calculation of the redemption payments to be made by the Company. Neither you nor the Holdco will have these rights and you will not be included or consulted in connection with the calculation of the redemption payments. Accordingly, the redemption payments you receive will be determined based on the calculations of relevant financial measures of WillowTree as determined pursuant to the Company LLCA without your involvement, and you will be bound by such determinations even if you disagree with them.

•	You will have no ability to prevent redemption of your investment if the Company elects to redeem it, or the Holdco elects to have the Company redeem it. Conversely, you will have no ability to require redemption of your investment if the Company chooses to exercise its deferral right. As discussed above, the Holdco may elect, on behalf of its equityholders such as yourself, to defer the redemption of no more than 35% of all Class A Units it holds after the first Redemption Period, and only until after the second Redemption Period. Accordingly, the Company can elect to redeem up to 35% of Class A Units at the first redemption (assuming the Holdco exercises its full deferral right), up to 85% of Class A Units that were initially issued to the Holdco after the second Redemption Period (with any deferred redemptions mandatorily made at this time) and all Class A Units after the third Redemption Period, regardless of the amount of redemption payment (if any) that may be due in respect of any redemption. Additionally, the Holdco may elect to have the Company redeem up to the same amount of Class A Units that the Company may elect to redeem after each Redemption Period. After the first Redemption Period, if the Company is performing well and the Holdco elects to have the Company redeem the maximum 70% of outstanding Class A Units, the Company may exercise its deferral right such that only 35% of outstanding Class A Units will be redeemed after the first Redemption Period, with the other 35% redeemed after the second Redemption Period (when the Company might not perform as well). Accordingly, the timing of the redemption of Class A Units will be outside your control, even if you would personally prefer to retain your investment for redemption at a later time when you believe the Company’s performance may improve. Also, the Class A Units may not be redeemed, or a redemption may be deferred, at a time when you would prefer to accelerate redemption of your investment because of the risk that its value may decline in future Redemption Periods. The Company can choose to redeem your investment at a time when you will receive zero return on your investment, or the Holdco may choose to have your investment redeemed for a payment that is lower than what you expected or would have received in the future had the redemption been deferred to a later time.

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•	Because your investment is indirectly made in the Company and not in TELUS International, the performance of TELUS International will not positively affect the return on your investment, but if TELUS International defaults under its credit facility, you may lose the entire value of your investment. The return on your investment will not increase because TELUS International performs well, and you may still lose your entire investment if the performance of WillowTree does not meet the thresholds specified above, regardless of TELUS International’s financial performance. Additionally, substantially all assets of the Company and its subsidiaries will serve as collateral under the credit facility of TELUS International, and the Company and its subsidiaries will be guarantors under that credit facility. Accordingly, if TELUS International defaults under its credit facility, which can occur if, among other things, TELUS International is unable to make payments under the credit facility, the Company and its subsidiaries would become liable for TELUS International’s obligations under its credit facility and their assets may be sold to cover the debt. This could lead the Company and its subsidiaries to become insolvent and unable to make redemption payments to you, even if the Company would have otherwise been solvent and potentially performing well, but for TELUS International’s default on its credit facility.

•	With respect to any given Redemption Period, the return on your investment will be reduced by the amount of payments due upon settlement of any unit appreciation rights (“UARs”) granted to employees of the Company. The Chief Executive Officer of the Company (or another person he authorizes) can grant, from time to time, up to 80,000,000 UARs to employees and other service providers of the Company over the course of the third Redemption Period, which UARs will be settled in cash or cash and subordinate voting shares of TELUS International at the same time as redemption payments are due to be made to holders of Class A Units. The total value of payments to settle UARs is dependent on the performance of the Company, not TELUS International, and can range from $0 - $120,000,000 in total over the three Redemption Periods. At the end of each Redemption Period, total payments made by the Company to settle UARs outstanding during that Redemption Period will be deducted pro rata from total redemption payments to be made to holders of Class A Units. Accordingly, the redemption payment (and the return on your investment) will be reduced if Company management decides to grant UARs, to the extent of the amount the Company must pay to settle such UARs, even if you personally do not receive any UARs

Will I be able to influence the governance of the Company if I invest?

No.  Although you are indirectly investing in Class A Units, which are equity securities of the Company, the Class A Units have no voting rights. The Class A Representative Member has certain limited approval and consent rights as well as the authority to grant waivers of limitations applicable to, or obligations of, TELUS International and its affiliates under the Company LLCA, but any such rights and decisions will be exercised solely by the Class A Representative Member in its sole discretion, without the input of equityholders of the Holdco, such as yourself. The Class A Representative Member will not be your fiduciary and will be entitled to exercise its rights as Class A Representative Member in its sole discretion in compliance with the Company LLCA and not necessarily in your best interest.

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The business of the Company will be controlled by a six-member board of directors (none of whom you or the Holdco will be able to appoint), the Company’s management and TELUS International, in accordance with the governance provisions set out in the Company LLCA. The Class A Representative Member will initially appoint two of the six board members.

The Company’s board and management and TELUS International may make decisions which affect the Company’s relevant performance metrics and, accordingly, the amount of redemption payments due to you and the return on your investment. You will be unable to influence these decisions even if you disagree with them, and you will be unable to vote or take any other action towards replacing Company directors or management.

Will I be able to influence the governance of the Holdco if I invest?

No.  The Holdco will be managed by the Class A Representative Member, in its capacity as “Manager” of the Holdco. The Class A Representative Member will itself be managed by Tobias Dengel, who is also the Company’s Chief Executive Officer. Accordingly, you will have no control over the actions of the Holdco, or the limited rights which the Holdco may exercise in connection with the Class A Units, including your investment, such as the right to partially defer the first redemption. Neither the Holdco nor its Manager will be your fiduciary, and their discretion may not necessarily be exercised in your best interest. You will be bound by the Holdco’s decisions with respect to your investment even if you disagree with them. You will have no recourse against the Holdco or its Manager for failing to act in your best interests, as long as the Holdco and its Manager have complied with the Holdco LLCA.

In addition, if the Manager of the Holdco does not comply with the terms of the Holdco LLCA such as by, for example, failing to properly distribute the redemption payments it receives from the Company to equityholders such as yourself, your only recourse would be against the Holdco, pursuant to the Holdco LLCA. You will have no recourse against the Company or TELUS International or their respective affiliates. Neither the Company, TELUS International nor their respective affiliates are responsible for ensuring that the Holdco distributes any redemption payments it receives to its equityholders, such as yourself, in a timely manner or in full, or that the Manager of the Holdco otherwise complies with the terms of the Holdco LLCA.

What are the risks to which my investment is subject?

Your investment will be subject to a number of risks, including the risks of the investment structure described above, as well as risks affecting the performance of the Company. The performance of the Company on metrics relevant to the determination of the return on your investment may differ materially from your current expectations for many reasons, including, among other things:

•	Competition from other companies offering similar services;
•	Inability to attract and retain qualified team members and management to support and lead the Company, and maintain the Company’s culture;
•	Changes in technology and client expectations outpacing the Company’s service offerings and internal processes, such that the Company is unable to meet client expectations;
•	Adverse economic, geopolitical and other conditions, including COVID-19, a potential recession, supply chain issues and the conflict in Ukraine, and the effects of these conditions on the Company and its clients;
•	Changes in regulation and risks associated with any regulatory non-compliance;

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•	Inability to effectively integrate the Company into TELUS International’s operations and otherwise maintain an effective relationship with TELUS International;
•	The failure of TELUS International to make payments under the credit facility, or the occurrence of other events of default by TELUS International pursuant to the credit facility; and
•	The unauthorized disclosure of sensitive or confidential team member, client and customer data, through cyberattacks or otherwise.

Other risks to the Company and its business may arise in the future.

To the extent your investment is redeemed for subordinate voting shares of TELUS International, and the redemption payment is distributed to you by the Holdco in the form of such shares, you will become a shareholder of TELUS International. The value of TELUS International’s subordinate voting shares is subject to risks described in TELUS International’s annual, quarterly and current reports and other filings which it makes on SEDAR at sedar.com and EDGAR at sec.gov from time to time.

* * * * *

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ANNEX 4

FORM OF SPOUSAL CONSENT

I ____________________, spouse of ____________________, have read and approve the Reinvestment Agreement (the “Agreement”), effective as of the Effective Date, by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), and my spouse. In addition, I have also read and approve the draft Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC in substantially the form attached to the Agreement (the “A&R LLC Agreement”).

I am aware that my spouse is a party to the Agreement and that the Agreement, in connection with the A&R LLC Agreement, provides that certain monies of my spouse will be invested by my spouse in the Company upon the consummation of the transactions contemplated thereby (the “Reinvestment”). I am further aware that the A&R LLC Agreement sets forth certain redemption options with respect to the converted units that my spouse would indirectly own following the consummation of the Reinvestment and the Contribution (as defined in the Agreement).

I am aware that the legal, financial, and related matters contained in the Agreement and the A&R LLC Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this spousal consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

I hereby ratify and consent to the execution by my spouse of the Agreement and agree that I and any interest, including any community property interest, that I may have in any limited liability company of the Company shall, following the consummation of the Reinvestment, be irrevocably bound by the A&R LLC Agreement, including any restrictions on the transfer or other disposition of such limited liability company interests. I hereby irrevocably appoint my spouse as my attorney-in-fact and agent with respect to the exercise of any rights and obligations under the Agreement and the A&R LLC Agreement.

Signature of Spouse:

Printed Name of Spouse:

Date:

ANNEX 5

RESTRICTIVE COVENANT, CONFIDENTIALITY, AND INTELLECTUAL PROPERTY AGREEMENT

[*]

ANNEX 6

ACCREDITED INVESTOR QUESTIONNAIRE AND CERTIFICATION

Sequoia Merger Subsidiary LLC (“Merger Sub”), a wholly-owned subsidiary of TELUS International Holding (U.S.A.) Corp. (“Buyer”) has merged with and into WLTR Holdings, LLC (the “Company”) and as a result of such merger, (i) certain equity interests in the Company had been converted into the right to receive cash and subordinate voting shares (“TI Shares”) of TELUS International (Cda) Inc. (“TIXT”) and (ii) certain other equity interests in the Company were, as a result of the consummation of the Merger, converted into new equity interests in the Company (such interests, the “Surviving Company Interests”). In addition, certain other service providers of the Company have been given the opportunity to acquire Surviving Company Interests.

In connection with the aforementioned transactions, the undersigned investor is being asked to complete the attached questionnaire and certification to confirm that such investor is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) for purposes of determining whether the undersigned is eligible to receive TI Shares and/or Surviving Company Interests.

All denominations are in U.S. dollars.

PART 1:         QUESTIONS

Investment Representations

A.	If the undersigned investor is a natural person (i.e., an individual), please place an “X” next to each of the following items which accurately describe the undersigned investor:

(1)	a natural person whose individual net worth[29] (or joint net worth with such person’s spouse) exceeds $1,000,000;

(2)	a natural person who had an individual income[30] in excess of $200,000 in each of the years 2021 and 2022 and who reasonably expects to have an individual income in excess of $200,000 in the year 2023, or who had joint income[31] in excess of $300,000 in each of the years 2021 and 2022 and who reasonably expects to have joint income in excess of $300,000 in the year 2023; or

[29]	For purposes of this item, “net worth” means the excess of total assets at fair market value, excluding (a) the value of the individual’s primary residence, and (b) any debt secured by the individual’s primary residence but not in excess of such primary residence’s fair market value, over total liabilities.
[30]	For purposes of this item, “individual income” means adjusted gross income as reported for Federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under Section 103 of the Internal Revenue Code of 1986 (the “Code”), (ii) the amount of losses claimed as a member in a partnership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.
[31]	For purposes of this item, “joint income” means adjusted gross income as reported for Federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under the Code, (ii) the amount of losses claimed as a member in a membership (as reported on Schedule E of Form 1040), (iii) any deduction claimed for depletion under Section 611 et seq. of the Code, and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

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(3)	any director, executive officer, or general partner of TIXT.

(4)	a natural person who holds in good standing one or more of the following professional certifications, designations and other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status, please place an “X” next to each credential held by the undersigned investor:

(A)	licensed General Securities Representative (Series 7);

(B)	licensed Investment Adviser Representative (Series 65); and/or

(C)	licensed Private Securities Offerings Representative (Series 82).

B.	If the undersigned investor is not a natural person (i.e., is instead a corporation, partnership, a limited liability company, trust or other entity), please place an “X” next to each of the following items which accurately describe the undersigned investor:

(1)	a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(2)	a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

(3)	an insurance company as defined in Section 2(a)(13) of the Securities Act;

(4)	an investment company registered under the Investment Company Act of 1940, as amended;

(5)	a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended;

(6)	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

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(7)	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(8)	an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if either:

(A)	the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser;

(B)	the employee benefit plan has total assets in excess of $5,000,000; or

(C)	such a plan is a self-directed plan with investment decisions made solely by persons that are “accredited investors;”

(9)	a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

(10)	one of the following entities which was not formed for the specific purpose of making an investment in the offered securities and which has total assets in excess of $5,000,000:

(A)	an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(B)	a corporation or partnership; or

(C)	a Massachusetts or similar business trust, partnership or limited liability company;

(11)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring an interest in the offered securities, whose purchase of the membership interests offered is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D;

(12)	an entity in which all of the equity owners are “accredited investors;”

(13)	any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940:

(A)	With assets under management in excess of $5,000,000,

(B)	That is not formed for the specific purpose of acquiring the securities offered, and

(C)	Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

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(14)	Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements in paragraph (B)(13) of this section and whose prospective investment in TIXT is directed by such family office.

C.	Indicate by placing an “X” next to the form of entity of the undersigned:

Individual	Limited Partnership

Corporation	General Partnership

Revocable Trust

Other Type of Trust (indicate type):

Other (indicate form of organization):

D.	If the undersigned is not an individual, indicate below whether the following is true: the undersigned (1) was not organized or reorganized for the specific purpose of acquiring the securities of the issuer and (2) has made investments prior to the date hereof, and each beneficial owner of the undersigned has and will share in the investment in proportion to his or her ownership interest in the undersigned.

__________     True

__________     False

E.	Indicate below whether the following is true: this investment is solely for the account of the undersigned and not for the account of another party. [32]

__________     True

__________     False

[32]	Notwithstanding a “True” response, if the undersigned is not an individual, the undersigned may transfer some or all of the investment to those of its equity owners who are accredited investors.

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PART 2:      REPRESENTATIONS AND WARRANTIES

The undersigned hereby represents and warrants to the Company, Buyer and TIXT as follows:

(1)	The undersigned is an “accredited investor” as that term is defined in Regulation D under the Securities Act. The TI Shares and/or Surviving Company Interests to be acquired by the undersigned are being acquired for the undersigned’s own account for investment purposes and not with a view to, or intention of, any distribution thereof or with any present intention of offering or selling any of such securities in a transaction that would violate the Securities Act or the securities laws of any state of the United States of America or any other applicable jurisdiction.

(2)	The undersigned is able to bear the economic risk and lack of liquidity of an investment in the TI Shares and/or Surviving Company Interests, as applicable, for an indefinite period of time and to bear the total loss of the investment therein. The undersigned is aware that TI Shares or Surviving Company Interests have not been registered under the Securities Act or any applicable state securities laws or the securities laws of any other jurisdiction and, therefore, cannot be sold or otherwise transferred unless subsequently registered under the Securities Act and such applicable state securities laws or if an exemption from such registration is available. The undersigned further specifically acknowledges that such securities may not be sold or otherwise transferred for six months from acquisition thereof unless registered under the Securities Act and applicable state securities laws and that a restricted securities legend will be added to such securities evidencing the foregoing restrictions.

(3)	The undersigned has the knowledge and experience in financial and business matters such that the undersigned is capable of evaluating the merits and risks of the investment in TI Shares and/or Surviving Company Interests, as applicable, and has obtained, to the extent the undersigned deems it necessary, the undersigned’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, TI Shares and/or Surviving Company Interests, as applicable, and the suitability of an investment in TI Shares and/or Surviving Company Interests, as applicable, in light of the undersigned’s financial condition and investment needs.

(4)	The undersigned has had an opportunity to ask questions and receive answers from the Company, Buyer and TIXT concerning the terms and conditions of the investment and has had access to such other information concerning the Company, Buyer and TIXT as she, he, or it has requested for purposes of making the undersigned’s investment decision.

(5)	The information contained herein is complete and accurate and may be relied upon by the Company, Buyer and TIXT and their affiliates and representatives.

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PART 3:      ACKNOWLEDGMENTS AND COVENANTS

(1)	The undersigned agrees to provide such documentation confirming undersigned’s answers in Part 1 hereof as reasonably requested by Buyer and its counsel.

(2)	The information provided by the undersigned in this questionnaire and certification and any documents accompanying it is confidential and will not be reviewed by anyone other than the Company, Buyer, TIXT and their advisers and counsel; provided, however, that this Questionnaire and Certification may be shown to agents or officials of the SEC, New York Stock Exchange, Toronto Stock Exchange, or any state securities regulatory agency, any securities regulatory authority in Canada or other law enforcement officials upon their request. In addition, the undersigned agrees that this information may also be produced in courts of law or other regulatory tribunal if considered evidentiary or otherwise required.

(3)	The undersigned acknowledges and agrees that the information provided by the undersigned in this questionnaire and certification and any documents accompanying it will be relied upon by the Company, Buyer and TIXT in determining, among other things, whether there are reasonable grounds to believe that the undersigned qualifies as an “Accredited Investor” as that term is defined in Rule 501(a) of Regulation D or is otherwise qualified to invest.

(4)	The undersigned hereby certifies that the information contained herein, including the undersigned answers in Part 1 hereof and the documents that the undersigned has submitted to the Company, Buyer and TIXT to verify such information are true, accurate and complete to the best of the undersigned’s knowledge. The undersigned further agrees to promptly notify Buyer of any changes in the information contained herein.

[Remainder of Page Intentionally Blank]

Annex 6

IN WITNESS WHEREOF, the undersigned investor has executed this certification, effective upon delivery thereof to Buyer.

Investor’s Mailing Address:

Attention:

Phone No.:

Fax No.:

Investor’s Name:

By:
(signature of authorized representative)

Its:
(name and title of authorized representative)

Its.:

(name and title of authorized representative)

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ANNEX 7

BUYER BANK ACCOUNT INFORMATION

Wire Information to be provided by TELUS International Holding (U.S.A.) Corp.

EXHIBIT H

CONTRIBUTION AND EXCHANGE AGREEMENT

[attached]

CONTRIBUTION AND EXCHANGE AGREEMENT

This CONTRIBUTION AND EXCHANGE AGREEMENT (this “Agreement”) is made effective as of the Reinvestment Closing (as defined below), by and between WLTR Management Holdings LLC, a Delaware limited liability company (the “Company”), WLTR Holdings, LLC, a Delaware limited liability company (“WLTR Holdings”), and the Person identified on the signature page hereto as the “Participant” (the “Participant”). Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Reinvestment Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, the Participant has entered into that certain Reinvestment Agreement, effective as of the Effective Date (the “Reinvestment Agreement”), with TELUS International Holding (U.S.A.) Corp. (“Buyer”) and WLTR Holdings, pursuant to which, subject to the terms set forth therein, the Participant shall acquire the Purchased Units (the consummation of such acquisition, the “Reinvestment Closing”);

WHEREAS, effective as of immediately following the Reinvestment Closing (the “Contribution and Exchange Closing”), and subject to the terms and conditions set forth herein and in that certain Amended and Restated Limited Liability Company Agreement of the Company, in substantially the form attached hereto as Exhibit A (the “A&R LLC Agreement”), the Company and the Participant have agreed to effect an exchange of the Purchased Units for an equivalent number of Company Units (as defined in the A&R LLC Agreement) (such Company Units, the “Acquired Company Units”); and

WHEREAS, in connection with this Agreement, the Participant has agreed to execute a joinder to the A&R LLC Agreement, in substantially the formed attached hereto as Exhibit B (the “Joinder Agreement”), which Joinder Agreement shall become effective immediately upon the Contribution and Exchange Closing.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Article 1
EXCHANGE

Section 1.1      Exchange. Effective upon the Contribution and Exchange Closing, without any further action of the parties hereto, (i) the Participant hereby surrenders, contributes, assigns and transfers to the Company the Purchased Units, free and clear of all encumbrances and liens and (ii) simultaneously with such surrender, the Company hereby issues to Participant the Acquired Company Units.

Section 1.2      Joinder Agreement. Contemporaneously herewith, Participant shall deliver to the Company an executed Joinder Agreement, which agreement shall become effective on the Contribution and Exchange Closing.

Section 1.4      Acknowledgements. The Acquired Company Units shall be subject to the terms and conditions of the A&R LLC Agreement, including the restrictions on Transfer (as defined in the A&R LLC Agreement) of such Acquired Company Units in the A&R LLC Agreement and the Participant shall not Transfer any interest in the Acquired Company Units, except in accordance with the A&R LLC Agreement.

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Section 1.5      Payment Condition. The Company acknowledges that, pursuant to the terms of the Reinvestment Agreement, Buyer has assigned the Purchased Units to Participant subject to the condition precedent of payment of the Reinvestment Amount for the Purchased Units in accordance with the Reinvestment Agreement and that Buyer may terminate the Reinvestment Agreement if the Reinvestment Amount is not paid in full within a certain amount of time. The Company acknowledges that, if such condition precedent is not satisfied and Buyer terminates the Reinvestment Agreement (a “Final Reinvestment Failure”), the contribution of the Purchased Units contemplated by Section 1.1(i) will be null and void and the Company will execute such paperwork as is reasonably requested by Buyer and/or WLTR Holdings to memorialize the non-occurrence of the related contribution. Subject to the condition precedent that a Final Reinvestment Failure occurs, the Participant hereby surrenders the Participant’s Acquired Company Units to the Company.

Article 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Participant that as of the Contribution and Exchange Closing:

Section 2.1      Organization. The Company is a limited liability company, duly formed, validly existing, and in good standing under the laws of the State of Delaware. The Company has the necessary power and authority to carry on its business as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement.

Section 2.2      Authorization; No Breach. The execution, delivery and performance of this Agreement and the A&R LLC Agreement have been duly authorized by the Company. This Agreement and the A&R LLC Agreement have been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and similar laws now or hereafter affecting creditors’ rights and remedies generally and general principles of equity. The execution and delivery by the Company of this Agreement and the A&R LLC Agreement and the consummation of the transactions contemplated hereby and thereby, do not (a) conflict with or result in a breach of the terms, conditions, or provisions of, (b) constitute (or with notice or lapse of time or both constitute) a default under, (c) result in the creation of any lien, security interest, charge, or encumbrance upon the Company’s assets pursuant to, (d) result in modification of the effect of, (e) give any third party the right to accelerate any obligation under, (f) result in a violation of, or (g) require any authorization, consent, approval, exemption, or other action by or notice to any court or administrative or governmental body (other than in connection with certain state and federal securities laws and other than listing approvals) pursuant to, the Company’s certificate of formation or the A&R LLC Agreement, or any law, statute, rule, regulation, instrument, order, judgment, or decree to which the Company is subject or any material agreement or instrument to which the Company is a party.

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Section 2.3      Litigation. There are no lawsuits, claims, proceedings, investigations, injunctions, judgments, orders, or decrees pending or, to the Company’s knowledge, threatened (a) against or affecting the Company or (b) that challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or that would materially adversely affect the Company’s ability to consummate the transactions contemplated hereby.

Section 2.4        No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that the Participant is not making any representations or warranties directly to the Company whatsoever, express or implied, beyond those expressly given in Article 3 hereof and the A&R LLC Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE PARTICIPANT

The Participant hereby represents and warrants to the Company, with respect to the Participant that as of the Contribution and Exchange Closing:

Section 3.1      Power and Authority; Organization. The Participant has the legal capacity to enter into and perform the Participant’s obligations under this Agreement, the Joinder Agreement and the A&R LLC Agreement.

Section 3.2      Authorization; No Breach. Each of this Agreement, the Joinder Agreement and the A&R LLC Agreement has been duly executed by the Participant and constitutes a legal, valid, and binding obligation of the Participant, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and similar laws now or hereafter affecting creditors’ rights and remedies generally and general principles of equity. The execution, delivery, and performance by the Participant of this Agreement, the Joinder Agreement and the A&R LLC Agreement, the consummation of the transactions contemplated hereby and thereby do not and shall not (a) conflict with or result in the breach of any of the terms, conditions, or provisions of, (b) constitute (or with notice or lapse of time or both constitute) default under, (c) result in modification of the effect of, (d) give any third party the right to accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption, or other action by or notice to any court or administrative or governmental body (other than in connection with certain state and federal securities laws) pursuant to, any law (including, but not limited to, applicable securities laws), statute, rule, regulation, instrument, order, judgment, or decree to which the Participant is subject, any material agreement or instrument to which the Participant is a party.

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Section 3.3      Litigation. There are no lawsuits, claims, proceedings, investigations, injunctions, judgments, orders or decrees pending or, to such the Participant’s knowledge, threatened which challenge or seek to enjoin or delay this Agreement or the transactions contemplated hereby or which would materially adversely affect the ability of the Participant to consummate the transactions contemplated hereby.

Section 3.4      Reinvestment Representations.

(a)            The Participant is acquiring the Company Units for the Participant’s account with the present intention of holding such securities for investment purposes, and the Participant has no intention of selling such securities in a public distribution in violation of federal securities laws or any applicable state securities laws.

(b)            The Participant is an “accredited investor,” as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) and/or an employee of WLTR Holdings and/or one or more members of the TI Group. The Company Units to be acquired by the Participant pursuant to this Agreement are being acquired for the Participant’s own account and not with a view to, or intention of, any distribution thereof or with any present intention of offering or selling any of the Company Units in a transaction that would violate the Securities Act or the securities laws of any state of the United States of America or any other applicable jurisdiction.

(c)            The Participant is able to bear the economic risk and lack of liquidity of an investment in the Company Units for an indefinite period of time. The Participant is aware that transfers of the Acquired Company Units may not be possible because the Company Units have not been registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act and such applicable state securities laws or an exemption from such registration is available.

(d)            The Participant has the knowledge and experience in financial and business matters such that the Participant is capable of evaluating the merits and risks of the investment contemplated hereunder, and has obtained, to the extent the Participant deems it necessary, the Participant’s own personal professional advice with respect to the tax consequences of receiving, and the risks inherent in an investment in, the Acquired Company Units, and the suitability of an investment in the Acquired Company Units in light of the Participant’s financial condition and investment needs.

(e)            The Participant has had an opportunity to ask questions and receive answers from the Company and the Company concerning the terms and conditions of the reinvestment contemplated hereunder and the sale of the Acquired Company Units hereunder and has had access to such other information concerning the Company as she, he, or it has requested for purposes of making the Participant’s investment decision.

(f)            The Participant is a bona fide resident of or domiciled in the state set forth on Annex 1 of the Reinvestment Agreement.

(g)            The Acquired Company Units are being acquired by the Participant in the Participant’s name solely for the Participant’s own beneficial interest and not as nominee for, or on behalf of, or for the beneficial interest of, and without a view to distribute the Acquired Company Units within the meaning of Section 2(a)(11) of the Securities Act to, any other Person, trust or organization.

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(h)            Except for the express representations and warranties contained in Article 2 of this Agreement and the Company’s representations and warranties in the Acquisition Agreement and the A&R LLC Agreement, the Participant has not relied on any other information in determining whether to consummate the Reinvestment.

Section 3.5      Spousal Consent. The Participant either (a) is not a married resident of a community property state (in the USA: Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin) or (b) has delivered to the Company a validly executed spousal consent in the form attached as Exhibit C.

Section 3.6      No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, the Participant acknowledges and agrees that neither the Company nor any of its Affiliates is making any representations or warranties directly to the Participant whatsoever, express or implied, beyond those expressly given in Article 2 hereof and in the A&R LLC Agreement. The Participant further represents that none of the Affiliates, officers, directors, employees, agents, consultants, attorneys or representatives of the Company and its Affiliates, nor any other Person has made any representation or warranty directly to the Participant, express or implied, as to the accuracy or completeness of any information regarding the Acquired Company Units, the Company, or the transactions contemplated by this Agreement or the Acquisition Agreement not expressly set forth in this Agreement or the Acquisition Agreement.

Article 4
MISCELLANEOUS

Section 4.1      Termination of this Agreement. The Company, WLTR Holdings and the Participant acknowledge and agree that this Agreement may be terminated only by the joint written consent of the Company, the Participant and Buyer; provided, however, that this Agreement will automatically terminate and be of no further effect if, at any time prior to the Reinvestment Closing, the Reinvestment Agreement has been terminated in accordance with its terms.

Section 4.2      Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or therein delivered pursuant hereto or thereto, including all the Annexes attached hereto: (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements, memoranda, term sheets and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder.

Section 4.3      Amendments and Waivers. No modification, amendment, or waiver of any provision hereof shall be effective against the Company, WLTR Holdings or the Participant unless such modification, amendment, or waiver is approved in writing by each of the Company and the Participant; provided, however, that (a) Section 1.5, Section 4.1 this Section 4.3, Section 4.4 and Section 4.10 may not be amended without the prior written consent of Buyer and (b) no amendment of this Agreement which would adversely affect Buyer may be entered without the prior written consent of Buyer. The failure of any party to enforce any provision of this Agreement or under any agreement contemplated hereby shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement and any agreement referred to herein in accordance with their terms.

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Section 4.4      Third Party Beneficiary. Buyer shall be an express third-party beneficiary of the provisions set forth in Section 1.5, Section 4.1, Section 4.3 and Section 4.10 with the right to enforce these provisions.

Section 4.5      Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any party to this Agreement.

Section 4.6      Governing Law. This Agreement and all claims arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the choice of law principles of such state that would require or permit the application of the Laws of another jurisdiction.

Section 4.7      Arbitration. From and after the Closing, any dispute arising under, or in connection with, this Agreement or its validity or termination shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets. Any dispute that arises prior to the Closing shall be governed by Section 14.10 of the Acquisition Agreement in lieu of this Section 4.7.

Section 4.8      Specific Performance. The rights and remedies of the parties shall be cumulative (and not alternative). The parties agree that, in the event of any breach by any party of any covenant, obligation or other provision set forth in this Agreement for the benefit of another party, such other party shall be entitled without proof of actual damages (and in addition to any other remedy that may be available to it) to seek (a) an order of specific performance or other equitable relief to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction or other equitable relief restraining such breach. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order.

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Section 4.9      Further Assurances. Subject to the terms and conditions provided in the Acquisition Agreement, each party agrees (a) to use reasonable best efforts to take promptly all actions, and to do promptly, all things, necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby, and (b) not to take any action or fail to take any action that would impede or delay satisfaction of any condition to this Agreement or the Closing under the Acquisition Agreement.

Section 4.10      Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned or delegated by any party without the prior consent of the Company, the Participant and Buyer.

Section 4.11      Severability. If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, (b) delete specific words or phrases, or (c) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

Section 4.12      Notices. All notices, deliveries and other communications pursuant to this Agreement shall be in writing and shall be deemed given if (a) delivered personally, (b) emailed, (c) faxed or (d) delivered by globally recognized express delivery service, to the parties at the addresses, email addresses or facsimile numbers set forth below or to such other address, email address or facsimile number as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith. Any such notice, delivery or communication shall be deemed to have been delivered and received (w) in the case of personal delivery, on the date of such delivery, (x) in the case of facsimile, on the Business Day after the day that the party giving notice receives electronic confirmation of sending from the sending facsimile machine, (y) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed under the service’s systems, and (z) in the case of email, on the date that receipt is acknowledged by a reply email from the recipient:

(a)            Notices to the Company:

c/o New WT Parent, Inc.
1835 Broadway Street
Charlottesville, Virginia 22902

Attention:      Manager

with a copy (which notice shall not constitute notice) to:

Davis+Gilbert LLP

1675 Broadway

New York, NY 10019

Attn: Brad J. Schwartzberg, Esq.

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(b)            Notices to the Participant:

The address on Annex 1 of the Reinvestment Agreement with respect to the Participant.

Section 4.13      Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered by facsimile or electronic mail of a document in Adobe Portable Document Format or other electronic file based on common standards, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, including DocuSign, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 4.14      Headings. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and will not affect the construction hereof.

Section 4.15      Separate Representation. The Participant hereby acknowledges that (a) the Participant has not been represented by Shearman & Sterling LLP, Kirkland & Ellis LLP, Davis+Gilbert LLP or any other advisors or counsel engaged by the Company or the Company in connection with this Agreement or issues related to the Acquisition Agreement or the transactions contemplated thereby and (b) the Participant has had sufficient time and opportunity to review this Agreement and all other documents affecting the Participant’s interests in connection with the Acquisition Agreement and the transactions contemplated thereby.

Section 4.16      Taxes. Notwithstanding anything contained in this Agreement (or any other agreement between the Participant and the Company, WLTR Holdings or any of their affiliates) to the contrary, the Company, WLTR Holdings and their respective affiliates shall be entitled to deduct and withhold from any amounts distributable to or with respect to the Company Units or the Purchased Units or any proceeds from the sale or other disposition thereof (or any other amounts due or that may become due to the Participant from the Company, WLTR Holdings or any of their respective affiliates, including from Participant’s wages, compensation or benefits) as may be required by the Internal Revenue Code of 1986, as amended, or under any foreign, state or local law, in connection with the issuance modification, adjustment, disposition or otherwise with respect to the Company Units and/or the Purchased Units. In the event that the Company, WLTR Holdings or any of their respective affiliates does not make such deductions or withholdings, Participant shall indemnify the Company, WLTR Holdings and their respective affiliates for any amounts paid or payable by the Company, WLTR Holdings or any of their respective affiliates with respect to any such taxes, together with any interest, penalties and additions to tax and any related expenses thereto.

Section 4.18      Tax Forms. The Participant shall provide to the Company and WLTR Holdings a properly completed and duly executed U.S. Internal Revenue Service Form W-9, W-8BEN, W-8BEN-E, W-8EXP, W-8ECI, or W-8IMY together with any required supporting documentation. In the case of the Participant that provides the Company and WLTR with a U.S. Internal Revenue Service Form W-8BEN, W-8BEN-E, W-8EXP, W-8ECI, or W-8IMY, the Participant shall provide a certificate to the Company and WLTR Holdings in accordance with Treasury Regulation 1.1446(f)-2(b)(6).

[Remainder of page intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Contribution and Exchange Agreement, effective as of the Reinvestment Closing.

PARTICIPANT:

Name:

[Signature Page to Contribution and Exchange Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Contribution and Exchange, effective as of the Reinvestment Closing.

COMPANY:

WLTR MANAGEMENT HOLDINGS LLC

By:
Name:
Title:

[Signature Page to Contribution and Exchange Agreement]

ACKNOWLEDGED AND AGREED:

WLTR HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Contribution and Exchange Agreement]

EXHIBIT A

A&R LLC AGREEMENT OF WLTR MANAGEMENT HOLDINGS, LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

WLTR Management Holdings LLC

[●], 2023

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WLTR Management Holdings LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) is made as of [●], 2023 (the “Effective Date”), by and among (i) WLTR Management Holdings LLC, a Delaware limited liability company (the “Company”), (ii) New WT Parent, Inc., a Delaware corporation (“New WT Parent”), in its capacity as the manager of the Company (the “Manager”), (iii) New WT Parent, in its capacity as the Initial Member (as defined below), and (iv) each of the Unitholders (as defined below) that becomes a party to this Agreement on the Effective Date, and from time to time thereafter, pursuant to a Joinder Agreement. Certain capitalized terms used herein are defined in Article 1.

WHEREAS, on December 15, 2022, (x) the Company was formed through the filing of a certificate of formation (the “Certificate of Formation”) with the Secretary of State of the State of Delaware pursuant to, and in accordance with, the Act (as defined below), with New WT Parent as its sole member (solely in such capacity, the “Initial Member”) and (y) New WT Parent entered into an initial limited liability company agreement of the Company (the “Original Agreement”);

WHEREAS, (i) on October 26, 2022, TELUS International Holding (U.S.A.) Corp., Insignia WT Holdings, LLC, and certain other parties entered into that certain Stock Purchase Agreement and Agreement and Plan of Merger (the “Acquisition Agreement”) and (ii) the closing of the transactions contemplated by the Acquisition Agreement occurred on January 3, 2023 (the “Acquisition Closing Date”);

WHEREAS, effective on the Effective Date, each of the Initial Unitholders entered into (A) a Reinvestment Agreement pursuant to which each such Initial Unitholder acquired Purchased Units, (B) a Contribution and Exchange Agreement, pursuant to which, effective immediately following such acquisition of Purchased Units, each such Initial Unitholder contributed such Purchased Units to the Company in exchange for an equivalent number of Company Units (the “Contribution and Exchange”) and (C) a Joinder Agreement, pursuant to which, effective contemporaneous with the Contribution and Exchange, such Initial Unitholder became a party to this Agreement; and

WHEREAS, the Company, Manager, the Initial Member and the Unitholders desire to enter into this Agreement to amend and replace, and supersede in its entirety, the Original Agreement and (a) to set forth the terms and conditions governing the operation and management of the Company, (b) acknowledge the withdrawal of the Initial Member as an equityholder of the Company and (c) to set forth the rights, powers and interests of the Unitholders with respect with respect to their equity ownership in the Company.

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NOW, THEREFORE, in consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms will have the following meanings:

1.1            “Act” means the Delaware Limited Liability Company Act, as it may be amended from time to time.

1.2            “Adjusted Capital Account Deficit” has the meaning set forth in Section 5.2.

1.3            “Affiliate” means, with respect to any specified Person, (a) any Person that directly or through one or more intermediaries controls, or is controlled by, or is under common control with, the specified Person or (b) any Person who is a general partner, member, managing director, manager, officer, director or principal of the specified Person or (c) any sub-advisor (or affiliates thereof) of such Person, including any fund or account managed or sub-advised by any such sub-advisor or its affiliates. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

1.4            “Affiliate Indemnitor” has the meaning set forth in Section 11.2(b).

1.5            “Call Purchase Price” means, with respect to any Call Units, an amount equal to the Fair Market Value of such Call Units (but in no event less than (i) the price paid by the applicable Exiting Unitholder for the Indirectly Owned WLTR Units corresponding to such Call Units pursuant to such Exiting Unitholder’s Reinvestment Agreement minus (ii) any distributions received in respect of such Indirectly Owned WLTR Units pursuant to Section 4.1).

1.6            “Capital Account” means, with respect to any Unitholder, the capital account maintained for such Unitholder in accordance with Regulations Section 1.704-1(b).

1.7            “Certificate of Formation” has the meaning set forth in the Recitals.

1.8            “Code” means the Internal Revenue Code of 1986, as amended.

1.9            “Company Unit” means an interest in the Company, which includes a Unitholder’s share of the profits and losses of the Company, a Unitholder’s right to receive distributions of the Company’s assets, a Unitholder’s right to vote or participate in the management of the Company as permitted in this Agreement and a Unitholder’s right to information concerning the business and affairs of the Company, in each case, as provided in this Agreement and under the Act.

1.10         “Continuous Service with WLTR Holdings” means a Unitholder’s full-time employment with WLTR Holdings (or one of its subsidiaries) or engagement as an independent contractor of WLTR Holdings (or one of its subsidiaries) that, in each case, has not been interrupted or terminated other than by reason of death or Disability. Continuous Service with WLTR Holdings shall not be considered interrupted in the case of any leave of absence required to be given by applicable law or approved in writing by WLTR Holdings or its applicable subsidiary, including (without limitation) sick leave, military leave, or any other personal leave.

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1.11            “Contribution and Exchange Agreement” means, with respect to each Unitholder, that certain Contribution and Exchange Agreement by and between the Company, WLTR Holdings and such Unitholder, pursuant to which such Unitholder contributed such Unitholder’s Purchased Units to the Company in exchange for Company Units.

1.12            “Disability” means, with respect to a Unitholder, the definition included in such Unitholder’s employment or service agreement with WLTR Holdings (or one of its subsidiaries) or, in the event Unitholder is not party to an employment or service agreement with WLTR Holdings (or one of its subsidiaries) that defines Disability, (i) the inability of such Unitholder to perform substantially all of such Unitholder’s duties and responsibilities to WLTR Holdings and its subsidiaries as a result of any illness, injury, accident or condition of either a physical or psychological nature suffered by such Unitholder, with or without accommodation to the point of undue hardship, for 120 consecutive days or any 180 days in any period of 365 days, which illness, injury, accident or condition is likely to continue in the foreseeable future to a similar degree as determined by a duly qualified medical practitioner reasonably selected by WLTR Holdings (or its applicable subsidiary) (provided that, if such Unitholder refuses to submit to a medical examination by such practitioner and the parties, acting reasonably, cannot agree to an alternate practitioner within 30 days following such Unitholder’s refusal, the determination of WLTR Holdings (or its applicable subsidiary) of the issue acting upon any available medical information will be considered final and binding) or (ii) any other condition of such Unitholder that would constitute a “disability” under such Unitholder’s employment or service agreement, if applicable.

1.13            “Eligible Purchaser” means any direct or indirect holder of WLTR Units.

1.14            “Fair Market Value” means the fair market value of the applicable Call Units, as determined in the good faith judgment of the Manager, taking into account such factors as the Manager deems relevant, including a discount for illiquidity and/or minority interest.

1.15            “Governmental Entity” means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

1.16            “Indemnified Person” has the meaning set forth in Section 11.2(a).

1.17            “Indirectly Owned WLTR Units” means, with respect to a Unitholder, the WLTR Units indirectly owned by such Unitholder, based on the WLTR Units contributed by such Unitholder to the Company in exchange for such Unitholder’s Company Units (pursuant to a Contribution and Exchange Agreement or otherwise).

1.18            “Initial Unitholders” means those Persons who, on or prior to the Effective Date, executed a Contribution and Exchange Agreement and a Joinder Agreement.

1.19            “Initial WLTR Units” means the Initial Class A Units (as defined in the WLTR Holdings LLC Agreement).

1.20            “Joinder Agreement” means a joinder agreement to this Agreement, in substantially the form attached hereto as Exhibit A, or in such other form as the Manager may determine.

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1.21            “Management Holdco Redemption Percentage” has the meaning set forth in the WLTR Holdings LLC Agreement.

1.22            “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

1.23            “Purchased Units” means, with respect to each Unitholder, the Purchased Units as defined in, and determined pursuant to, such Unitholder’s Reinvestment Agreement (including the conversion of such Purchased Units into “Class A Units” in accordance with the WLTR Holdings LLC Agreement).

1.24            “Regulations” means the Treasury Regulations promulgated under the Code.

1.25            “Reinvestment Agreement” means, with respect to each Unitholder, that certain Reinvestment Agreement by and among TELIS International Holding (U.S.A.) Corp., WLTR Holdings and such Unitholder, pursuant to which Purchased Units were purchased by such Unitholder.

1.26            “Revised Partnership Audit Procedures” shall mean, as enacted pursuant to the Bipartisan Budget Act of 2015, Code Sections 6221 through 6241, including any amendments thereto or other Code provisions with respect to the same subject matter as Code Sections 6221 through 6241, and any regulations promulgated or proposed under any such Sections and any administrative guidance with respect thereto.

1.27            “WLTR Units” means (i) the Class A Units (as defined in the WLTR Holdings LLC Agreement) and (ii) any other membership interests of WLTR Holdings that the Company may from time to time hold.

1.28            “WLTR Holdings” means WLTR Holdings, LLC, a Delaware limited liability company.

1.29            “WLTR Holdings LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, dated as of the Acquisition Closing Date, as amended, modified or supplemented from time to time.

1.30            “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person (or Persons) will be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person (or Persons) will be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or will be or control any managing member or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a “Subsidiary” of any Person will be given effect only at such times as such Person has one or more Subsidiaries and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

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1.31          “Tax Matters Partner” has the meaning set forth in Section 6.3.

1.32          “Transfer” means any transfer, sale, assignment, gift, pledge or other disposition or encumbrance.

1.33          “Unitholder” means (x) the Initial Unitholders and (y) those Persons who hereafter have been admitted to the Company as a “Unitholder” in accordance with Article 9, which may include Persons who have executed a Contribution and Exchange Agreement and a Joinder Agreement following the Effective Date.

ARTICLE II

FORMATION AND PURPOSE

2.1            Formation. The Company was formed on December 15, 2022 as a limited liability company in accordance with the Act by the filing of the Certificate of Formation with the Delaware Secretary of State. The rights and liabilities of the Unitholders will be determined pursuant to this Agreement and, to the extent required by the Act, by the Act. To the extent that the rights or obligations of any Unitholder are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement will, to the extent permitted by the Act, control.

2.2            Name. The name of the Company is “WLTR Management Holdings” LLC. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deems appropriate. The Manager will file, or will cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Manager considers appropriate.

2.3            Registered Office/Agent. The registered office required to be maintained by the Company in the State of Delaware pursuant to the Act will initially be c/o the Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808. The name and address of the registered agent of the Company pursuant to the Act will initially be the Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Manager.

2.4            Term. The term of the Company will continue indefinitely unless sooner terminated as provided herein. The existence of the Company as a separate legal entity will continue until the cancellation of the Certificate of Formation as provided in the Act.

2.5            Purpose. The purpose and business of the Company is to (x) acquire, hold and ultimately dispose of (i) WLTR Units and (ii) cash, securities or other property received upon the disposal of WLTR Units, in each case as determined by the Manager, and (y) engage in any lawful act or activity for which limited liability companies may be formed under the Act.

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2.6            Powers. The Company will possess and may exercise all the powers and privileges granted by the Act or by any other law together with such powers and privileges as are necessary, advisable, incidental or convenient to, or in furtherance of the conduct, promotion or attainment of, the business purposes or activities of the Company.

2.7            Certificate of Formation. The filing of the Certificate of Formation is hereby ratified and confirmed and the Person filing such Certificate of Formation is hereby designated as an authorized person within the meaning of the Act to execute, deliver and file the Certificate of Formation, and said Person and such other Persons as may be designated from time to time by the Manager are hereby designated as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate of Formation or any certificate of cancellation of the Certificate of Formation and any other certificates and any amendments or restatements thereof necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8            Principal Office. The principal executive office of the Company will be located at such place as the Manager will establish, and the Manager may from time to time change the location of the principal executive office of the Company to any other place within or without the State of Delaware. The Manager may establish and maintain such additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate.

2.9            No State-Law Partnership. The Unitholders intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Unitholder be a partner or joint venturer of any other Unitholder by virtue of this Agreement, for any purposes other than as set forth in the immediately following sentence, and neither this Agreement nor any document entered into by the Company or any Unitholder will be construed to suggest otherwise. The Unitholders intend that the Company be treated as a partnership for federal and, if applicable, state or local income tax purposes, and the Company and each Unitholder will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III

MEMBERSHIP; COMPANY UNITS; CAPITAL AND CONTRIBUTIONS

3.1            Unitholders and Company Units.

(a)            General. The membership interests in the Company shall be represented by one class of Company Units. The number of Company Units issued to a Unitholder corresponds to such Unitholder’s Indirectly Owned WLTR Units. Each Unitholder shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement.

(b)            Withdraw of Initial Member. Upon the execution and delivery by the Initial Member of this Agreement, the Initial Member hereby withdraws as an equityholder of the Company, provided that, notwithstanding such withdrawal, the Initial Member shall remain a beneficiary of Article XI.

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(c)            Company Unit Ledger. A list of the names of each Unitholder and the number of such Unitholder’s Company Units and Indirectly Owned WLTR Units shall be maintained in the books and records of the Company. Each Unitholder will only be entitled to information pertaining to such Unitholder and such Unitholder’s Company Units and Indirectly Owned WLTR Units, and under no circumstances will any Unitholder have access to information regarding other Unitholder’s Company Units or Indirectly Owned WLTR Units or the proceeds due to any other Unitholder pursuant to this Agreement, the WLTR Holdings LLC Agreement or otherwise.

3.2            Initial Capital. The initial capital of a Unitholder will be the amount paid or deemed to have been paid, as determined by the Manager, for the Company Units by such Unitholder.

3.3           Additional Capital. Except as provided in Section 3.2 above or as otherwise agreed upon by all of the Unitholders, no Unitholder will be obligated to contribute any additional cash or property to the capital of the Company.

3.4            Limited Liability. Unitholders will not be liable to creditors of the Company, and will not be required to restore all or any portion of a deficit balance in any such Unitholder’s Capital Account with the Company.

3.5            Capital Accounts. Capital Accounts will be maintained for the Unitholders in accordance with Section 704(b) of the Code and Section 1.704-1(b) of the Regulations.

3.6            Compliance with WLTR Holdings LLC Agreement. Each Unitholder adopts, and hereby agrees to comply with such Unitholder’s obligations and agreements under, the WLTR Holdings LLC Agreement as if such Unitholder were a “Class A Unitholder” (as defined in the WLTR Holdings LLC Agreement) thereunder (including Section 3.5(k) of the WLTR Holdings LLC Agreement). Any contribution of WLTR Units made by a Unitholder to the Company will not limit or impair such Unitholder’s duties or obligations under the WLTR Holdings LLC Agreement, and each Unitholder understands and agrees that such Unitholder’s duties and obligations under the WLTR Holdings LLC Agreement will be determined as if such contribution were not made to the Company. Each Unitholder acknowledges and agrees that (i) the Company will be a “Class A Unitholder” of WLTR Holdings and the Company will also be bound by the obligations and agreements applicable to a “Class A Unitholder” as such under the WLTR Holdings LLC Agreement, (ii) such Unitholder has received a copy of, and has read, the WLTR Holdings LLC Agreement and (iii)(a) New WT Parent is the Manager under this Agreement and a “Class A Unitholder” and the “Class A Representative Member” under the WLTR Holdings LLC Agreement, (b) the duties and obligations of New WT Parent in these respective roles may be in conflict and (c) such Unitholder hereby waives, and agree not to assert, any conflict of interest relating to or arising out of New WT Parent serving as the “Class A Representative Member” or as a “Class A Unitholder” under the WLTR Holdings LLC Agreement and the Manager under this Agreement. Notwithstanding the foregoing, each Unitholder acknowledges and agrees that all rights under the WLTR Holdings LLC Agreement and/or in respect of such Unitholder’s Indirectly Owned WLTR Units shall be exercised exclusively by the Company pursuant to Section 7.2.

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3.7            Compliance with Restrictive Covenants. Each Unitholder adopts, ratifies, reaffirms, agrees to comply with, and hereby accepts liability for any breach of such Unitholder’s obligations and agreements with respect to any restrictive covenants entered into in connection with any Reinvestment Agreement.

3.8            Reinvestment Agreements. Each Unitholder acknowledges that the WLTR Units held by the Company are subject to the terms and conditions of such Unitholder’s Reinvestment Agreement.

3.9            No Liability. No Unitholder will be personally liable for any debts, liabilities or obligations of the Company, whether to the Company, any Unitholder or to the creditors of the Company, beyond the amount contributed by such Unitholder to the capital of the Company, such Unitholder’s share of the accumulated but undistributed profits of the Company, if any, and the amount of any distribution (including the return of any capital contribution) made to such Unitholder required to be returned to the Company pursuant to the Act. Each Unitholder will look solely to the assets of the Company for all distributions with respect to the Company and will have no recourse therefore against any other Unitholder. The Unitholders will not have any right to demand or receive property other than cash upon dissolution and termination of the Company.

ARTICLE IV

DISTRIBUTIONS

4.1            Distributions in General. Except as otherwise provided in this Article 4, distributions in cash or in kind will be made at such times, and in such amounts, as determined by the Manager in its sole and absolute discretion. Subject to the foregoing, in the event the Company receives any cash, securities or other property relating a Unitholder’s Indirectly Owned WLTR Units (including distributions made by WLTR Holdings to the Company pursuant to the WLTR Holdings LLC Agreement and proceeds received by the Company in respect of a sale or redemption of such Unitholder’s Indirectly Owned WLTR Units pursuant to the WLTR Holdings LLC Agreement or otherwise), any distributions in respect of such cash, securities or other property will be made to such Unitholder; provided that the Company shall be entitled to retain (and not distribute) any funds deemed necessary by the Manager to satisfy existing or potential future expenses or other liabilities of the Company, the Manager and/or the Class A Representative Member (as defined in the WLTR Holdings LLC Agreement) as deemed necessary or appropriate by the Manager.

4.2            Tax Distributions. To the extent the Company receives a Tax Distribution (as defined in the WLTR Holdings LLC Agreement) from WLTR Holdings with respect to a taxable period, the Company shall make a distribution of such amount to the Unitholders in the amount of each such Unitholder’s estimated tax liability for such period, as determined by the Manager.

4.3            Limitation on Distributions. A Unitholder may not receive a distribution from the Company to the extent that, after giving effect to the distribution, all liabilities of the Company, other than liability to Unitholders on account of their capital contributions, would exceed the fair value of the Company’s assets.

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ARTICLE V

ALLOCATIONS OF PROFITS AND LOSSES

5.1            Allocations in General. Except as otherwise provided in this Article 5, items of Company income, gain, loss and deduction for each taxable year will be allocated among the Unitholders in such a manner that, to the extent possible, as of the end of such taxable year, the sum of (x) the Capital Account of each Unitholder, (y) such Unitholder’s share of minimum gain (as defined in Regulation Section 1.704-2(d)) and (z) such Unitholder’s partner nonrecourse debt minimum gain (as defined in Regulation Section 1.704-2(i)(2)) will be equal to the net amount that would be distributed to such Unitholder, determined as if (i) WLTR Holdings were to liquidate the assets of WLTR Holdings for an amount equal to their book value and distribute the proceeds in liquidation (after the payment of all liabilities) pursuant to Section 9.5 of the WLTR Holdings LLC Agreement, and (ii) immediately thereafter the Company were to liquidate and distribute the liquidating proceeds to the Unitholders pursuant to Section 4.1.

5.2            Limitation on Losses. Net losses allocated pursuant to Section 5.1 will not exceed the maximum amount of losses that can be so allocated without causing a Unitholder to have an, or to increase an existing, Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Unitholders would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to Section 5.1, the limitation set forth in this Section 5.2 will be applied on a Unitholder-by-Unitholder basis so as to allocate the maximum permissible losses to each Unitholder under Section 1.704-1(b)(2)(ii)(d) of the Regulations. All losses in excess of the limitation set forth in this Section 5.2 will be allocated to the other Unitholders in proportion to their respective Company Units. For purposes of this Section 5.2, “Adjusted Capital Account Deficit” means, with respect to any Unitholder, the deficit balance, if any, in such Unitholder’s Capital Account as of the end of the relevant fiscal year of the Company, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which such Unitholder is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

5.3            Chargeback Provision. Net profits will be allocated, first, to the Unitholders in proportion to and to the extent by which (i) the losses disproportionately allocated to the Unitholders pursuant to Section 5.2 hereof for all prior fiscal years exceeds (ii) the cumulative net profits allocated to the Unitholders pursuant to this Section 5.3 for all prior fiscal years, and thereafter as provided in Section 5.1.

5.4            Compliance With Regulations; Special Allocations. If the Manager determines that the manner in which the Unitholders’ Capital Accounts are maintained should be modified, or that any particular item of income, gain, loss, deduction or credit should be allocated in a manner other than as provided above in order to comply with the Regulations or as reasonably necessary in order to reflect the intended economic arrangement among the Unitholders under this Agreement, the Manager may make the modification or the allocation. To the extent appropriate, as determined by the Manager, the special allocation and other applicable rules of Section 1.704 of the Regulations will apply (including without limitation the so-called “minimum gain chargeback” and “qualified income offset” rules and the rules governing allocation of nonrecourse deductions in Section 1.704-2 of the Regulations).

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5.5            Change in Interest. If there is a change in Unitholders or in the respective holdings of Company Units or in the respective rights or duties appurtenant to Company Units (caused, for example, by an admission of a new Unitholder), allocations under this Article 5 for a taxable year among the Persons who are or were Unitholders will be made in the manner determined to be required under the Code and, if more than one method is determined to be permitted, then by the method selected as appropriate by the Manager, taking into account both the principles of substantial fairness and convenience of administration.

5.6            Tax Allocations. The income, gains, losses, credits and deductions recognized by the Company will be allocated among the Unitholders, for U.S. federal, state and local income tax purposes, to the extent permitted under the Code and the Regulations, in the same manner that each such item is allocated to the Unitholders’ Capital Accounts. Notwithstanding the foregoing, the Manager will have the power to make such allocations for U.S. federal, state and local income tax purposes as may be necessary to maintain substantial economic effect, or to insure that such allocations are in accordance with the Unitholders’ interests in the Company, in each case within the meaning of the Code and the Regulations.

5.7            Negative Capital Accounts. If any Unitholder has a deficit balance in such Unitholder’s Capital Account (after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which such liquidation occurs), such Unitholder will have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit will not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

5.8            Indemnification and Reimbursement for Payments on Behalf of a Unitholder. If the Company is required by law to make any payment to a Governmental Entity (including any tax) that is specifically attributable to a Unitholder (including, in the event that the Company becomes liable for any taxes, interest or penalties under Section 6225 of the Code, as amended by the Bipartisan Budget Act of 2015 (following a final determination of such liability by the relevant Governmental Entity), such Unitholder’s allocable share of the amount of such tax liability, including any interest and penalties associated therewith, as reasonably determined by the Manager in good faith in accordance with the Code) or a Unitholder’s status as such (including, without limitation, federal withholding taxes, state personal property taxes and state unincorporated business taxes), then such Unitholder shall indemnify and contribute to the Company in full for the entire amount paid (including interest, penalties and related expenses). The Manager shall offset distributions to which a Person is otherwise entitled under this Agreement against such Person’s obligation to indemnify the Company under this Section 5.8. A Unitholder’s obligation to indemnify and make contributions to the Company under this Section 5.8 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.8, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Unitholder under this Section 5.8, including instituting a lawsuit to collect such indemnification and contribution, with interest calculated at a rate equal to the base rate plus three percentage points per annum (but not in excess of the highest rate per annum permitted by law), compounded on the last day of each fiscal quarter.

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ARTICLE VI

BOOKS AND RECORDS; TAX MATTERS PARTNER

6.1            Books. There will be maintained and kept at all times during the continuation of the Company proper and usual books of account which will accurately reflect the condition of the Company and will account for all matters concerning the management thereof, and which books will be maintained and kept at the principal office of the Company or at such other place or places as the Manager may from time to time determine. The Company’s books and records will be maintained on the basis selected by the Manager.

6.2            Fiscal Year. The fiscal year of the Company will end on the same date as the fiscal year of WLTR Holdings, except as otherwise required by applicable law.

6.3            Tax Matters Partner. The Manager shall appoint the “tax matters partner” within the meaning of Section 6231(a)(7) of the Code prior to its amendment by the Revised Partnership Audit Procedures and shall be the “partnership representative” of the Company for any taxable period subject to the provisions of Section 6223 of the Code, as amended by the Revised Partnership Audit Procedures (in each such capacity, the “Tax Matters Member”), and is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Unitholder agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings and to provide to the Company or the Tax Matters Member any information that could help mitigate any tax due by the Company or its Members. The Tax Matters Member shall keep the Manager fully informed of the progress of any examinations, audits or other proceedings, it being agreed that no Unitholder shall have any right to participate in any such examinations, audits or other proceedings. Notwithstanding the foregoing, the Tax Matters Member shall not settle or otherwise compromise any issue in any such examination, audit or other proceeding without first obtaining approval of the Manager.

6.4            Tax Returns. The Manager will cause to be prepared and filed all necessary U.S. federal, state, local or foreign income tax returns for the Company, including making any elections the Manager may deem appropriate and in the best interests of the Unitholders. Each Unitholder will furnish to the Manager all pertinent information in its possession relating to Company operations that is necessary to enable the Company’s income tax returns to be prepared and filed. Promptly after the end of each taxable year (or as soon as reasonably practicable thereafter) and in no event later than August 31, the Company will send to each Person that was a Unitholder at any time during such year copies of Schedule K-1, “Partner’s Share of Income, Credits, Deductions, Etc.”, or any successor schedule or form, with respect to such Person, together with such additional information as may be necessary for such Person to file U.S. federal income tax returns.

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ARTICLE VII

MANAGEMENT

7.1            Manager. The business of the Company will be managed exclusively by the Manager. Notwithstanding anything to the contrary under this Agreement or in the Act, the Manager may only be removed (i) upon the affirmative vote of the holders of more than seventy-five percent (75%) of the Company Units and (ii) upon the written resignation of the Manager. If the Manager is removed or resigns in accordance with the foregoing provision, the holders of more than seventy-five percent (75%) of the Company Units shall promptly appoint a successor Manager.

7.2            Management Powers.

(a)            To the fullest extent permitted by Delaware law, the Manager will have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Unitholders under Delaware law, and the Unitholders will have no power whatsoever with respect to the management of the business and affairs of the Company (including any decisions relating to or arising out of the WLTR Units and/or the WLTR Holdings LLC Agreement). Any decision, action, approval, authorization, election or determination made by the Manager in furtherance of the terms herein may be made by the Manager in its sole discretion. Without limiting the foregoing, the power of the Manager shall include (i) the right to cause the Company to make any decision, exercise any right or satisfy any obligation relating to or arising out of the WLTR Units and the WLTR Holdings LLC Agreement (and any securities or other property acquired in respect thereof), including the right to sell any securities (including Parent Shares (as defined in the WLTR Holdings LLC Agreement)) received by the Company in connection with the Transfer of any WLTR Units, (ii) the right to bring, assert, defend, negotiate or settle any claims or actions pursuant to this Agreement and/or the WLTR Holdings LLC Agreement, (iii) the right to cause the Company to retain legal and other professional advisors on behalf of, and at the expense of, the Company, (iv) take all such other actions and to do all such other things as the Manager deems necessary or advisable with respect to this Agreement and/or the WLTR Holdings LLC Agreement, including, without limitation, to provide all approvals and consents of the Company and (v) the right to advance expenses or otherwise loan money to the Company, on such terms as the Manager deems appropriate.

(b)            In the event that the Company Transfers WLTR Units in connection with a Redemption Exercise (as defined in the WLTR Holdings LLC Agreement) or otherwise (such WLTR Units, “Disposed Units”), unless the Manager determines otherwise, for purposes of this Agreement (including Section 4.1), such Disposed Units shall be deemed to represent a proportionate number of all Unitholders’ Indirectly Owned WLTR Units.

(c)            Notwithstanding anything herein to the contrary, in the event that the Company receives any securities (including Parent Shares in connection with the Transfer of any Unitholder’s Indirectly Owned WLTR Units, and the Manager determines that such Unitholder is not an “accredited investor” (as that term is defined in Regulation D under the Securities Act of 1933, as amended), or that distribution of such securities to such Unitholder would not comply with any applicable law, then, in lieu of distributing such securities to such Unitholder, (x) the Company may sell such securities (on such terms and conditions as the Manager determines) and (y) following such sale, make a distribution to such Unitholder in respect of the net cash proceeds from such sale (which distribution shall be subject to the terms and conditions of Section 4.1).

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7.3            Exercise of “Put” Right under the WLTR Holdings LLC Agreement. The Manager agrees that (i) with respect to the First Redemption Year and the Second Redemption Year (each as defined in the WLTR Holdings LLC Agreement), the Manager shall cause the Company to deliver a Redemption Exercise Notice (as defined in the WLTR Holdings LLC Agreement) notifying WLTR Holdings of the Company’s election to cause WLTR Holdings to redeem a percentage of the Company’s Initial WLTR Units equal to the Management Holdco Redemption Percentage and (ii) with respect to the Third Redemption Year (as defined in the WLTR Holdings LLC Agreement), the Manager shall cause the Company to deliver a Redemption Exercise Notice notifying WLTR Holdings of the Company’s election to cause WLTR Holdings to redeem a percentage of the Company’s Initial WLTR Units equal to at least the Management Holdco Redemption Percentage; provided that (x) any failure by the Manager to comply with the foregoing shall impose no liability on the Manager and (y) the Unitholders acknowledge and agree that WLTR Holdings’ obligation to ultimately redeem any WLTR Units is subject to the terms and conditions of the WLTR Holdings LLC Agreement.

7.4            Compensation; Reimbursement. Except as determined by the Manager in its sole discretion, no Unitholder or Manager is entitled to remuneration for services rendered to the Company. The Company will reimburse the Manager for all reasonable expenses incurred in connection with the business of the Company.

7.5            Limited Liability. The Manager will not be (a) liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Manager, or (b) liable to the Company or to any Unitholder for any loss or damage sustained by the Company or any Unitholder.

7.6            Meetings of the Unitholders; Voting Rights. There will be no requirement that the Unitholders conduct meetings. Meetings will be held, if at all, only at such times and on such terms as the Unitholders and the Manager will unanimously agree. For any decision to be made by the Unitholders, each Unitholder will be entitled to vote based on the number of Company Units owned by each such Unitholder.

7.7            Certain Duties. Notwithstanding anything in this Agreement to the contrary, the Manager shall not have any duty (including fiduciary duty), or any liability for a breach of duty (including fiduciary duty), to the Company, any Unitholder or any other Person; provided that the foregoing shall not limit or eliminate liability for any act or omission that constitutes a bad faith violation of any applicable implied contractual covenant of good faith and fair dealing.

7.8            Officers and Related Persons. The Manager shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Manager deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

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ARTICLE VIII

TRANSFER OF COMPANY UNITS

8.1            General. Notwithstanding any provision of the Act to the contrary, a Unitholder may not Transfer all or any portion of such Unitholder’s Company Units except (i) in compliance with the transfer provisions contained or referenced in the WLTR Holdings LLC Agreement and (ii) with the written consent of the Manager. Notwithstanding the foregoing clause (ii), (x) a Unitholder may, upon prior written notice to the Manager, Transfer Company Units to such Unitholder’s Family Members (as defined in the WLTR Holdings LLC Agreement) or one or more trusts established in whole or in part for the benefit of such Unitholder and/or such Unitholder’s Family Members and (y) Company Units may be Transferred by will or intestacy. Any Transfer or attempted Transfer of any Company Units in violation of any provision of this Agreement shall be void, and the Company shall not record such Transfer on its books or treat any purported transferee of such Company Units as the owner of such securities for any purpose.

8.2            Call Right.

(a)             In the event a termination of a Unitholder’s Continuous Service with WLTR Holdings for any reason (a “Termination Event”; such Unitholder, an “Exiting Unitholder”), the Manager shall have the right (but not the obligation) (a “Call Right”) at any time during the 180-day period following such Termination Event to require the Exiting Unitholder to sell all (but not less than all) of the Exiting Unitholder’s Company Units (the “Call Units”) to any Eligible Purchaser (or combination of Eligible Purchasers) selected by the Manager and agreed by such Eligible Purchaser (any such Person, the “Call Purchaser”) at the Call Purchase Price.

(b)            Closing. The closing of the purchase of the Call Units (the “Call Right Closing”) shall occur on a date set by the Manager within 45 days following the exercise of a Call Right (such date, the “Call Right Closing Date”). Contemporaneously with the Call Right Closing, (x) the Exiting Unitholder shall execute a customary agreement (reasonably satisfactory to the Call Purchaser(s)) assigning the Call Units to the Call Purchaser(s) and containing customary representations and warranties, in favor of the Call Purchaser(s), regarding such Exiting Unitholder’s right, title and ownership in and to the Call Units, free and clear of all liens, and authority to consummate the transfer of such Call Units and (y) if the Call Units are certificated, the Exiting Unitholder shall duly endorse and deliver to the Call Purchaser, the certificates evidencing the Call Units (or an affidavit of lost certificate in respect thereof).

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(c)            Payment.

(1)            On the Call Right Closing Date, the Call Purchaser(s) shall pay to the Exiting Unitholder, by wire transfer of immediately available funds to an account designed by the Exiting Unitholder, an amount equal to fifty percent (50%) of the aggregate Call Purchase Price (less such Exiting Unitholder’s pro rata portion of any expenses attributable to such Exiting Unitholder pursuant to this Agreement).

(2)            On the one (1) year anniversary of the Call Right Closing Date, the Call Purchaser shall pay to the Exiting Unitholder, by wire transfer of immediately available funds to an account designed by the Exiting Unitholder, an amount equal to the remaining fifty percent (50%) of the aggregate Call Purchase Price. The parties recognize that some portion of this payment may be treated as imputed interest under the Internal Revenue Code.

(d)            The parties hereto agree that notwithstanding any of the provisions in this Agreement or this Section 8.2 to the contrary, the rights of the Exiting Unitholder under Section 4.2 hereof relating to Tax Distributions with respect to periods prior to the Call Right Closing, shall be unimpaired.

ARTICLE IX

ADMISSION OF NEW UNITHOLDERS; AMENDMENT TO LLC AGREEMENT AND
CERTIFICATE OF FORMATION

9.1            Admission of Unitholders. New Unitholders may be admitted to the Company by the Manager at any time or from time to time, and will be admitted upon such terms and conditions as the Manager may determine, consistent with this Agreement, the WLTR Holdings LLC Agreement, the Certificate of Formation and any applicable provision of law or rule of a governmental agency or self-regulating organization which has jurisdiction over the business of the Company.

9.2            Amendments. This Agreement and the Certificate of Formation may not be amended in whole or in part except upon the written consent of the Manager; provided, that any amendment that materially, adversely and disproportionately affects the rights of any Unitholders as compared to other Unitholders shall require the prior written consent of the holders of a majority of the Company Units so adversely affected.

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ARTICLE X

DISSOLUTION OF THE COMPANY

10.1            Events of Dissolution. The Company will be dissolved on the earlier of the following events:

(a)            The decision of the Manager to dissolve the Company;

(b)            The sale or liquidation of all the assets of the Company or WLTR Holdings; or

(c)            As otherwise provided by the Act.

10.2            Application of Proceeds. The assets of the Company on winding-up will be applied first to the expenses of the winding-up, liquidation and dissolution, then to creditors, in order of priority as provided by law, and thereafter distributed to the Unitholders in accordance with Section 4.1 above.

ARTICLE XI

LIABILITY AND INDEMNIFICATION

11.1            Limitation on Liability. Neither the Manager, the Initial Member nor any officer of the Company shall be liable to the Manager, any other officer, the Company or any Unitholder for any loss suffered by the Company or any Unitholder unless, subject to the other limitations contained in this Agreement, such loss is caused by such Person’s fraud, gross negligence, intentional misconduct or breach of this Agreement or breach of any other agreement executed in connection herewith. Without limiting the foregoing, the officers of the Company, the Initial Member and the Manager shall not be liable for any acts or omissions that do not constitute fraud, gross negligence, intentional misconduct or breach of this Agreement or breach of any other agreement executed in connection herewith. Any officer of the Company, the Initial Member or the Manager may consult with counsel and accountants in respect of the Company’s affairs and, provided such Person acts (or, in the case of the Initial Member, acted prior to its withdrawal as an equityholder of the Company) in good faith reliance upon the advice or opinion of such counsel or accountants, such Person shall not be liable for any loss suffered by the Company or any Unitholder in reliance thereon.

11.2            Indemnification Rights.

(a)            General. To the fullest extent permitted by law, the Company will indemnify, defend and hold harmless the Manager, the Initial Member, each officer of the Company, the Tax Matters Partner and each of their respective Affiliates (each, an “Indemnified Persons”), from and against any liability, loss or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company and from liabilities or obligations of the Company imposed on such Person by virtue of such Person’s position with the Company, including reasonable attorneys’ fees and costs and any amounts expended in the settlement of any such claims of liability, loss or damage; provided, however, that indemnification under this Section 11.2 will be recoverable only from the assets of the Company and not from any assets of the Unitholders. The Company will advance the full amount of expenses (including reasonable attorneys’ fees of an Indemnified Person) as incurred by such Indemnified Person and will be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement, provided that such Indemnified Person executes an undertaking, with appropriate security if requested by the Manager, to repay the amount so paid or reimbursed in the event that a final non-appealable determination by a court of competent jurisdiction finds that such Indemnified Person is not entitled to indemnification under this Section 11.2. The Company may pay for insurance covering liability of the Indemnified Persons for negligence in the operation of the Company’s affairs.

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(b)            Indemnification Priority. The Company hereby acknowledges that the rights to indemnification, advancement of expenses and/or insurance provided pursuant to this Section 11.2 may also be provided to certain Indemnified Persons by other sources (collectively, the “Affiliate Indemnitors”). The Company hereby agrees that, as between itself and the Affiliate Indemnitors: (i) the Company is the indemnitor of first resort with respect to all such indemnifiable claims against such Indemnified Persons, whether arising under this Agreement or otherwise (i.e., its obligations to such Indemnified Persons are primary and any obligation of the Affiliate Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Persons are secondary), (ii) the Company will be required to advance the full amount of expenses incurred by such Indemnified Persons and will be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and such Indemnified Persons), without regard to any rights such Indemnified Persons may have against the Affiliate Indemnitors, and (iii) the Company irrevocably waives, relinquishes and releases the Affiliate Indemnitors from any and all claims against the Affiliate Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company agrees to indemnify the Affiliate Indemnitors directly for any amounts that the Affiliate Indemnitors pay as indemnification or advancement on behalf of any such Indemnified Person and for which such Indemnified Person may be entitled to indemnification from the Company in connection with serving as a director or officer (or equivalent titles) of the Company or its Subsidiaries. The Company further agrees that no advancement or payment by the Affiliate Indemnitors on behalf of any such Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company will affect the foregoing and the Affiliate Indemnitors will be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company, and the Company will cooperate with the Affiliate Indemnitors in pursuing such rights.

11.3            Exculpation. No Indemnified Person will be liable, in damages or otherwise, to the Company or to any Unitholder for any loss that arises out of any act performed or omitted to be performed by such Person pursuant to the authority granted by this Agreement.

11.4            Persons Entitled to Indemnity. Any Person who is within the definition of “Indemnified Person” at the time of any action or inaction in connection with the business of the Company will be entitled to the benefits of this Article 11 as an “Indemnified Person” with respect thereto, regardless of whether such Person continues to be within the definition of “Indemnified Person” at the time of such Indemnified Person’s claim for indemnification or exculpation hereunder. The right to indemnification and the advancement of expenses conferred in this Article 11 will not be exclusive of any other right which any Person may have or hereafter acquires under any statute, agreement, by law, vote of the Manager or otherwise. If this Article 11 or any portion hereof will be invalidated on any ground by any court of competent jurisdiction, then the Company will nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Article 11 to the fullest extent permitted by any applicable portion of this Article 11 that will not have been invalidated and to the fullest extent permitted by applicable law.

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11.5            Procedure Agreements. The Company may enter into an agreement with any of its officers, employees, consultants, counsel, agents or the Manager setting forth procedures consistent with applicable law for implementing the indemnities provided in this Article 11.

11.6            Reliance, Etc.

(a)            Notwithstanding any other provision of this Agreement, an Indemnified Person acting under this Agreement will not be liable to the Company or to any other Indemnified Person for such Person’s good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the Company, the Manager and each Unitholder to replace such other duties and liabilities of such Indemnified Person. No Indemnified Person will have any fiduciary duties to the Company, the Manager or any Unitholder, and will otherwise not have any obligations, other than such obligations as specifically provided by this Agreement.

(b)            Notwithstanding any other provision of this Agreement or otherwise applicable law, whenever in this Agreement an Indemnified Person is permitted or required to make a decision (i) in such Person’s discretion or under a grant of similar authority, the Indemnified Person will be entitled to consider only such interests and factors as such Indemnified Person desires, including such Person’s own and such Person’s Affiliates’ interests, and will, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company, the Manager, any Unitholder or any other Person, or (ii) in such Person’s good faith or under another express standard, the Indemnified Person will act under such express standard and will not be subject to any other or different standards.

ARTICLE XII

MISCELLANEOUS

12.1            Entire Agreement. Except as herein provided, this Agreement (together with the agreements referenced herein) constitutes the entire agreement between the parties relating to the subject matter hereof. This Agreement (together with the agreements referenced herein) supersede any prior agreement or understandings among them relating to the subject matter hereof, and it may not be modified or amended in any manner other than as set forth herein.

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12.2            Governing Law; Arbitration. This Agreement and any controversy or claim, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement) arising out of or related to the company relationship among the Unitholders, the Manager and the Company, shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any law or rule that would cause the laws of any jurisdiction other than the State of Delaware to be applied. Any dispute arising under, or in connection with, this Agreement or its validity or termination, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement), shall be exclusively submitted to, and finally resolved by, arbitration administered by the International Chamber of Commerce (ICC) under its Arbitration Rules. In addition to the foregoing arbitration rules, the Rules on the Taking of Evidence in International Arbitration of the International Bar Association shall apply. The place of arbitration shall be New York County, New York. Judgment on the arbitral award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets

12.3            Severability. If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination will not affect the other provisions hereof, each of which will be construed and enforced as if the invalid or unenforceable portion were not contained herein. Such invalidity or unenforceability will not affect any valid and enforceable application thereof, and each such provision will be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

12.4            Notices, Etc. All notices and other communications required or permitted hereunder will be in writing and will be deemed effectively given upon personal delivery or receipt (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service), addressed (a) if to any Unitholder, at the address of such Unitholder on file with the Company (including any e-mail address) or at such other address (including any e-mail address) as such Unitholder will have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Manager to:

The Company and Manager:

New WT Parent, Inc.

1835 Broadway Street
Charlottesville, Virginia 22902

Attn: Tobias A. Dengel

with a copy to (which shall not constitute notice):

Davis+Gilbert LLP

1675 Broadway

New York, NY 10019

Attn: Brad J. Schwartzberg, Esq.

12.5            Consent to Jurisdiction and Service of Process. The parties irrevocably consent to the jurisdiction and venue of the state and federal courts located in Delaware in connection with any action relating to this Agreement and agree that service of summons, complaint or other process in connection with any such action may be made as set forth in Section 12.3 and that service so made will be as effective as if personally made in the State of Delaware.

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12.6            Binding Agreement. Except as herein otherwise specifically provided, this Agreement will be binding upon and inure to the benefit of the parties and their respective legal representatives, heirs, administrators, executors, successors and assigns.

12.7            Captions. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision thereof. All pronouns will be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person (which term, for purposes of this Agreement, will include individuals and entities) may require in the context thereof.

12.8            Validity. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement, or the application of such provision to any Person or circumstances will be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, will not be affected hereby.

12.9            Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. Counterparts to this Agreement, and any amendment hereto, may be delivered by facsimile or electronic mail of a document in Adobe Portable Document Format or other electronic file based on common standards, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, including DocuSign, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.10            Table of Contents, Headings. The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing this Agreement.

12.11            Adjustment of Numbers. All numbers set forth herein that refer to unit prices or amounts will be appropriately adjusted by the Manager to reflect the Company Unit splits, Company Unit dividends, combinations of Company Units and other recapitalizations affecting the subject class of equity.

12.12            No Third Party Rights. The provisions of this Agreement are for the benefit of the Company, the Manager and the Unitholders, and no other Person, including creditors of the Company, will have any right or claim against the Company, the Manager or any Unitholder by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement. Notwithstanding the foregoing, WLTR Holdings is an express third party beneficiary of this Agreement.

12.13            Execution of Documents. From time to time after the date of this Agreement, upon the request of the Manager, each Unitholder will perform, or cause to be performed, all such additional acts, and will execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement. Each Unitholder, including each new and substituted Unitholder, by the execution of this Agreement or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and appoints the Manager or any Person designated by the Manager to act on such Unitholder’s behalf for purposes of this Section 12.13 as such Unitholder’s true and lawful attorney-in-fact with full power and authority in such Unitholder’s name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including:

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(a)            all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Manager deems appropriate to qualify or to continue the Company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Manager, necessary to protect the limited liability of the Unitholders;

(b)            all amendments to this Agreement adopted in accordance with the terms hereof and all instruments that the Manager deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(c)            all conveyances and other instruments that the Manager deems appropriate to reflect the dissolution of the Company.

The appointment of the Manager for purposes of this Section 12.13 to act as such Unitholder’s attorney-in-fact will be deemed to be a power coupled with an interest, in recognition of the fact that each of the Unitholders under this Agreement will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing and other action by such Unitholder on behalf of the Company, and will survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Unitholder giving such power and the transfer or assignment of all or any part of such Unitholder’s Company Units; provided, however, that in the event of a Transfer by a Unitholder of all of such Unitholder’s Company Units, the power of attorney given by the transferor will survive such assignment only until such time as the transferee will have been admitted to the Company as a substituted Unitholder and all required documents and instruments will have been duly executed, filed, and recorded to effect such substitution.

12.14            Confidentiality. Each Unitholder shall, and shall cause such Unitholder’s Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective directors, managers, members, shareholders, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Unitholder or such Unitholder’s Affiliates (collectively, “Representatives”) to hold, in confidence and keep confidential (x) the terms and conditions of this Agreement and the WLTR Holdings LLC Agreement and the transactions contemplated hereby and thereby and (y) any and all information, whether written or oral, concerning the Company and WLTR Holdings, except, in each case, to the extent (i) such information is or becomes generally available to the public other than by breach of this provision, (ii) such Unitholder learns such information from a third party who is not under an obligation of confidence to any person or (iii) such information is required to be disclosed pursuant to any applicable law. Each Unitholder shall be responsible for any action or omission by its or his Representatives that would constitute a breach of this Agreement (as if such Representatives had been a party hereto).

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12.16            Representation by Counsel. Each party hereto acknowledges that (a) the Agreement was initially prepared by Davis+Gilbert LLP (“Davis+Gilbert”), legal counsel representing the Company and the Manager; (b) Davis+Gilbert was acting solely on behalf of the Company and the Manager and not any other Unitholder, individually or collectively; (c) each Unitholder has been advised to seek independent legal and financial counsel with respect to his execution of the Agreement, has had the opportunity to do so and has freely executed this Agreement after full and careful consideration of its terms; (d) the statements made in this Section 12.16 may be relied upon by the Company, the Manager and by Davis+Gilbert, or their respective successors in interest; (e) each party hereto has been advised of the conflict of interest and has agreed to waive any conflict of interest that may arise as a result of the involvement of Davis+Gilbert; and (g) Davis+Gilbert is permitted to represent the Company and/or the Manager after the date of this Agreement without the need for additional consent or waiver by any Unitholder.

12.17            Spousal Consent. Each Unitholder represents and warrants to the Company that such Unitholder either (a) is not a married resident of a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin) or (b) has delivered to the Company a validly executed spousal consent in the form attached as Exhibit B or in such other form as the Manager may determine.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Amended and Restated Limited Liability Company Agreement of WLTR Management Holdings LLC as of the date and year first above written.

THE COMPANY:	WLTR Management Holdings LLC

By:
Name:
Title:

MANAGER AND INITIAL MEMBER:	New WT Parent, Inc.

By:
Name:
Title:

Signature Page to Limited Liability Company Agreement of WLTR Management Holdings LLC

Exhibit A

FORM OF JOINDER AGREEMENT

Effective as of the Joinder Effective Time (as defined below)

Reference is hereby made to (i) that certain Reinvestment Agreement by and among TELIS International Holding (U.S.A.) Corp., WLTR Holdings, LLC and the undersigned (the “Reinvestment Agreement”), (ii) that certain Contribution and Exchange Agreement, by and between WLTR Management Holdings LLC, a Delaware limited liability company (the “Company”), and the undersigned (the “Contribution and Exchange Agreement”), and (iii) that certain Amended and Restated Limited Liability Company Agreement of the Company (as amended from time to time, the “LLC Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the LLC Agreement.

Effective immediately upon the consummation of the transactions contemplated by the Contribution and Exchange Agreement (the “Joinder Effective Time”), the undersigned shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Unitholder for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a holder of Company Units.

Notwithstanding the foregoing, this Joinder Agreement shall automatically terminate and be of no further force and effect if, at any time prior to the Joinder Effective Time, the Reinvestment Agreement has been terminated pursuant to Section 5.1 thereof.

UNITHOLDER (IF AN INDIVIDUAL):

Name:

UNITHOLDER (IF AN ENTITY):

By:
Name:
Title:

Exhibit B

FORM OF SPOUSAL CONSENT

I ____________________, spouse of ____________________, have read and approve (i) the Contribution and Exchange Agreement (the “Contribution & Exchange Agreement”) by and between WLTR Management Holdings LLC, a Delaware limited liability company (the “Company”), and (ii) the Amended and Restated Limited Liability Company Agreement of the Company (the “A&R LLC Agreement”). Capitalized terms used but not defined herein shall have the meaning set forth in the A&R LLC Agreement. This Spousal Consent shall become effective contemporaneous with the consummation of the transactions contemplated by the Contribution & Exchange Agreement

I am aware that my spouse is a party to the Contribution & Exchange Agreement and that the Contribution and Agreement provides that, effective immediately upon the Contribution and Exchange and subject to the terms set forth therein, my spousal shall become a party to the A&R LLC Agreement. I am further aware that the Contribution & Exchange Agreement and the A&R LLC Agreement will set forth certain rights and obligations of my spouse, including in respect of any Company Units held by my spouse and any Indirectly Owned WLTR Units attributable to my spouse.

I am aware that the legal, financial, and related matters contained in the Contribution & Exchange Agreement and the A&R LLC Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this spousal consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

I hereby ratify and consent to the execution by my spouse of the Contribution & Exchange Agreement and the A&R LLC Agreement and agree that I and any interest, including any community property interest, that I may have in any limited liability company of the Company shall, following the Contribution and Exchange, be irrevocably bound by the A&R LLC Agreement, including any restrictions on the transfer or other disposition of such limited liability company interests. I hereby irrevocably appoint my spouse as my attorney-in-fact and agent with respect to the exercise of any rights and obligations under the Contribution & Exchange Agreement and the A&R LLC Agreement.

Signature of Spouse:

Printed Name of Spouse:

Date:

EXHIBIT B

FORM OF JOINDER AGREEMENT

Effective as of the Joinder Effective Time

Reference is hereby made to (i) that certain Reinvestment Agreement by and among TELUS International Holding (U.S.A.) Corp., WLTR Holdings, LLC and the undersigned (the “Reinvestment Agreement”), (ii) that certain Contribution and Exchange Agreement, by and between WLTR Management Holdings LLC, LLC, a Delaware limited liability company (the “Company”), and the undersigned (the “Contribution and Exchange Agreement”), and (iii) that certain Amended and Restated Limited Liability Company Agreement of the Company (as amended from time to time, the “A&R LLC Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the A&R LLC Agreement.

Effective immediately upon the consummation of the transactions contemplated by the Contribution and Exchange Agreement (the “Joinder Effective Time”), the undersigned shall become a party to the A&R LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the A&R LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Unitholder for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a holder of Company Units.

Notwithstanding the foregoing, this Joinder Agreement shall automatically terminate and be of no further force and effect if, at any time prior to the Joinder Effective Time, the Reinvestment Agreement has been terminated pursuant to Section 5.1 thereof.

UNITHOLDER (IF AN INDIVIDUAL):

Name:

UNITHOLDER (IF AN ENTITY):

By:
Name:
Title:

EXHIBIT C

FORM OF SPOUSAL CONSENT

I ____________________, spouse of ____________________, have read and approve (i) the Contribution and Exchange Agreement (the “Contribution & Exchange Agreement”) by and between WLTR Management Holdings LLC, a Delaware limited liability company (the “Company”), and (ii) the Amended and Restated Limited Liability Company Agreement of the Company (the “A&R LLC Agreement”). Capitalized terms used but not defined herein shall have the meaning set forth in the A&R LLC Agreement. This Spousal Consent shall become effective contemporaneous with the consummation of the transactions contemplated by the Contribution & Exchange Agreement

I am aware that my spouse is a party to the Contribution & Exchange Agreement and that the Contribution and Agreement provides that, effective immediately upon the Contribution and Exchange and subject to the terms set forth therein, my spouse shall become a party to the A&R LLC Agreement. I am further aware that the Contribution & Exchange Agreement and the A&R LLC Agreement will set forth certain rights and obligations of my spouse, including in respect of any Company Units held by my spouse and any Indirectly Owned WLTR Units attributable to my spouse.

I am aware that the legal, financial, and related matters contained in the Contribution & Exchange Agreement and the A&R LLC Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this spousal consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

I hereby ratify and consent to the execution by my spouse of the Contribution & Exchange Agreement and the A&R LLC Agreement and agree that I and any interest, including any community property interest, that I may have in any limited liability company of the Company shall, following the Contribution and Exchange, be irrevocably bound by the A&R LLC Agreement, including any restrictions on the transfer or other disposition of such limited liability company interests. I hereby irrevocably appoint my spouse as my attorney-in-fact and agent with respect to the exercise of any rights and obligations under the Contribution & Exchange Agreement and the A&R LLC Agreement.

Signature of Spouse:

Printed Name of Spouse:

Date: Effective January 3, 2023